UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                           I-TECH HOLDINGS GROUP, INC.
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title or Class of Securities)

                                    450690102
                                 (CUSIP Number)

                 Joseph Sierchio, Esq., Sierchio & Albert, P.C.,
                  41 East 57th Street, New York, New York 10022
                               Tel. (212) 446-9500
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 11, 1999
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D



-----------------------------------------------------

CUSIP No.                  450690102

-----------------------------------------------------

--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS      I.R.S. Identification No.
                                     of Above Persons (entities only)
     CRAIG FAULKNER

--------------------------------------------------------------------------------
2.  CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)     [X]
                                                           (b)     [ ]

--------------------------------------------------------------------------------
3.  SEC USE ONLY

--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS

    00

--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)      [  ]

--------------------------------------------------------------------------------

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    CANADA

--------------------------------------------------------------------------------
                      7.       SOLE VOTING POWER
    Number of
    Shares                     250,000
    Beneficially      ----------------------------------------------------------
    Owned by          8.       SHARED VOTING POWER
    Each
    Reporting                  665,000
    Person            ----------------------------------------------------------
    With              9.       SOLE DISPOSITIVE POWER

                               250,000
                      ----------------------------------------------------------
                      10.      SHARED DISPOSITIVE POWER

                               665,000
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    915,000

--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES  [  ]

--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     13%

--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

     IN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------------------------------

CUSIP No.                  450690102

-----------------------------------------------------

--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS            I.R.S. Identification No.
                                           of Above Person (entities only)

     569358 B.C. Ltd.

--------------------------------------------------------------------------------
2.   CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)     [X]
                                                            (b)     [ ]

--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     00

--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2 (e) [ ]


--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Canada

--------------------------------------------------------------------------------
                       7.       SOLE VOTING POWER
     Number of
     Shares                     665,000
     Beneficially      ---------------------------------------------------------
     Owned by          8.       SHARED VOTING POWER
     Each
     Reporting                  0
     Person            ---------------------------------------------------------
     With              9.       SOLE DISPOSITIVE POWER

                                665,000
                       ---------------------------------------------------------
                       10.      SHARED DISPOSITIVE POWER

                                0

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     915,000

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES  [  ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     13%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     CO

--------------------------------------------------------------------------------

Item 1.  Security and Issuer

     This Statement relates to the common stock, no par value (the "Common Stock") of I-Tech Holdings Group, Inc. ("I-Tech"), a Colorado corporation. The principal executive offices of I-Tech are located at 1000-789 W. Pender Street, Vancouver, British Columbia, Canada V6C 1H2.

Item 2.  Identity and Background

     This Schedule 13-D dated March 19, 1999 is filed by Craig Faulkner, an individual, and 569358 B.C. Ltd., a British Columbia, Canada corporation wholly owned by Mr. Faulkner. The purpose of this filing is to reflect the acquisition by the aforementioned persons, sometimes referred to as a "Group," of more than 5% of the issued and outstanding shares of Common Stock of I-Tech.

     Craig Faulkner is an individual having a business address at 1000-789 W. Pender Street, Vancouver, B.C. Canada V6C 1H2. His present principal occupation is acting as a director and Chief Technology officer of I-Tech, an Internet based provider of comprehensive business and financial information to the small and micro cap markets. I-Tech is also engaged in the business of designing and establishing websites on the Internet for clients as well as conducting consulting services appropriate to advising clients about establishing websites.

     Mr. Faulkner has not during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Faulkner is a citizen of Canada.

     569358 B.C. Ltd. is a corporation organized under the laws of British Columbia, Canada. Its office is located at 1000-789 W. Pender Street, Vancouver, B.C., Canada V6C 1H2.569358 B.C. Ltd. is a privately held investment firm.

     569358 B.C. Ltd. has not during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree or final order enjoining violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or other Consideration

     Pursuant to a Share Exchange and Share Purchase Agreement dated March 11, 1999 (the "SEA") by and among I-Tech, 579818 B.C. Ltd, a British Columbia, Canada corporation wholly owned by I-Tech (the "I-Tech Subsidiary"), Stock Research Group Inc., a British Columbia, Canada corporation ("Stock Group"), and all (being nine) of the Shareholders of Stock Group ("Stock Group Shareholders"), I-Tech acquired all of the issued and outstanding common shares of Stock Group from the Stock Group Shareholders in consideration of the issuance by (i) the I-Tech Subsidiary to the Stock Group Shareholders, on a pro-rata basis, of 3,900,000 Class A Exchangeable Shares (the "Exchangeable Shares") and (ii) I-Tech to Stocktrans, Inc. ("Stocktrans") as trustee for the Stock Group Shareholders, of 3,900,000 shares of Common Stock (the "I-Tech Shares") to be held under the terms of an Exchange and Voting Agreement dated March 11, 1999 (the "Trust Agreement") by and among I-Tech, the I-Tech Subsidiary, Stocktrans and the Stock Group Shareholders.

     Pursuant to the Trust Agreement, Stocktrans is holding the 3,900,000 shares of I-Tech Common Stock in trust for the benefit of the I-Tech Subsidiary and the Stock Group Shareholders in accordance with the terms of the Trust Agreement.

     Pursuant to these transactions (the "Transactions"), each of the Stock Group Shareholders has the right to (1) convert his Exchangeable Shares for an equal number of I-Tech Shares and (2) vote, (or to direct the Trustee to vote on behalf of such Stock Group Shareholder) a number of the I-Tech Shares equal to the number of Exchangeable Shares held of record by such Stock Group Shareholder. In the aggregate, the I-Tech Shares issued to the Trustee represent approximately 56% of I-Tech's issued and outstanding shares of Common Stock. Hence, the Stock Group Shareholders have effective control of I-Tech. In addition, five (5) Stock Group Shareholders have the right as of the date of this report to vote or direct the vote of more than 5% of I-Tech's issued and outstanding common stock including the three persons filing this report as follows:

     Mr. Faulkner, directly and indirectly through 569358 B.C. Ltd., (a company wholly-owned by Mr. Faulkner) beneficially owns a total of 915,000 Exchangeable Shares and accordingly has the right to direct the vote of 915,000 of I-Tech's Shares which represent approximately 13% of I-Tech's issued and outstanding common stock.

     There is no agreement or understanding, oral or otherwise, between Mr. Faulkner and 569358 B.C. Ltd. on the one hand and any other Stock Group Shareholder on the other as to the voting and/or disposition of their respective beneficial interests in the I-Tech Shares.

     The source and consideration used by Mr. Faulkner and 569358 B.C. Ltd. to make the purchase of the Shares of Common Stock of I-Tech beneficially owned by them was the exchange of all the shares of common stock of Stock Group owned directly by each of them pursuant to the SEA.

     No part of the consideration used for the acquisition of the shares of Common Stock of I-Tech beneficially owned by Mr. Faulkner and 569358 B.C. Ltd. was represented by borrowed funds.

Item 4.  Purpose of Transaction

     The Transactions were structured so as to permit I-Tech to effect the acquisition of Stock Group in a manner which would permit the Stock Group Shareholders, all of whom are residents of Canada, to defer certain Canadian tax consequences that would have otherwise arisen if there had been a direct exhange of securities between the Stock Group Shareholders and I-Tech as a non-Canadian corporation.

     Beneficial interest in the 915,000 I-Tech Shares was acquired by Mr. Faulkner and 569358 B.C. Ltd. as a direct consequence of the acquisition by I-Tech, through the I-Tech Subsidiary, of all of the issued and outstanding common shares of Stock Group. Following the acquisition, Mr. Faulkner was appointed a director and Chief Technology Officer of I-Tech.

Item 5.  Interest in Securities of the Issuer

     (a) The number of shares of Common Stock of I-Tech beneficially owned by Mr. Faulkner is 915,000 shares.*

     On information and belief, this figure represents approximately 15% of the issued and outstanding shares of Common Stock of I-Tech based upon the number of shares issued and outstanding together with the Shares to be issued subject to the options.


----------
     * Mr. Faulkner has also been granted options to purchase 195,000 shares of Common Stock of I-Tech at $2.50 per share. These options will vest (and thereafter become exercisable) at the rate of 20% per annum commencing January 1, 2000.

     The number of shares of Common Stock of I-Tech beneficially owned by 569358 B.C. Ltd. is 915,000 shares. On information and belief, this figure represents approximately 13% of the issued and outstanding shares of Common Stock of I-Tech.

     The number of shares of Common Stock of I-Tech beneficially owned by the Group is 915,000. On information and belief, this represents approximately 13% of the issued and outstanding shares of common stock of I-Tech.

     (b) Mr. Faulkner has the shared power (with 569358 B.C. Ltd.) to vote or direct the vote and the shared power to dispose or direct the disposition of 665,000 I-Tech Shares. Mr. Faulkner also has sole power to vote or direct the vote and the sole power to dispose or direct the disposition of 250,000 I-Tech Shares. In sum, Mr. Faulkner has the power to vote or direct the vote and dispose or direct the disposition of an aggregate of 915,000 I-Tech Shares.

     569358 B.C. Ltd. has the sole power to vote or direct the vote and to dispose or direct the disposition of 665,000 I-Tech Shares.

     (c) Mr. Faulkner and 569358 B.C. Ltd. acquired the Exchangeable Shares on March 11, 1999 pursuant to the SEA and the Trust Agreement.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such securities.

     (e) N/A

     Item  6.  Contracts,   Underwritings  or  Relationships   with  Respect  to
Securities of the Issuer

     As set forth in Item 3, Craig Faulkner and 569358 B.C. Ltd. are parties to the SEA and the Trust Agreement. A copy of the SEA is filed as Exhibit A hereto. A copy of the Trust Agreement is filed as Exhibit B hereto.

     Mr. Faulkner, the Chief Technology Officer and a director of I-Tech has been granted options to purchase 195,000 in the capital stock of I-Tech at US$2.50 per share. As noted above, none of the options will vest until at least January 1, 2000.


Item 7.  Material to be Filed as Exhibits

     Attached as Exhibit A is the SEA.

     Attached as Exhibit B is the Trust Agreement.

     Attached as Exhibit C is the written agreement dated as of March 19, 1999 by and among Craig Faulkner and 569358 B.C. Ltd. relating to the filing of joint acquisition statement as required by Rule 13d-1(f).

     AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THE STATEMENT IS TRUE, COMPLETE AND CORRECT.



Dated:  March 19, 1999                       /s/ Craig Faulkner
                                           -------------------------------------
                                           Craig Faulkner


     AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THE STATEMENT IS TRUE, COMPLETE AND CORRECT.

Dated:  March 19, 1999                       569358 B.C. Ltd.




                                           By:  /s/ Craig Faulkner
                                           -------------------------------------
                                           Craig Faulkner, Authorized Signatory

                          Exhibit A to the Schedule 13D
                                       of
                       Craig Faulkner and 569358 B.C. Ltd.

THIS SHARE EXCHANGE AND SHARE PURCHASE AGREEMENT is dated for reference the 11th day of March, 1999.

AMONG:

     I-TECH HOLDINGS GROUP, INC., a corporation incorporated under the laws of the State of Colorado,

     (the "Parent")

AND:

     579818 B.C. LTD., a corporation incorporated under the laws of the Province of British Columbia,

     (the "Purchaser")

AND:

     STOCK RESEARCH GROUP INC., a corporation incorporated under the laws of the Province of British Columbia,

     (the "Corporation")

AND:

     ALL OF THE SHAREHOLDERS OF THE CORPORATION as more particularly described on Schedule "A" attached hereto,

           (Individually a "Shareholder" and collectively the "Shareholders");

WHEREAS:

A. the Corporation is an Internet based provider of comprehensive financial information to the small and micro-cap markets;

B. the Shareholders own all of the issued and outstanding shares of the Corporation (the "Corporation Shares");

C. the Parent owns all of the issued and outstanding shares in the capital stock of the Purchaser;

D. the Purchaser desires to purchase all of the Corporation's Shares and the Shareholders desire to sell all of the Corporation's Shares to the Purchaser on the terms and conditions hereinafter set forth;

E. the respective boards of directors of the Purchaser, Parent and Corporation each deem it advisable and in the best interests of their respective shareholders to combine their respective businesses by the Purchaser acquiring all of the shares in the capital stock of the Corporation pursuant to the terms of this Agreement; and

F. the respective boards of directors of the Purchaser, Parent and Corporation have approved and adopted this Agreement as a plan of reorganization under section 368(a)(1) of the Internal Revenue Code of 1986, as amended (the "Code"), and as a transfer of shares pursuant to section 85 of the Income Tax Act (Canada) (the "Tax Act").

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the foregoing premises, the mutual representations, warranties, covenants and agreements hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

                             ARTICLE I: DEFINITIONS

1.01 Definitions. The following terms, as used herein, have the following meanings:

"Affiliate" means, with respect to any Person, any Person directly or indirectly controlling, controlled by or under direct or indirect common control with such other Person.

"Agreement" means this Share Exchange and Share Purchase Agreement by and among the Purchaser, Parent, Corporation and Shareholders.

"Applicable Law" means, with respect to any Person, any United States (whether federal, territorial, state or local), Canadian (whether federal, territorial, provincial, municipal or local) or foreign statute, law, ordinance, rule, administrative interpretation, regulation, order, writ, injunction, directive, judgment, decree or other requirement, all as in effect as of the Closing, of any Governmental Authority applicable to such Person or any of its Affiliates or any of their respective properties, assets, officers, directors, employees, consultants or agents (in connection with such officer's, director's, employee's, consultant's or agent's activities on behalf of such Person or any of its Affiliates).

"Associate" means with respect to any Person (a) any other Person of which such Person is an officer or partner or is, directly or indirectly, the beneficial owner of ten percent (10%) or more of any class of equity securities issued by such other Person, (b) any trust or other estate in which such Person has a ten percent (10%) or more beneficial interest or as to which such Person serves as trustee or in a similar fiduciary capacity, and (c) any relative or spouse of such Person, or any relative of such spouse who has the same home as such Person or who is a director or officer of such Person or any Affiliate thereof.

"Business Day" means a day other than a Saturday, Sunday or other day on which commercial banks in Vancouver, British Columbia are authorized or required by law to close.

"Buying Group" means the Purchaser and the Parent.

"Buying Group Business" means the business as heretofore or currently conducted by the Buying Group.

"Buying Group Contracts" means all contracts, agreements, options, leases, licences, sales and purchase orders, commitments and other instruments of any kind, whether written or oral, to which either the Purchaser or the Parent is a party on the Closing Date.

"Corporation's Balance Sheet" means the balance sheet of the Corporation dated December 31, 1998.

"Corporation Business" means the business as heretofore or currently conducted by the Corporation.

"Corporation Contracts" means all contracts, agreements, options, leases, licences, sales and purchase orders, commitments and other instruments of any kind, whether written or oral, to which the Corporation, or any Shareholder on behalf of the Corporation is a party on the Closing Date.

"Corporation Permitted Liens" means, with respect to the Corporation, (i) Liens for Taxes or governmental assessments, charges or claims the payment of which is not yet due, or for Taxes the validity of which is being contested in good faith by appropriate proceedings; (ii) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, materialmen and other similar Persons and other Liens imposed by Applicable Law incurred in the ordinary course of business for sums not yet delinquent or being contested in good faith; (iii) Liens relating to deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security or to secure the performance of leases, trade contracts or other similar agreements (iv) Liens and Corporation Encumbrances specifically identified in the Corporation's Balance Sheet included in the Corporation Financials; (v) Liens securing executory obligations under any lease that constitute an "operating lease" under Canadian GAAP and (vi) other Liens set forth on Schedule "E" hereto; provided, however, that, with respect to each of clauses (i) through (v), to the extent that any such encumbrance or Lien arose prior to the date of the Corporation's Balance Sheet included in the Corporation's Financials and relates to, or secures the payment of, a Liability that is required to be accrued under Canadian GAAP, such encumbrance or Lien shall not be a Corporation Permitted Lien unless adequate accruals for such Liability have been established therefor on such Corporation's Balance Sheet in conformity with Canadian GAAP.

"Corporation Premises" means those premises that have been occupied or used, or are occupied or used, by the Corporation in connection with the Corporation Business.

"Exchange and Voting Agreement" means the agreement in substantially the form set out in Schedule "B" hereto to be entered into by the Parent, Purchaser and the Trustee.

"Exchangeable Non-Voting Shares" means those 3,900,000 Class "A" exchangeable, non-voting, participating common shares without par value in the capital stock of the Purchaser, having those rights and terms set forth in the Exchange and Voting Agreement and the Exchangeable Share Provisions, which will be issued to the Shareholders in consideration for the purchase and sale of the Corporation Shares.

"Exchangeable Share Provisions" means those rights, restrictions, terms and provisions pertaining to the Exchangeable Non-Voting Shares, as set forth in Schedule "G" hereto, and as summarized in section 5.03 hereof.

"Governmental Authority" means any United States (whether federal, territorial, state, municipal or local), Canadian (whether federal, territorial, provincial, municipal or local) or foreign government, governmental authority, quasi-governmental authority, instrumentality, court, government or self-regulatory organization, commission, tribunal or organization or any regulatory, administrative or other agency, or any political or other subdivision, department or branch of any of the foregoing.

"GST" means all goods and services taxes, sales taxes levied by the federal government of Canada, value added taxes or multi-stage taxes and all provincial sales taxes integrated with such federal taxes, assessed, rated or charged upon the Corporation.

"Interim Period" means the period from and including the date of this Agreement to and including the Closing Date.

"Liability" means, with respect to any Person, any liability or obligation of such Person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, determined, determinable or otherwise and whether or not the same is required to be accrued on the financial statements of such Person.

"Lien" means, with respect to any asset, any mortgage, assignment, trust or deemed trust (whether contractual, statutory or otherwise arising), title defect or objection, lien, pledge, charge, security interest, hypothecation, restriction, encumbrance or charge of any kind in respect of such assets.

"Material Adverse Effect" means a change in, or effect on, the operations, affairs, prospects, financial condition, results of operations, assets, Liabilities, reserves or any other aspect of a party to this Agreement or to its business that results in a material adverse effect on, or a material adverse change in, any such aspect of the party or to its business.

"Parent's Balance Sheet" means the balance sheet of the Parent dated December 31, 1998.

"Parent Common Shares" means 3,900,000 common shares in the capital of the Parent to be issued to the Trustee pursuant to paragraph 2.05 hereof, in consideration of subscription proceeds from the Trustee of $0.0001 per share, having those rights and terms as set forth in the Exchange and Voting Agreement.

"Person"  includes  an  individual,   body  corporate,   partnership,   company,
unincorporated   syndicate   or   organization,    trust,   trustee,   executor,
administrator and other legal representative.

"SEC" means the United States Securities and Exchange Commission.

"Stock Option Plan" means the stock option plan of the Corporation which plan is more particularly described in Schedule "H" attached hereto.

"Subsidiary" means, with respect to any Person, (i) any corporation as to which more than 10% of the outstanding shares having ordinary voting rights or power (and excluding shares having voting rights only upon the occurrence of a contingency unless and until such contingency occurs and such rights may be exercised) is owned or controlled, directly or indirectly, by such Person and/or by one or more of such Person's Subsidiaries, and (ii) any partnership, joint venture or other similar relationship between such Person (or any Subsidiary thereof) and any other Person (whether pursuant to a written agreement or otherwise).

"Support Agreement" means that agreement between the Parent and the Purchaser, in the form attached hereto as Schedule "I" hereto, whereby the Parent agrees to make certain payments and deliveries to enable the Purchaser to comply with the Exchangeable Share Provisions.

"Tax" means all taxes imposed of any nature including any United States (whether federal, territorial, state or local), Canadian (whether federal, territorial, provincial or local) or foreign income tax, alternative or add-on minimum tax, profits or excess profits tax, franchise tax, gross income, adjusted gross income or gross receipts tax, employment related tax (including employee withholding or employer payroll tax or employer health tax), capital tax, real or personal property tax or ad valorem tax, sales or use tax, excise tax, stamp tax or duty, any withholding or back up withholding tax, value added tax, GST, severance tax, prohibited tax, premiums tax, occupation tax, customs and import duties, together with any interest or any penalty, addition to tax or additional amount imposed by any Governmental Authority responsible for the imposition of any such tax or in respect of or pursuant to any United States (whether federal, territorial, state or local), Canadian (whether federal, territorial, provincial or local) or other Applicable Law.

"Tax Return" means all returns, reports, forms or other information required to be filed with respect to any Tax.

"Trustee" means the trustee or successor trustee designated under the Exchange and Voting Agreement.

"33 Act" means the United States Securities Act of 1933 and all amendments thereto.

"34 Act" means the United States Securities Act of 1934 and all amendments thereto.

1.02 Currency Used. All references herein to dollars or the use of the symbol "$" shall be deemed to refer to United States dollars unless such reference is prefaced by "CDN" in which case the reference will be to Canadian dollars.

1.03 Canadian Generally Accepted Accounting Principles. Where the Canadian Institute of Chartered Accountants or any successor thereto includes a statement in its handbook or any successor thereto on a method or alternative methods of accounting or on a standard or standards of auditing, such statement shall be regarded as the only generally accepted accounting principle or principles or generally accepted auditing standard or standards ("Canadian GAAP") applicable to the circumstances that it covers, and references herein to "generally accepted accounting principles" shall be interpreted accordingly. All accounting and financial terms used herein with respect to the Corporation, unless specifically provided to the contrary, shall be interpreted and applied in accordance with Canadian GAAP.

1.04 American Generally Accepted Accounting Principles. Where the American Institute of Certified Public Accountants or any successor thereto includes a statement in its handbook or any successor thereto on a method or alternative methods of accounting or on a standard or standards of auditing, such statement shall be regarded as the only generally accepted accounting principle or principles or generally accepted auditing standard or standards ("American GAAP") applicable to the circumstances that it covers, and references herein to "generally accepted accounting principles" shall be interpreted accordingly. All accounting and financial terms used herein with respect to the Parent, unless specifically provided to the contrary, shall be interpreted and applied in accordance with American GAAP.

                   ARTICLE II: PURCHASE, SALE AND SUBSCRIPTION


2.01 Purchase of Corporation Shares. On the terms and subject to the conditions set forth herein, the Shareholders hereby agree to sell, transfer, convey, assign and deliver to the Purchaser, free and clear of all Corporation Share Encumbrances (as defined in paragraph 3.01.1), and the Purchaser hereby agrees to purchase, acquire and accept from the Shareholders, all of the Corporation Shares held by the Shareholders. At Closing, the Shareholders will deliver to the Purchaser certificates evidencing all of the Corporation Shares duly endorsed for transfer and such other instruments as have been reasonably requested by the Purchaser to transfer full legal and beneficial ownership of the Corporation Shares to the Purchaser, free and clear of all Corporation Share Encumbrances and the Corporation agrees to enter the Purchaser or the Purchaser's nominee on the books of the Corporation as the holder of the Corporation Shares and to issue one or more replacement share certificates representing the Corporation Shares to the Purchaser or the Purchaser's nominee. The Purchaser shall pay the Purchase Price for the Corporation Shares in accordance with the terms of Sections 2.02 of this Agreement.

2.02 Purchase Price for Corporation Shares. The aggregate purchase price to be paid by the Purchaser for the Corporation Shares (the "Purchase Price") will be the sum of CDN$7,800,000 which shall be fully satisfied by the delivery of the Exchangeable Non-Voting Shares representing the Purchase Price, at the deemed price of CDN$2.00 per Exchangeable Non-Voting Share.

2.03  Subscription  of Parent Common Shares.  The Parent agrees to grant to each
Shareholder:

a) such number of voting rights in the Parent as is equivalent to the number of Exchangeable Non-Voting Shares held by each Shareholder, as if each Shareholder held an equivalent number of Parent Common Shares, and, subject to the remaining terms of this Agreement, which voting rights will be exercisable by the Shareholders through their holding Exchangeable Non-Voting Shares in accordance with the Exchange and Voting Agreement;

b) the rights to exchange their Exchangeable Non-Voting Shares for Parent Common Shares, such rights to be exercised in accordance with the terms of the Exchange and Voting Agreement.

To ensure that the Purchaser and the Parent has sufficient common shares available to issue in exchange for Exchangeable Non-Voting Shares, and as security for its covenant to do so, the Parent agrees to issue the Parent Common Shares to the Trustee, at or shortly following Closing, at the purchase price of $0.0001 per share; such Parent Common Shares to be held in accordance with the Exchange and Voting Agreement.

2.04 Closing. The closing (the "Closing") of the transactions contemplated by this Agreement shall take place at the offices of Maitland & Company, Suite 700, 625 Howe Street, Vancouver, on such date as the parties hereto may mutually agree in writing (the "Closing Date").

2.05 Payment of Purchase Price. At Closing the Purchaser will deliver to the Shareholders certificates representing the Exchangeable Non-Voting Shares, all such Exchangeable Non-Voting Shares to be issued as fully paid and non-assessable, and registered in the names of the Shareholders and in the denominations set forth in Schedule "A" to the Exchange and Voting Agreement. On or shortly following the Closing, the Parent will issue the Parent Common Shares to the Trustee, such Parent Common Shares to be issued as fully paid and non-assessable, and registered in the name of the Trustee in such denominations as the Trustee may request.

                        ARTICLE III: REPRESENTATIONS AND
                           WARRANTIES OF SHAREHOLDERS

As an inducement to the Buying Group to enter into this Agreement and to consummate the transactions provided for herein, each Shareholder, as to himself, herself or itself and as to such of the Corporation Shares owned by him, her or it (and not as to any other Shareholder or to any of the Corporation Shares owned by any other Shareholder) represents and warrants to the Buying Group as follows and confirms that the Purchaser and the Parent are relying upon the accuracy of each of such representations and warranties in connection with the purchase of the Corporation Shares and the completion of the transactions set out herein:

3.01 Representations Regarding the Corporation Shares.

3.01.1 Each Shareholder has good and marketable title to his respective holdings in the Corporation Shares, free and clear of any and all covenants, conditions, restrictions, voting trust arrangements, rights of first refusal, options, Liens and adverse claims and rights whatsoever (collectively, the "Corporation Share Encumbrances"), and on the Closing Date, the Shareholders will deliver to the Purchaser, good and marketable title to the Corporation Shares free and clear of any and all Corporation Share Encumbrances;

3.01.2 Each Shareholder has the full right, power and authority to enter into this Agreement and each Shareholder has the full right, power and authority to transfer, convey and sell to the Purchaser at the Closing his respective holdings of the Corporation Shares sold to the Purchaser by the Shareholders hereunder, and upon consummation of the purchase, the Purchaser will acquire from the Shareholders good and marketable title to the Corporation Shares sold to the Purchaser by the Shareholders, free and clear of all Corporation Share Encumbrances; and

3.01.3 No Shareholder is a party to, subject to or bound by any agreement, judgment, order, writ, prohibition, injunction or decree of any court or other Governmental Authority that would prevent the execution or delivery to the Purchaser of this Agreement by any Shareholder, the transfer, conveyance and sale of the Corporation Shares sold by Shareholder to the Purchaser pursuant to the terms hereof, or the consummation of the transactions under this Agreement in accordance with the terms of this Agreement.

3.02 Authorization. The execution, delivery and performance of this Agreement, and the consummation of the transactions provided for herein, by each Shareholder are within the respective powers of each Shareholder and have been duly authorized by all necessary action on the part of each Shareholder, respectively. This Agreement has been duly and validly executed by each Shareholder and constitutes a legal, valid and binding agreement of each Shareholder, respectively, enforceable against each Shareholder in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights and subject to general principles of equity.

3.03 Non-Contravention. The execution, delivery and performance of this Agreement, and the consummation of the transactions provided for herein, by each Shareholder, do not (a) contravene or conflict with or constitute a material violation of any provision of any Applicable Law binding upon or applicable to any Shareholder or the Corporation Shares or (b) result in the creation or imposition of any Lien.

3.04 Residency. Each Shareholder is a resident of Canada as defined in the Income Tax Act (Canada).


          ARTICLE IV: REPRESENTATIONS AND WARRANTIES OF THE CORPORATION

As an inducement to the Buying Group to enter into this Agreement and to consummate the transactions provided for herein, the Corporation, represents and warrants to the Buying Group as follows:

4.01 Existence and Power. The Corporation is a corporation duly incorporated, organized and validly existing under the laws of the Province of British Columbia and has all corporate power and all governmental licences, authorizations, permits, consents and approvals required to carry on the Corporation Business as now conducted and to own and operate the Corporation Business as now owned and operated. The Corporation is not required to be qualified to conduct business in any jurisdiction where the failure to be so qualified, whether individually or in the aggregate, would have a Material Adverse Effect. No Corporation proceedings have been taken or authorized by the Corporation or any Shareholder or, to the knowledge of the Corporation, by any other Person, with respect to the bankruptcy, insolvency, liquidation, dissolution or winding-up of the Corporation or with respect to any amalgamation, merger, consolidation, arrangement or reorganization relating to the Corporation.

4.02 Authorization. The execution, delivery and performance by the Corporation of this Agreement and the consummation thereby of the transactions provided for herein are within the Corporation's powers and have been duly authorized by all necessary action on its part. This Agreement has been duly and validly executed by the Corporation and constitutes a legal, valid and binding agreement of the Corporation enforceable against it in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights and subject to general principles of equity.

4.03 Capital Stock.

4.03.1 The authorized capital stock of the Corporation consists solely of 10,000,000 common shares without par value, of which 3,900,000 common shares are issued and outstanding and are held by the Shareholders (the "Corporation Shares").

4.03.2 All such issued and outstanding Corporation Shares have been duly and validly authorized and issued and are validly outstanding, fully paid and non-assessable. The Corporation Shares represent all of the issued and outstanding shares of the Corporation. The Corporation does not hold any of the issued and outstanding Corporation Shares in the treasury of the Corporation, and there are not outstanding (i) any options, warrants, rights of first refusal or other rights to purchase any shares of the Corporation except as disclosed in Schedule "H") hereto, (ii) any securities convertible into or exchangeable for such shares or (iii) any other commitments of any kind for the issuance of additional shares of the Corporation or options, warrants or other securities of the Corporation.

4.04 Subsidiaries. The Corporation has no Subsidiaries.

4.05 Governmental Authorization. The execution, delivery and performance by the Corporation of this Agreement requires no action by, consent or approval of, or filing with, any Governmental Authority other than as expressly referred to in this Agreement.

4.06 Non-Contravention. The execution, delivery and performance of this Agreement by the Corporation, and the consummation by it of the transactions provided for herein, do not and will not (a) contravene or conflict with the articles or bylaws of the Corporation; (b) contravene or conflict with or constitute a material violation of any provision of any Applicable Law binding upon or applicable to the Corporation, the Corporation Business or the Corporation Shares and would not, individually or in the aggregate have a Material Adverse Effect; (c) constitute a default under or give rise to any right of termination, cancellation or acceleration of, or to a loss of any benefit to which the Corporation is entitled, under any Corporation Contract to which the Corporation is a party or any permit or similar authorization relating to the Corporation, the Corporation Business or the Corporation Shares by which the Corporation, the Corporation Business or the Corporation Shares may be bound or affected; or (d) result in the creation or imposition of any Lien.

4.07 Financial Statements: Undisclosed Liabilities.

4.07.1 Attached hereto as Schedule "C" are true and complete copies of the Corporation's Balance Sheet as of December 31, 1998 and the related statements of income and retained earnings and changes of financial position for the year ended December 31, 1998 (collectively, the "Corporation's Financials").

4.07.2 The Corporation's Financials: (i) have been prepared on a consistent basis and are based on the books and records of the Corporation in accordance with Canadian GAAP and present fairly the financial position, results of operations and statements of changes in the Corporation's financial position as of the dates indicated or the periods indicated; (ii) contain and reflect all necessary adjustments and accruals for a fair presentation of its financial position and the results of its operations for the periods covered by said financial statements; (iii) contain and reflect adequate provisions for all reasonably anticipated Liabilities (including Taxes) with respect to the periods then ended and all prior periods; and (iv) with respect to the Corporation Contracts and commitments for the sale of goods or the provision of services by the Corporation, contain and reflect adequate reserves for all reasonably anticipated material losses and costs and expenses in excess of expected receipts.

4.07.3 To the best of the knowledge of the Corporation, there are no Liabilities of the Corporation other than: (i) any Liabilities accrued as Liabilities on the Corporation's Balance Sheet; (ii) Liabilities incurred since the date of the Corporation's Balance Sheet that do not, and could not, individually or in the aggregate have a Material Adverse Effect; and (iii) other Liabilities disclosed in this Agreement or in any schedules attached hereto.

4.08 Absence of Certain Changes. Since December 31, 1998, the Corporation Business has been conducted in the ordinary course, and there has not been:

(a) any event, occurrence, state of circumstances, or facts or change in the Corporation or in the Corporation Business that has had, or which the Corporation, after reasonable inquiry, expect to have, either individually or in the aggregate, a Material Adverse Effect;

(b) (i) any change in any Liabilities of the Corporation that has had, or which the Corporation may, after reasonable inquiry, expect to have, a Material Adverse Effect or (ii) any incurrence, assumption or guarantee of any indebtedness for borrowed money by the Corporation in connection with the Corporation Business or otherwise;

(c) any (i) payments by the Corporation in respect of any indebtedness of the Corporation for borrowed money or in satisfaction of any Liabilities of the Corporation related to the Corporation Business, other than in the ordinary course of business or the guarantee by the Corporation of any of the indebtedness of any other Person or (ii) creation, assumption or sufferance of (whether by action or omission) the existence of any Lien on any assets reflected on the Corporation's Balance Sheet, other than Corporation Permitted Liens;

(d) any transaction or commitment made, or any Contract entered into, by the Corporation, or any waiver, amendment, termination or cancellation of any of the Corporation Contracts by the Corporation, or any relinquishment of any rights thereunder by the Corporation or of any other right or debt owed to the Corporation, other than, in each such case, actions taken in the ordinary course of business consistent with past practice;

(e)  any (i) grant of any  severance,  continuation  or  termination  pay to any director, officer, stockholder or employee of the Corporation or any Affiliate of the Corporation, (ii) entering into of any employment, deferred compensation or other similar agreement (or any amendment to any such existing agreement) with any director, officer, stockholder or employee of the Corporation or any Affiliate of the Corporation, (iii) increase in benefits payable or potentially payable under any severance, continuation or termination pay policies or employment agreements with any director, officer, stockholder or employee of the Corporation or any Affiliate of the Corporation, (iv) increase in compensation, bonus or other benefits payable or potentially payable to directors, officers, stockholders or employees of the Corporation or any Affiliate of the Corporation other than in the normal course of business, (v) change in the terms of any bonus, pension, insurance, health or other benefit plan of the Corporation or (vi) representation of the Corporation to any employee or former employee of the Corporation that the Purchaser promised to continue any Corporation benefit plan after the Closing Date,

(f) any change by the Corporation in its accounting principles, methods or practices or in the manner it keeps its books and records;

(g) any distribution, dividend, bonus, management fee or other payment by the Corporation to any officer, director, stockholder or Affiliate of the Corporation or any of their respective Affiliates or Associates; or

(h) any (i) material single capital expenditure or commitment, or any group of related capital expenditures or commitments, or (ii) sale, assignment, transfer, lease or other disposition of or agreement to sell, assign, transfer, lease or otherwise dispose of any asset or property other than in the ordinary course of business.

4.09 Properties; Corporation Material Leases; Tangible Assets.

4.09.1 The Corporation does not own any real property.

4.09.2 The Corporation holds title to each of its properties and assets free and clear of all Liens, adverse claims, easements, rights of way, servitudes, zoning or building restrictions or any other rights of others or other adverse interests of any kind, including leases, chattel mortgages, conditional sales contracts, collateral security arrangements and other title or interest retention arrangements (collectively, "Corporation Encumbrances"), except Corporation Permitted Liens.

4.09.3 All tangible properties and assets reflected on the Corporation's Balance Sheet are in all material respects fit for the purposes for which they are used and are in good operating condition and repair and are adequate for the uses to which they are put, and no material properties or assets necessary for the conduct of the Corporation Business in substantially the same manner as the Corporation Business has heretofore been conducted are in need of replacement, maintenance or repair except for routine replacement, maintenance and repair.

4.10 Affiliates. Other than as disclosed herein, there are no Corporation Contracts which have been entered into within the past five years or are currently in force and effect between the Corporation and any Shareholder, or any Affiliate or Associate of any Shareholder. The Corporation is not indebted to any Shareholder.

4.11 Litigation. There are no material proceedings pending or, to the knowledge of the Corporation, threatened against or affecting the Corporation or the Corporation Business or that seeks to prevent, enjoin, alter or delay the transactions contemplated by this Agreement and (ii) there is no existing order, judgment or decree of any Governmental Authority naming the Corporation as an affected party which has not been paid or discharged in full.

4.12 Material Contracts. All Corporation Contracts are legal, valid and binding obligations of the Corporation and each other Person who is a party thereto, enforceable against the Corporation and each such Person in accordance with its terms, and none are subject to any material default thereunder.

4.13 Required Consents. There are no governmental or other registrations, filings, applications, notices, transfers, consents, approvals, orders, qualifications or waivers required under Applicable Law or otherwise required to be obtained or made with any Governmental Authority to be obtained by the Corporation or any Shareholder by virtue of the execution and delivery of this Agreement and the consummation of the transactions provided for herein for any reason; nor are there any Corporation Contracts with respect to which the consent of the other party or parties thereto must be obtained by the Corporation or any Shareholder by virtue of the execution and delivery of this Agreement and the consummation of the transactions provided for herein (the "Required Consents").

4.14 Corporation Intellectual Property.

4.14.1 Schedule "F" sets forth a complete and correct list of each patent, patent application and invention, trademark, tradename, trademark or tradename registration or application, copyright or copyright registration or application for copyright registration, and each licence or licensing agreement, for any of the foregoing relating to the Corporation Business as conducted by the Corporation or held by the Corporation (the "Corporation Intellectual Property Rights"). Corporation Intellectual Property Rights also include any trade secrets that are material to the conduct of the Corporation Business in the manner that the Corporation Business has heretofore been conducted.

4.14.2 The Corporation has not during the three years preceding the date of this Agreement been a party to any proceeding, nor to the knowledge of the Corporation, is any proceeding threatened as to which there is a reasonable possibility of a determination adverse to the Corporation, involving a claim of infringement by any Person (including any Governmental Authority) of any Corporation Intellectual Property Right. No Corporation Intellectual Property Right is subject to any outstanding order, judgment, decree, stipulation or agreement restricting the use thereof by the Corporation or restricting the licensing thereof by the Corporation to any Person. The Corporation has no knowledge that would cause such Person to believe that the use of the Corporation Intellectual Property Rights or the conduct of the Corporation Business conflicts with, infringes upon or violates any patent, patent licence, patent application, trademark, tradename, trademark or tradename registration, copyright, copyright registration, service mark, brand mark or brand name or any pending application relating thereto, or any trade secret, know-how, programs or processes, or any similar rights, of any Person.

4.14.3 To the knowledge of the Corporation, the Corporation either owns the entire right, title and interest in, to and under, or has acquired an exclusive licence to use, any and all patents, trademarks, trade names, brand names and copyrights that are material to the conduct of the Corporation Business in the manner that the Corporation Business has heretofore, been conducted. The Corporation Intellectual Property Rights are in full force and effect and have not been used or enforced or failed to be used or enforced in a manner that would result in the abandonment, cancellation or unenforceability of any of the Corporation Intellectual Property Rights. All registrations and filings necessary to preserve the rights of the Corporation in and to the Corporation Intellectual Property Rights have been made.

4.15 Tax Matters.

4.15.1 The Corporation has prepared and filed all Tax Returns on time with all appropriate Governmental Authorities which were required to be filed on or prior to the Closing Date. Each such Tax Return was correct and complete. True copies of all Tax Returns prepared and filed by the Corporation during the past three years and that the Purchaser has requested have been given to the Purchaser on or before the date of this Agreement.

4.15.2 The Corporation has paid all Taxes due and payable by it and has paid all assessments and reassessments it has received in respect of Taxes. The Corporation has paid all Tax installments due and payable by it as at December 31, 1997.

4.15.3 The Corporation has withheld from each payment made to any of its present or former employees, officers and directors, and to all persons who are non-residents of Canada for the purposes of the Income Tax Act (Canada) all amounts required by Applicable Law and has remitted such withheld amounts within the prescribed periods to the appropriate Governmental Authority. The Corporation has remitted all Canada Pension Plan contributions, employment insurance premiums, employer health taxes and other Taxes payable by it in respect of its employees and has remitted such amounts to the proper Governmental Authority within the time required by Applicable Law. The Corporation has charged, collected and remitted on a timely basis all Taxes as required by Applicable Law on any sale, supply or delivery whatsoever, made by the Corporation.

4.15.4 The Corporation Business is the only business ever conducted by the Corporation. The non-capital losses (as defined in the Tax Act and any applicable provincial taxing statute) were incurred by the Corporation only in carrying on the Corporation Business. The Corporation is not prevented by virtue of any amalgamation or dissolution from carrying back against income earned by it prior to the Closing Date, any losses incurred by it after the Closing Date.

4.15.5 The Corporation has paid all Taxes imposed by applicable legislation in the province of British Columbia on the acquisition of its tangible personal property as defined in applicable legislation in the province of British Columbia, and none of its tangible personal property has been transferred at any time on a tax-exempt basis under applicable legislation of the Province of British Columbia or any predecessor legislation thereof. The foregoing is accurate, mutatis mutandis, with respect to all sales or transfer Taxes imposed under comparable legislation of other provinces.

4.16 Securities Legislation. The Corporation is a private issuer within the meaning of the Securities Act (British Columbia) and the sale of the Corporation Shares by the Shareholders to the Purchaser is made in compliance with the exempt takeover-bid provisions of such Act.

4.17 Full Disclosure. The information contained in the documents, certificates and written statements (including this Agreement and the schedules and exhibits hereto) furnished to the Purchaser by or on behalf of the Corporation with respect to the Corporation (including the Corporation Business and the results of operations, financial condition and prospects of the Corporation) for use in connection with this Agreement or the transactions contemplated by this Agreement is true and complete in all material respects and does not, to the best of the knowledge of the Corporation after conducting an inquiry which a reasonably prudent person would make under the circumstances, omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. There is no fact known to the Corporation the Corporation that has not been disclosed to the Purchaser by the Corporation in writing that has had a Material Adverse Effect on or, so far as the Corporation can now foresee, could be reasonably likely to have a Material Adverse Effect on the Corporation (including the Corporation Business and the results of operations, financial condition or prospects of the Corporation).


          ARTICLE V: REPRESENTATIONS AND WARRANTIES OF THE BUYING GROUP

As an inducement to the Corporation and each Shareholder to enter into this Agreement and to consummate the transactions provided for herein, the Purchaser and the Parent, jointly and severally, represent and warrant to the Corporation and each Shareholder that:

5.01 Existence and Power. Each of the Purchaser and the Parent is a corporation duly incorporated, organized and validly existing under the laws of the Province of British Columbia and the State of Colorado respectively and each has all corporate power and all governmental licences, authorizations, permits, consents and approvals required to carry on the Buying Group Business as now conducted and to own and operate their respective businesses as now owned and operated. The Purchaser and the Parent are not required to be qualified to conduct business in any jurisdiction where the failure to be so qualified, whether individually or in the aggregate, would have a Material Adverse Effect. No proceedings have been taken or authorized by the Purchaser or the Parent or, to the knowledge of the Purchaser or the Parent, by any other Person, with respect to the bankruptcy, insolvency, liquidation, dissolution or winding-up of the Purchaser or the Parent or with respect to any amalgamation, merger, consolidation, arrangement or reorganization relating to the Purchaser or the Parent.

5.02 Authorization. The execution, delivery and performance by each of the Purchaser and the Parent of this Agreement and the consummation thereby of the transactions provided for herein are within the powers of the Purchaser and the Parent and have been duly authorized by all necessary action on their part. This Agreement has been duly and validly executed by each of the Purchaser and the Parent and constitutes a legal, valid and binding agreement of the Purchaser and the Parent enforceable against them in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights and subject to general principles of equity.

5.03 Capital Stock of the Purchaser.

5.03.1 The authorized capital stock of the Purchaser consists of 10,000,000 common shares no par value of which one common share is issued and outstanding on the date hereof to and in the name of the Parent and 4,000,000 Exchangeable Non-Voting Shares with no par value of which no shares are issued and outstanding. Each Exchangeable Non-Voting Share shall:

(b) be non-voting as to matters concerning the Purchaser (such that all voting shares of the Purchaser will be and remain held by the Parent); however, as stated above in paragraph 2.03, the holder of Exchangeable Non-Voting Shares will be entitled to voting rights in the Parent as is equivalent to the number of Exchangeable Non-Voting Shares held by each Shareholder as if each Shareholder held an equivalent number of Parent Common Shares;

(b) entitle the holder thereof (the "Holder") to dividend rights equal, after conversion into Canadian dollars based on the Canadian/U.S. exchange rate in effect on the record date thereof, to the per share dividend rights of Parent Common Shares;

(c) entitle the Holder, on a liquidation of the Purchaser, to receive in exchange for each Exchangeable Non-Voting Share one Parent Common Shares for a period ending on the twenty-fifth anniversary of the Closing Date; and

(d) entitle the Holder, at his election from time to time for a period ending on the twenty-fifth anniversary of the Closing Date, upon 30 days' written notice given by such Holder to the Purchaser, to require the Purchaser to redeem any or all Exchangeable Non-Voting Shares and to exchange therefor, on a share for share basis, Parent Common Shares (the "Right of Retraction"),

5.03.2 The Parent and the  Purchaser  shall be entitled  to deduct and  withhold from the consideration otherwise payable to any Holder of Exchangeable Non-Voting Shares, including any dividend payments in respect of the Exchangeable Non-Voting Shares, such amount as the Parent or the Purchaser is required or permitted to deduct and withhold with respect to such payment under the United States Internal Revenue Code, the Income Tax Act (Canada) or any provision of state, provincial, local or foreign tax law. The Parent and the Purchaser shall not initially withhold any United States Tax on dividends paid on the Exchangeable Non-Voting Shares. However, if any United States taxing authority determines that the Parent or the Purchaser is liable for United States withholding Tax on dividends paid to the Holders on the Exchangeable Non-Voting Shares, the Purchaser shall be entitled to reduce the amount of any future dividends to be paid to the Holders by such withholding obligation. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Holder of Exchangeable Non-Voting Shares in respect of which such deduction and withholding was made; provided, however, that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required or permitted to be deducted or withheld from any payment to a Holder exceeds the cash portion of the consideration otherwise payable to the Holders, the Parent upon at least ten (10) days' prior written notice to such Holder, is hereby authorized to sell or otherwise dispose of at fair market value such portion of such non-cash consideration otherwise payable to the Holder as is necessary to provide sufficient funds to the Parent in order to enable it to comply with such deduction or withholding requirement and the Parent shall give an accounting to the Holder with respect thereof and any balance of such proceeds of sale.

5.03.3 There are not outstanding (i) any options, warrants, rights of first refusal or other rights to purchase any shares of the Purchaser, (ii) any securities convertible into or exchangeable for such shares or (iii) any other commitments of any kind for the issuance of additional shares of the Purchaser or options, warrants or other securities of the Purchaser.

5.04 Capital Stock of the Parent.

5.04.1 The authorized capital stock of the Parent consists solely of 50,000,000 common shares with no par value ("Parent Common Shares") and 5,000,000 preferred shares which may be issued in classes or series at the discretion of the Board of Directors of the Parent (the "Preferred Shares") of which 2,080,000 Parent Common Shares and 450,000 Preferred Shares are issued and outstanding on the date hereof. The Parent warrants that it will prior to the Closing Date split the Parent Common Shares on a one for one and one-half basis so as of the Closing Date there will be 75,000,000 Parent Common Shares authorized and 3,120,000 Parent Common Shares outstanding (the "Stock Split"). The Parent further warrants that it will cause the outstanding Preferred Shares to be sold to a party or parties selected by the Shareholders on or before the Closing Date, which party or parties will undertake to tender the Preferred Shares to the Parent for cancellation.

5.04.2 There are not outstanding (i) any options, warrants, rights of first refusal or other rights to purchase any shares of the Parent, (ii) any securities convertible into or exchangeable for such shares or (iii) any other commitments of any kind for the issuance of additional shares of the Parent or options, warrants or other securities of the Parent.

5.05 General Provisions of the Capital of the Purchaser and the Parent.

5.05.1 All of the issued and outstanding shares in the respective capital stocks of the Purchaser and the Parent have been duly and validly authorized and issued and are validly outstanding, fully paid and non-assessable. The Purchaser does not hold any of the issued and outstanding shares in the treasury of the Purchaser or the Parent, the Parent does not hold any of the issued and outstanding shares in the treasury of the Parent and there are not outstanding
(i) any options, warrants, rights of first refusal or other rights to purchase any shares of the Purchaser or the Parent, (ii) any securities convertible into or exchangeable for such shares or (iii) any other commitments of any kind for the issuance of additional shares of the Purchaser or Parent or options, warrants or other securities of the Purchaser or Parent other than as disclosed in Article 5.03.1 herein.

5.05.2 All of the Exchangeable Non-Voting Shares and the Parent Common Shares which will be issued hereunder will be fully paid and non-assessable, subject to such terms and provisions as set forth in the Exchange and Voting Agreement, and the Purchaser's articles of incorporation and the Parent's Directors Resolutions relating to the issuance of the Parent Common Shares, as applicable, and all such shares will be issued free and clear of all Liens, charges, encumbrances and trading restrictions other than as may be imposed by Applicable Law.

5.06 Subsidiaries. The Purchaser has no Subsidiaries and the only Subsidiary of the Parent is the Purchaser.

5.07 Governmental Authorization. The execution, delivery and performance by the Buying Group of this Agreement requires no action by, consent or approval of, or filing with, any Governmental Authority other than as expressly referred to in this Agreement.

5.08 Non-Contravention. The execution, delivery and performance of this Agreement by the Buying Group, and the consummation by it of the transactions provided for herein, do not and will not (a) contravene or conflict with the respective articles or bylaws of the Buying Group; (b) contravene or conflict with or constitute a material violation of any provision of any Applicable Law binding upon or applicable to the Buying Group, the Buying Group Business or the outstanding shares in their respective capital stocks and would not, individually or in the aggregate have a Material Adverse Effect; (c) constitute a default under or give rise to any right of termination, cancellation or acceleration of, or to a loss of any benefit to which the Purchaser or the Parent are entitled, under any Buying Group Contract to which the Purchaser or the Parent is a party or any Permit or similar authorization relating to the Purchaser or Parent, the Buying Group Business or the outstanding shares in their respective capital stocks may be bound or affected; or (d) result in the creation or imposition of any Lien.

5.09 Financial Statements: Undisclosed Liabilities.

5.09.1 Attached hereto as Schedule "D" are true and complete copies of the Parent's Balance Sheet, prepared on a consolidated basis, as of December 31, 1998 and the related statements of income and retained earnings and changes of financial position, prepared on a consolidated basis, for the year ended December,31 1998 together with quarterly unaudited financial statements for the periods ending March 31, 1998, June 30, 1998 and September 30, 1998 (collectively, the "Parent's Financials").

5.09.2 The Parent's Financials: (i) have been prepared on a consistent basis and are based on the books and records of the Parent in accordance with American GAAP and present fairly the financial position, results of operations and statements of changes in the Parent's financial position as of the dates indicated or the periods indicated; (ii) contain and reflect all necessary adjustments and accruals for a fair presentation of its financial position and the results of its operations for the periods covered by said financial statements; (iii) contain and reflect adequate provisions for all reasonably anticipated liabilities (including Taxes) with respect to the periods then ended and all prior periods; and (iv) with respect to Buying Group Contracts and commitments for the sale of goods or the provision of services by the Parent, contain and reflect adequate reserves for all reasonably anticipated material losses and costs and expenses in excess of expected receipts.

5.09.3 To the best of the knowledge of the Buying Group, there are no Liabilities of the Buying Group other than: (i) any Liabilities accrued as Liabilities on the Parent's Balance Sheet; (ii) Liabilities incurred since the date of the Parent's Balance Sheet that do not, and could not, individually or in the aggregate have a Material Adverse Effect; (iii) other Liabilities disclosed in this Agreement or in any schedules attached hereto; and (iv) the Tax on reserves.

5.10 Absence of Certain Changes. Since December 31, 1998, the Buying Group Business has been conducted in the ordinary course, and there has not been:

(a) any event, occurrence, state of circumstances, or facts or change in the Purchaser or the Parent or in the Buying Group Business that has had, or which the Purchaser or the Parent, expect to have, either individually or in the aggregate, a Material Adverse Effect;

(b) (i) any change in any Liabilities of the Purchaser or the Parent that has had, or which the Purchaser or the Parent expect to have, a Material Adverse Effect or (ii) any incurrence, assumption or guarantee of any indebtedness for borrowed money by the Purchaser or the Parent in connection with the Buying Group Business or otherwise;

(c) any (i) payments by the Purchaser or Parent in respect of any indebtedness of the Purchaser or Parent for borrowed money or in satisfaction of any Liabilities of the Purchaser or Parent related to the Buying Group Business, other than in the ordinary course of business or the guarantee by the Purchaser or the Parent of any of the indebtedness of any other Person or (ii) creation, assumption or sufferance of (whether by action or omission) the existence of any Lien on any assets reflected on the Parent's Balance Sheet, other than Buying Group Permitted Liens;

(d) any transaction or commitment made, or any Contract entered into, by the Buying Group, any waiver, amendment, termination or cancellation of any Contract by the Buying Group, or any relinquishment of any rights thereunder by the Buying Group or of any other right or debt owed to the Buying Group, other than, in each such case, actions taken in the ordinary course of business consistent with past practice;

(e) any (i) grant of any severance, continuation or termination pay to any director, officer, stockholder or employee of the Buying Group or any Affiliate of the Buying Group, (ii) entering into of any employment, deferred compensation or other similar agreement (or any amendment to any such existing agreement) with any director, officer, stockholder or employee of the Buying Group or any Affiliate of the Buying Group, (iii) increase in benefits payable or potentially payable under any severance, continuation or termination pay policies or employment agreements with any director, officer, stockholder or employee of the Buying Group or any Affiliate of the Buying Group, (iv) increase in compensation, bonus or other benefits payable or potentially payable to directors, officers, stockholders or employees of the Buying Group or any Affiliate of the Buying Group, (v) change in the terms of any bonus, pension, insurance, health or other benefit plan of the Buying Group or (vi) representation of the Buying Group to any employee or former employee of the Buying Group that the Buying Group promised to continue any benefit plan after the Closing Date,

(f) any change by the Buying Group in its accounting principles, methods or practices or in the manner it keeps its books and records;

(g) any distribution, dividend, bonus, management fee or other payment by the Buying Group to any of their respective officers, directors, stockholders or Affiliates of the Buying Group or any of their respective Affiliates or Associates; and

(h) any (i) material single capital expenditure or commitment, or any group of related capital expenditures or commitments by either the Purchaser or the Parent or (ii) material sale, assignment, transfer, lease or other disposition of or agreement to sell, assign, transfer, lease or otherwise dispose of any asset or property by either of the Purchaser or the Parent other than in the ordinary course of business.

5.11 Properties; Material Leases; Tangible Assets. Neither the Purchaser nor the Parent own or lease any real property or material assets.

5.12 Affiliates. There are no contracts between either the Parent or Purchaser and any of its shareholders, or any Affiliate or Associate of any of its shareholders. There is no indebtedness of either the Parent or the Purchaser to any of its shareholders, or to any Affiliate or Associate of any of its shareholders.

5.13 Litigation. There is no proceeding pending or, to the knowledge of the Buying Group, threatened against or affecting the Buying Group or the Buying Group Business or that seeks to prevent, enjoin, alter or delay the transactions contemplated by this Agreement, and there is no existing order, judgment or decree of any Governmental Authority naming either the Purchaser or the Parent as an affected party which has not been paid or discharged in full.

5.14 Material Contracts. The Buying Group is not party to any Buying Group Contract other than as specified herein.

5.15 Compliance with Applicable Laws. The operation of the Buying Group Business
(i) has not violated or infringed, except for violations or infringements that have been cured and the prior existence of which could not, individually or in the aggregate, reasonably be expected to have an adverse effect on either the Purchaser or the Parent and (ii) does not in any material respect violate or infringe any Applicable Law, the terms of any Permit or any order, writ, injunction or decree of any Governmental Authority including but not limited to, the 33 Act, the 34 Act, the Rules and Regulations of the SEC, or the Securities Laws and Regulations of any state. The Parent is not an investment company as defined in, or otherwise subject to regulation under, the Investment Company Act of 1940. The Parent is required to file reports pursuant to Section 12(g) of the 34 Act and is now and as of the Closing Date will be current in its filings. The Parent's last two Form 10-K Annual Reports have been filed without certified financial statements, in compliance with SEC Regulation 210.3-11.

5.16 Buying Group Employment Agreements; and Employee Benefits.

5.16.1 There are no employment, consulting, severance pay, continuation pay, termination pay, indemnification agreements, collective agreements, employee benefit plans or other similar agreements of any nature whatsoever affecting either the Purchaser or the Parent.

5.16.2 The Buying Group and its Affiliates have complied and are currently complying, in respect of all employees of the Buying Group and its Affiliates, with all Applicable Laws respecting employment and employment practices and the protection of the health and safety of employees, except for such instances which are not, in the aggregate, material.

5.17 Intellectual Property. The Buying Group has no interest in any patent, patent application and invention, trademark, trade name, trademark or trade name registration or application, copyright or copyright registration or application for copyright registration.

5.18 Tax Matters.

5.18.1 Except as disclosed in the Parent's Financials, the Purchaser and the Parent have prepared and filed all Tax Returns on time with all appropriate Governmental Authorities which were required to be filed on or prior to the Closing Date. Each such Tax Return was correct and complete.

5.18.2 The Purchaser is not a registrant for the purposes of the goods and services tax provided for under the Tax Act.

5.18.3 The Purchaser is a taxable Canadian Corporation, as that term is defined in the Tax Act.

5.18.4 The Purchaser has paid all applicable sales and retail taxes in the Province of British Columbia, and none of its tangible personal property has been transferred at any time on a tax-exempt basis under applicable legislation in the Province of British Columbia. The foregoing is accurate, mutatis mutandis, with respect to all sales or transfer Taxes imposed under comparable legislation of other provinces.

5.18.5 The Purchaser has never acquired or had the use of any of its assets from a Person (a "Related Person") with whom the Purchaser was not dealing at arm's length, within the meaning of the Tax Act. The Purchaser has never disposed of any asset to a Related Person for proceeds less than the fair market value of that asset. The Purchaser is not a party to or bound by any agreement with, is not indebted to, and no amount is owing to the Purchaser by any Related Person, not dealing at arm's length, within the meaning of the Tax Act, with the Purchaser.

5.18.6 For the purposes of the Tax Act the Purchaser and the Shareholders hereby covenant and agree to elect jointly under Subsection 85(1) of the Tax Act, by completing and filing with the Department of National Revenue the prescribed form T2057 within the prescribed time for the purposes of the Tax Act with respect to the sale by the Shareholders to the Purchaser of the Corporation Shares and further agree to transfer the Corporation Shares at an agreed amount equal to the adjusted cost base of the Corporation Shares to the Shareholders for purposes of the Tax Act or such greater amount determined by the Shareholders (the "Elected Amount").

5.18.7 If at any time after the Closing Date the Shareholders determine that either:

(a)  it is necessary or desirable to change the Elected Amount; or

(b) the Tax Act deems the Elected Amount to be an amount which is different than the amount agreed upon between the Shareholder and the Purchaser,

then the Shareholder and the Purchaser shall do all things reasonably necessary to reflect such change including, for example, filing an amended election pursuant to subsection 85(1) of the Tax Act.

5.19 Issuance of Shares.

5.19.1 The issuance of the Parent Common Shares by the Parent, and the terms and provisions of the Parent Common Shares, will not violate any provisions of the Parent's articles or bylaws or any Applicable

Law, nor will the voting rights attached to the Parent Common Shares derogate from any rights under Applicable Law.

5.19.2 The issuance of the Exchangeable Non-Voting Shares by the Purchaser, and the terms and provisions of the Exchangeable Non-Voting Shares, will not violate any provisions of the Purchaser's articles or bylaws or any Applicable Law.

5.20 Continuing NASD Status. The Parent warrants that the National Association of Securities Dealers has cleared the Parent for an unpriced quotation of its common shares, including the Parent Common Shares, on the over-the-counter bulletin board in the United States, which will continue after the Closing.

5.21 Full Disclosure. The information contained in the documents, certificates and written statements (including this Agreement and the schedules and exhibits hereto) furnished to the Shareholders by or on behalf of the Buying Group with respect to each of the Purchaser and the Parent (including the Buying Group Business and the respective results of operations, financial condition and prospects of the Purchaser and the Parent) for use in connection with this Agreement or the transactions contemplated by this Agreement is true and complete in all material respects and does not, to the best of the knowledge of each Shareholder after conducting an inquiry which a reasonably prudent person would make under the circumstances, omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. There is no fact known to the Purchaser or the Parent or any Shareholder that has not been disclosed to the Shareholders by the Buying Group in writing that has had a Material Adverse Effect on or, so far as the Buying Group can now foresee, could be reasonably likely to have a Material Adverse Effect on the Buying Group (including the Buying Group Business and the respective results of operations, financial condition or prospects of the Buying Group).


            ARTICLE VI: COVENANTS OF THE CORPORATION AND SHAREHOLDERS

6.01 Conduct of the Business. During the Interim Period, other than with the express written approval of the Purchaser, the Corporation shall conduct the Corporation Business in the ordinary course consistent with past practice and shall use its best efforts to preserve intact the organization, relationships with third parties and goodwill of the Corporation and keep available the services of the present officers, employees, agents and other personnel of the Corporation Business.

6.01.1 Without limiting in any way the importance of the foregoing, during the Interim Period, other than with the express written approval of the Purchaser, the Corporation shall not, and each Shareholder shall not cause the Corporation to:

(a) adopt any material change in any method of accounting or accounting practice used by the Corporation other than by reason of a concurrent change in generally accepted accounting principles;

(b)  amend its articles or bylaws;

(c) sell, mortgage, pledge or otherwise dispose of any substantial assets or properties of the Corporation;

(d) declare, set aside or pay any management fee or dividend or make any other distribution with respect to the capital stock of the Corporation or otherwise make a distribution or payment to any Shareholder;

(e) amalgamate, merge or consolidate with or agree to amalgamate, merge or consolidate with, or purchase or agree to purchase all or substantially all of the assets of, or otherwise acquire, any corporation, partnership or other business organization or division thereof;

(f) authorize for issuance, issue, sell or deliver any additional shares of its capital stock of any class or any securities or obligations convertible into shares of its capital stock of any class or commit to doing any of the foregoing;

(g) split, combine or reclassify any shares of the capital stock of any class of the Corporation or redeem or otherwise acquire, directly or indirectly, any shares of such capital stock;

(h) incur or agree to incur any debt or guarantee any debt for borrowed money, including any debt to any Shareholder, or to any Affiliate or Associate of any Shareholder, except debt incurred in the ordinary course of business consistent with past practice;

(i) make any loan, advance or capital contribution to or investment in any person other than loans, advances and capital contributions to or investments in joint ventures or other similar arrangements in which the Corporation has an equity interest in the ordinary course of business and travel advances made in the ordinary course of business by the Corporation to its employees to meet business expenses expected to be incurred by such employees;

(j) enter into any settlement with respect to any Proceeding or consent to any order, decree or judgment relating to or arising out of any such Proceeding;

(k) take any action to terminate, dismiss or cause the retirement of any key employee of the Corporation;

(l)  fail in any material respect to comply with any Applicable Laws; or

(m) make, or make any commitments for, capital expenditures exceeding $25,000 for any individual commitment or $100,000 for all such commitments taken in the aggregate.

6.01.2 During the Interim Period, other than with the express written approval of the Purchaser, the Corporation shall:

(a) file all Canadian, United States, foreign, federal, state, provincial and local Tax Returns required to be filed and make timely payment of all applicable Taxes when due;

(b) promptly notify the Purchaser in writing of any action or circumstance that results in, or could reasonably be expected to result in, a Material Adverse Effect or the occurrence of any breach by the Corporation or any Shareholder of any representation or warranty, or any covenant or agreement contained in this Agreement; and

(c) promptly notify the Purchaser in writing of the commencement of any proceeding or the threat thereof by or against the Corporation or any Shareholder.

6.02 Maintenance of Corporation Insurance Policies. On and after the Closing Date, the Corporation shall not take or fail to take any action if such action or inaction would adversely affect the applicability of any insurance in effect on the date hereof that covers all or any material part of the assets of the Corporation or the Business.

6.03 Tax Election. The Corporation shall not file an election pursuant to subsection 256(9) of the Income Tax Act (Canada) or any equivalent provincial provision.


                   ARTICLE VII: COVENANTS OF THE BUYING GROUP

7.01 Appointment of Directors and Officers. At Closing, the following persons will be appointed officers and directors of the Parent so that the directors and officers of the Parent will be:

     Name                                        Position
     ----                                        --------

     Marcus New               Director, Chairman and Chief Executive Officer
     Craig Faulkner           Director, Chief Technology Officer
     Clark Burch              Director, Secretary/Treasurer
     Gerald Trumbule          Director

7.02 Conduct of Business. During the Interim Period, the Buying Group will conduct the Buying Group Business in the ordinary course consistent with past practice and shall use its best efforts to preserve intact the organization, relationships with third parties and goodwill of the Buying Group and keep available the services of the present officers, directors, employees, agents and other personnel of the Buying Group Business; and without limiting in any way the importance of the foregoing, the Buying Group shall not undertake any of those matters referred to in sections 6.01.1 and 6.01.2, and all such clauses thereof shall apply mutatis mutandis to the Buying Group.

7.03 Priority. Notwithstanding any term of the Purchaser's bylaws, memorandum and articles to the contrary, the terms and provisions of this Agreement and the Exchange and Voting Agreement shall prevail such that the directors of the Purchaser will only authorize the exchange of the Exchangeable Non-Voting Shares for shares in the Parent Common Shares in accordance with the terms of the Exchange and Voting Agreement.


           ARTICLE VIII: ACKNOWLEDGMENTS AND COVENANTS OF ALL PARTIES

8.01 Further Assurances. Each party hereto agrees to execute and deliver such other documents, certificates, agreements and other writings and to take such other actions as may be reasonably necessary or desirable (including obtaining all required consents) in order to evidence the consummation or implementation of the transactions provided for under this Agreement.

8.02 Certain Filings. The parties hereto shall cooperate with one another in determining whether any action by or in respect of, or filing with, any Governmental Authority is required or reasonably appropriate, or any action, consent, approval or waiver from any party to any Contract is required or reasonably appropriate, in connection with the consummation of the transactions contemplated by this Agreement. Subject to the terms and conditions of this Agreement, in taking such actions or making any such filings, the parties hereto shall furnish information required in connection therewith and seek timely to obtain any such actions, consents, approvals or waivers.

8.03 Registration. All parties acknowledge and agree that the Parent is a reporting issuer in the United States, and all of the Parent Common Shares has been registered under the 33 Act; and all parties further acknowledge and agree that neither the Parent nor the Purchaser is a reporting issuer in any province of Canada, and the Exchangeable Non-Voting Shares and Parent Common Shares will be subject to such resale restrictions as imposed by the Applicable Law of the jurisdiction in which a Shareholder is resident.

                        ARTICLE IX: CONDITIONS TO CLOSING

9.01 Conditions to Obligation of the Buying Group. The obligations of the Buying Group to consummate the Closing are subject to the satisfaction of each of the following conditions:

(a) (i) the Corporation and each Shareholder shall have performed and satisfied each of their respective obligations hereunder required to be performed and satisfied by them on or prior to the Closing Date, (ii) each of the representations and warranties of the Corporation and each Shareholder contained herein shall have been true and correct and contained no misstatement or omission that would make any such representation or warranty misleading when made and shall be true and correct and contain no misstatement or omission that would make any such representation or warranty misleading at and as of the Closing with the same force and effect as if made as of the Closing, and (iii) the Buying Group shall have received certificates signed by each Shareholder and a duly authorized executive officer of the Corporation to the foregoing effect and to the effect that the conditions specified within this Section 9.01(a) have been satisfied.

(b) All Required Consents for the transactions contemplated by this Agreement shall have been obtained without the imposition of any conditions that are or would become applicable to the Corporation, the Business, the Corporation Shares or the Buying Group (or any of its Affiliates or Associates) after the Closing that would be materially burdensome upon the Corporation, the Business, the Corporation Shares or the Buying Group (or any of its Affiliates or Associates) or their respective businesses substantially as such businesses have been conducted prior to the Closing Date or as said businesses, as of the date hereof, would be reasonably expected to be conducted after the Closing Date. All such approvals shall be in effect, and no proceedings shall have been instituted or threatened by any Governmental Authority or other Person with respect thereto as to which there is a material risk of a determination that would terminate the effectiveness of, or otherwise materially and adversely modify the terms of, any such approval; all applicable waiting periods with respect to such approvals shall have expired; and all conditions and requirements prescribed by Applicable Law or by such approvals to be satisfied on or prior to the Closing Date shall have been satisfied to the extent necessary such that all such approvals are, and will remain, in full force and effect assuming continued compliance with the terms thereof after the Closing.

(c) The transactions contemplated by this Agreement and the consummation of the Closing shall not violate any Applicable Law. The operation of the Business shall not have violated or infringed, or be in violation or infringement of any Applicable Law or any order, writ, injunction or decree of any
     Governmental   Authority,   where  such   violations   and
     infringements, individually or in aggregate, have resulted in, or could reasonably be expected to result in a Material Adverse Effect.

(d) Since the date hereof, there shall not have been any event, occurrence, development or state of circumstances or facts or change in the Corporation or the Corporation Business, including any damage, destruction or other casualty loss affecting the Corporation or the Corporation Business that has had or that may be reasonably expected to have, either alone or together with all such events, occurrences, developments, states of circumstances or facts or changes, a Material Adverse Effect on the Corporation.

9.02 Conditions to Obligations of the Shareholders. The obligations of each Shareholder to consummate the Closing are subject to the satisfaction of each of the following conditions:

(a) (i) the Buying Group shall have performed and satisfied each of its obligations hereunder required to be performed and satisfied by it on or prior to the Closing Date; (ii) each of the representations and warranties of the Buying Group contained herein shall have been true and correct and contained no misstatement or omission that would make any such representation or warranty misleading when made and shall be true and correct and contain no misstatement or omission that would make any such representation or warranty misleading at and as of the Closing with the same force and effect as if made as of the Closing and (iii) each Shareholder shall have received a certificate signed by a duly authorized executive officer of the Buying Group to the foregoing effect and to the effect that the conditions specified within this Section 9.02(a) have been satisfied.

(b) All Required Consents for the transactions contemplated by this Agreement shall have been obtained without the imposition of any conditions that are or would become applicable to any Shareholder (or any of their respective Affiliates or Associates) after the Closing that would be materially burdensome upon any such Person. All such approvals shall be in effect, and no Proceedings shall have been instituted or threatened by any Governmental Authority with respect thereto as to which there is a material risk of a determination that would terminate the effectiveness of, or otherwise materially and adversely modify the terms of, any such approval. All applicable waiting periods shall have expired, and all conditions and requirements such approvals to be satisfied on or prior to the Closing extent necessary such that all such approvals are, and will remain, in full force and effect assuming continued compliance with the terms thereof after the Closing.

(c) The transactions contemplated by this Agreement and the consummation of the Closing shall not violate any Applicable Law. No temporary restraining order, preliminary or permanent injunction, cease and desist order or other order issued by any court of competent jurisdiction or any competent Governmental Authority or any other legal restraint or prohibition preventing the transfer and exchange contemplated hereby or the consummation of the Closing, or imposing Damages in respect thereto, shall be in effect, and there shall be no pending actions or proceedings by any Governmental Authority (or determinations by any Governmental Authority) or by any other Person challenging or seeking to materially restrict or prohibit the transfer and exchange contemplated hereby or the consummation of the Closing.

(d) Since the date hereof, there shall not have been any event, occurrence, development or state of circumstances or facts or change in the Buying Group or the Buying Group Business, including any damage, destruction or other casualty loss affecting the Buying Group or the

     Buying Group Business that has had or that may be reasonably expected to have, either alone or together with all such events, occurrences, developments, states of circumstances or facts or changes, a Material Adverse Effect on the Buying Group.

(e)  Since the date hereof, there shall not have been any:

     i) change in the capital structure of either the Purchaser or the Parent, other than as to effect the creation or issuance of the Exchangeable Non-Voting Shares or the Parent Common Shares as contemplated herein, or to effect the rights, restrictions, privileges and terms of the Exchangeable Non-Voting Shares or Parent Common Shares in accordance with the terms hereof; or

     ii) any actions, investigations, inquiries or proceedings commenced or continued against either the Parent or the Purchaser, or their respective officers, directors, promoters, representatives, agents or their respective businesses by any securities regulatory authority, tribunal or body having jurisdiction.

(f) The Parent's Board of Directors, by proper and sufficient vote, shall have approved this Agreement, the Exchange and Voting Agreement and the Support Agreement, and the transactions contemplated hereby, and approved and effected the Stock Split of the Parent Common Shares and the issuance of the Parent Common Shares hereunder.

(g) The Parent shall have completed the Stock Split including having filed the notice required by Rule 14(f)(1) under the 34 Act and the notice of the Stock Split required by Rule 10b-17 under that Act and shall have sent notice to its stockholders of the transactions contemplated herein.

(h) The Parent shall have filed the Form S-8 contemplated by Article 11.15 herein and shall have provided to the Corporation and the consultants described therein with a legal opinion that the shares issued to the Consultants can be and by virtue of the filing of Form S-8 have been registered under the 33 Act pursuant to the said form.

(i)  The Parent will assume the Stock Option Plan of the Corporation.

(j) The Parent and the Purchaser will have entered into the Exchange and Voting Agreement and the Supporting Agreement.


                           ARTICLE X: INDEMNIFICATION

10.01 Agreement to Indemnify.

10.01.1 Each of the Purchaser and the Parent, and their respective Affiliates, Associates, officers, directors, shareholders, representatives and agents (collectively, the "Purchaser Indemnitees") shall each be indemnified and held harmless to the extent set forth in this Article X by each Shareholder in respect of any and all damages incurred by any Purchaser Indemnitee as a result of any inaccuracy or misrepresentation in or breach of any representation or warranty made in this Agreement by such Shareholder, provided, however, that each Shareholder shall have no obligation to indemnify the Purchaser Indemnitees with respect to damages incurred by any Purchaser Indemnitee as a result of any inaccuracy or misrepresentation in or breach of any representation or warranty made in this Agreement by any other Shareholder and further a Shareholder shall have no such obligation to indemnify a Purchaser Indemnitee hereunder unless, and to the extent, the aggregate of all damages incurred by the Purchaser Indemnities for all items covered by this Section 10.01(1) shall exceed $1,000 in the aggregate. Notwithstanding the foregoing, no Shareholder shall have any obligation to indemnify the Purchaser Indemnitees in an amount that exceeds the Purchase Price paid to Shareholder.

10.01.2 Each of the Purchaser Indemnitees shall be indemnified and held harmless to the extent set forth in this Article X by the Corporation in respect of any and all damages incurred by any Purchaser Indemnitee as a result of any inaccuracy or misrepresentation in or breach of any representation, warranty, covenant or agreement made in this Agreement by the Corporation.

10.01.3 Each Shareholder and their respective Affiliates and Associates and each officer, director, shareholder, employer, representative and agent of any of the foregoing (collectively, the "Shareholder Indemnitees") shall each be indemnified and held harmless to the extent set forth in this Article X by the Purchaser and Parent in respect of any and all damages incurred by any Shareholder Indemnitee as a result of any inaccuracy or misrepresentation in or breach of any representation, warranty, covenant or agreement made by the Parent or the Purchaser in this Agreement.

10.02 Survival of Representation, Warranties and Covenants. Except as hereinafter provided in this Section 10.02, all representations, warranties, covenants, agreements and obligations of each Indemnifying Party contained herein and all claims of any Purchaser Indemnitee or Shareholder Indemnitee in respect of any breach of any representation, warranty, covenant, agreement or obligation of any Indemnifying Party contained in this Agreement, shall survive the Closing and shall expire one year following the Closing Date.


                            ARTICLE XI: MISCELLANEOUS

11.01 Notices. All notices, requests, demands, claims and other communications hereunder shall be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given (i) if personally delivered, when so delivered, (ii) if mailed, two Business Days after having been sent by registered or certified mail, return receipt requested, postage prepaid and addressed to the intended recipient as set forth below, (iii) if given by facsimile or telecopier, once such notice or other communication is transmitted to the facsimile or telecopier number specified below and the appropriate answer back or telephonic confirmation is received, provided that such notice or other communication is promptly thereafter mailed in accordance with the provisions of clause (ii) above or (iv) if sent through an overnight delivery service in circumstances under which such service guarantees next day delivery, the day following being so sent:

     If to the Corporation:   Suite 1010 - 789 West Pender Street, Vancouver
                              B.C. V6C 1H2

     If to the Purchaser:     41 East 57th Street, 39th Floor New York, New York
                              10022

     If to the Parent:        41 East 57th Street, 39th Floor New York, New York
                              10022

     If to a Shareholder:     Suite 1010 - 789 West Pender Street, Vancouver
                              B.C. V6C 1H2

Any party may give any notice, request, demand, claim or other communication hereunder using any other means (including ordinary mail or electronic mail), but no such notice, request, demand, claim or other communication shall be deemed to have been duly given unless and until it actually is received by the individual for whom it is intended. Any party may change the address to which notices, requests, demands, claims and other communications hereunder are to be delivered by giving the other parties notice in the manner herein set forth.

11.02 Amendments; No Waivers.

(a) Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by all parties hereto, or in the case of a waiver, by the party against whom the waiver is to be effective.

(b) No waiver by a party of any default, misrepresentation or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent occurrence. No failure or delay by a party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

11.03 Expenses. All costs and expenses incurred in connection with this Agreement and enclosing and carrying out the transactions provided for herein shall be paid by the party incurring such cost or expense. This Section shall survive the termination of this Agreement.

11.04 Successors and Assigns. This Agreement shall be binding upon and enure to the benefit, of the parties hereto and their respective heirs, executors, administrators, legal representatives, successors and permitted assigns. No party hereto may assign either this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of each other party, which approval shall not be unreasonably withheld.

11.05 Governing Law. This Agreement shall be governed by, and interpreted and enforced in accordance with, the laws in force in the Province of British Columbia and the laws of Canada applicable therein (excluding any conflict of laws rule or principle that might refer such interpretation to the laws of another jurisdiction). Each party irrevocably submits to the jurisdiction of the courts of British Columbia with respect to any matter arising hereunder or related hereto.

11.06 Counterparts; Effectiveness. This Agreement and the documents relating to the transactions contemplated by this Agreement may be signed in any number of counterparts and the signatures delivered by telecopy, each of which shall be deemed to be an original, with the same effect as if the signatures thereto were upon the same instrument and delivered in person. This Agreement and such documents shall become effective when each party thereto shall have received a counterpart thereof signed by the other parties thereto. In the case of delivery by telecopy by any party, that party shall forthwith deliver a manually executed original to each of the other parties.

11.07 Entire Agreement. This Agreement (including the Schedules referred to herein, which are hereby incorporated by reference) constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements, understandings and negotiations, both written and oral, between the parties with respect to the subject matter of this Agreement. Neither this Agreement nor any provision hereof is intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

11.08 Captions. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. All references to an Article or Section include all subparts thereof.

11.09 Severability. If any provision of this Agreement, or the application thereof to any Person, place or circumstance, shall be held by a court of competent jurisdiction to be invalid, unenforceable or void, the remainder of this Agreement and such provisions as applied to other Persons, places and circumstances shall remain in full force and effect only if, after excluding the portion deemed to be unenforceable, the remaining terms shall provide for the consummation of the transactions contemplated hereby in substantially the same manner as originally set forth at the later of the date this Agreement was executed or last amended.

11.10 Construction. The parties hereto intend that each representation, warranty, and covenant contained herein shall have independent significance. If any party has breached any representation, warranty or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) that the party has not breached shall not detract from or mitigate the fact that the party is in breach of the first representation, warranty or covenant.

11.11 Meaning of Include and Including. Whenever in this Agreement the word "include" or "including" is used, it shall be deemed to mean "include, without limitation" or "including without limitation", as the case may be, and the language following "include" or "including" shall not be deemed to set forth an exhaustive list.

11.12 Cumulative Remedies. The rights, remedies, powers and privileges herein provided are cumulative and not exclusive of any rights, remedies, powers and privileges provided by law.

11.13 Third Party Beneficiaries. Other than Indemnitees under Article X hereof who are not parties to this Agreement, no provision of this Agreement shall create any third party beneficiary rights in any Person, including any employee or former employee of the Corporation or any Affiliate or Associate thereof (including any beneficiary or dependent thereof).

11.14 Transmission by Facsimile. The parties hereto agree that this Agreement may be transmitted by facsimile or such similar device and that the reproduction of signatures by facsimile or such similar device will be treated as binding as if originals and each party hereto undertakes to provide each and every other party hereto with a copy of the Agreement bearing original signatures forthwith upon demand.

11.15 Fees and Commissions. Except as described in this Article 11.15, no broker, finder or other person or entity is entitled to any fee or commission from the Buying Group or the Corporation for services rendered on behalf of the Buying Group or the Corporation in connection with the transactions contemplated by this Agreement. As compensation for its services in initiating this transaction the Parent agrees to issue to the Olympic Capital Group, Inc. ("OCG") or its nominees a total of 75,000 post Stock Split Parent Common Shares. Such shares shall be issued at the Closing Date pursuant to agreements to be tendered on the Closing Date by OCG and shall be registered on or before the Closing Date under the 33 Act pursuant to Form S-8.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

I-TECH HOLDINGS GROUP, LTD.             )
                                        )
                                        )
Per: "/S/CLARK BURCH "                  )
     ---------------------------        )
     (Authorized Signatory)             )


579818 B.C. Ltd.           )
                                        )
                                        )
Per: "/S/MARCUS NEW                     )
     ---------------------------        )
     (Authorized Signatory)             )


STOCK RESEARCH GROUP INC.               )
                                        )
                                        )
PER:  "/S/MARCUS NEW"                   )
     ---------------------------        )
     (Authorized Signatory)             )








518464 B.C. LTD.                        )
                                        )
                                        )
Per: "/S/MARCUS NEW"                    )
     ---------------------------        )
     (Authorized Signatory)             )


569358 B.C. LTD.                        )
                                        )
                                        )
Per: "/S/CRAIG FAULKNER"                )
     ---------------------------        )
     (Authorized Signatory)             )




COURTHILL CAPITAL LTD                   )
                                        )
                                        )
Per: "/S/ROBERT CROSS"                  )
     ---------------------------        )
     (Authorized Signatory)             )

TRI-GOLD INVESTMENTS LTD.               )
                                        )
                                        )
                                        )
Per  "/S/DAN MATTHEWS"                  )
     ---------------------------        )
     (Authorized Signatory)             )




SIGNED, SEALED AND DELIVERED            )
BY MARCUS NEW in the                    )                   "/S/MARCUS NEW"
                                        )              -------------------------
presence of:                            )                       Marcus New
                                        )
"/S/CRAIG FAULKNER"                     )
--------------------------------        )
Signature of Witness                    )
                                        )
CRAIG FAULKNER                          )
--------------------------------        )
Name of Witness                         )
                                        )
504-438 SEYMOUR                         )
--------------------------------        )
Address of Witness                      )
                                        )
VANCOUVER B.C. CANADA                   )
--------------------------------        )





SIGNED, SEALED AND DELIVERED            )
BY  YVONNE NEW  in the                  )                   "/S/YVONNE NEW"
                                        )              -------------------------
presence of:                            )                       Yvonne New
                                        )
"/S/MARCUS NEW"                         )
--------------------------------        )
Signature of Witness                    )
                                        )
MARCUS NEW                              )
--------------------------------        )
Name of Witness                         )
                                        )
1000-789 WEST PENDER                    )
--------------------------------        )
Address of Witness                      )
                                        )
VANCOUVER B.C. CANADA                   )
--------------------------------        )


SIGNED, SEALED AND DELIVERED            )
BY CRAIG FAULKNER  in the               )                "/S/CRAIG FAULKNER'
                                        )             -------------------------
presence of:                            )                    Craig Faulkner
                                        )
"/S/MIKE SEIFERT"                       )
--------------------------------        )
Signature of Witness                    )
                                        )
MIKE SEIFERT                            )
--------------------------------        )
Name of Witness                         )
                                        )
700-625 HOWE STREET                     )
--------------------------------        )
Address of Witness                      )
                                        )
VANCOUVER B.C. CANADA                   )
--------------------------------        )

SIGNED, SEALED AND DELIVERED            )
BY DAVE CADDEY   in the                 )                 "/S/DAVE CADDEY"
                                        )             --------------------------
presence of:                            )                     Dave Caddey
                                        )
"/S/MARCUS NEW"                         )
--------------------------------        )
Signature of Witness                    )
                                        )
MARCUS NEW                              )
--------------------------------        )
Name of Witness                         )
                                        )
1000-789 WEST PENDER                    )
--------------------------------        )
Address of Witness                      )
                                        )
VANCOUVER B.C. CANADA                   )
--------------------------------        )

SIGNED, SEALED AND DELIVERED            )
BY DONNA CADDEY   in the                )                  "/S/DONNA CADDEY"
                                        )             --------------------------
presence of:                            )                      Donna Caddey
                                        )
"/S/MARCUS NEW"                         )
--------------------------------        )
Signature of Witness                    )
                                        )
MARCUS NEW                              )
--------------------------------        )
Name of Witness                         )
                                        )
1000-789 WEST PENDER                    )
--------------------------------        )
Address of Witness                      )
                                        )
VANCOUVER B.C. CANADA                   )
--------------------------------        )





                                  SCHEDULE "A"

        NAMES OF SHAREHOLDERS AND THEIR SHAREHOLDINGS IN THE CORPORATION


Name                                Address                        No. of Shares
----                                -------                        -------------

Marcus New                                                            250,000
Yvonne New                                                            250,000
518464 B.C. Ltd.                                                    2,245,000
569358 B.C. Ltd                                                       665,000
Craig Faulkner                                                        250,000
Dave Caddey                                                            20,000
Donna Caddey                                                           20,000
Courthill Capital Ltd.                                                100,000
Tri-Gold Investments Ltd.                                             100,000
                                                                    ---------
                                                            Total:  3,900,000

                                  SCHEDULE "B"

                          Exchange and Voting Agreement

MEMORANDUM OF AGREEMENT made as of the 11th day of March, 1999.

AMONG: I-TECH HOLDINGS GROUP, INC., a corporation subsisting under the laws of the State of Colorado

     (hereinafter referred to as the "Parent")

AND: 579818 B.C. LTD., a corporation incorporated under the laws of British Columbia

     (hereinafter referred to as the "Purchaser"),

AND: STOCKTRANS, INC., having a business address at 3rd Floor, 7 East Lancaster Ave., Ardmore, Pennsylvania, 19003-2318

     (hereinafter referred to as the "Trustee").

AND: EACH OF THOSE PERSONS holding shares of the purchaser, as listed in Appendix "A" hereto

     (hereinafter referred to as the "Shareholders")

WHEREAS:

A.   The Purchaser is the wholly owned subsidiary of the Parent;

B. Pursuant to a share exchange and share purchase agreement dated as of March 11, 1999 (the "Purchase Agreement") by and among the Parent, the Purchaser, Stock Research Group Inc. ("SRG Inc.") and, the Shareholders, the Purchaser acquired all of the 3,900,000 issued and outstanding common shares of SRG Inc. from the Shareholders in consideration of: (i) the Purchaser issuing to the Shareholders 3,900,000 Exchangeable Non-Voting Shares (as herein defined), and (ii) the Parent, granting to each Shareholder Voting Rights (as herein defined) in the Parent on the basis of each Shareholder having an equivalent number of votes in the Parent as the number of Exchangeable Non-Voting Shares held by such Shareholder;

C. As security for the Parent's covenant to issue common shares in its capital stock in exchange for Exchangeable Non-Voting Shares, the Parent agreed to issue 3,900,000 common shares (as herein defined as the "Parent Common Shares") to the Trustee; and

D. In accordance with the Purchase Agreement, this Agreement stipulates the means by which: (i) the Shareholders have voting rights in the Parent; ii) the Trustee holds the Parent Common Shares for the Shareholders; and (iii) the Shareholders exercise their rights of conversion of the Exchangeable Non-Voting Shares,

NOW THEREFORE in consideration of the respective covenants and agreements provided in this Agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties agree as follows:

                                    ARTICLE 1

                         DEFINITIONS AND INTERPRETATION


Definitions. In this Agreement, the following terms shall have the following meanings:

"Affiliate" of any person means any other person directly or indirectly controlled by, or under common control of, that person. For the purposes of this definition, "control" (including, with correlative meanings, the terms "controlled by" and "under common control of"), as applied to any person, means the possession by another person, directly or indirectly, of the power to direct or cause the direction of the management and policies of that first mentioned person, whether through the ownership of voting securities, by contract or otherwise.

"Automatic Exchange Rights" means the benefit of the obligation of Parent to effect the automatic exchange of Exchangeable Non-Voting Shares for Parent Common Shares pursuant to Section 4.12 hereof.

"Board of Directors" means the Board of Directors of the Purchaser.

"Business Day" means a day other than a Saturday, Sunday or a day when banks are not open for business in Pennsylvania;

"Canadian Dollar Equivalent" means in respect of an amount expressed in a foreign currency (the "Foreign Currency Amount") at any date the product obtained by multiplying (a) the Foreign Currency Amount by (b) the exchange rate on such date for such foreign currency expressed in Canadian dollars as reported in The Wall Street Journal under "Currency Trading; Exchange Rates" or, in the event such exchange rate is not available, such exchange rate on such date for such foreign currency expressed in Canadian dollars as may be deemed by the Board of Directors to be appropriate for such purpose.

"Current Market Price" means, in respect of a Parent Common Share on any date, the Canadian Dollar Equivalent of closing price of Parent Common Shares on the day before such date, on such stock exchange or automated quotation system on which the Parent Common Shares are listed or quoted, as the case may be, as may be selected by the Board of Directors for such purpose; provided, however, that if there is no public distribution or trading activity of Parent Common Shares during such period, then the Current Market Price of a Parent Common Share shall be determined by the Board of Directors based upon the advice of such qualified independent financial advisors as the Board of Directors may deem to be appropriate, and provided further that any such selection, opinion or determination by the Board of Directors shall be conclusive and binding.

"Exchangeable Non-Voting Shares" means the Class "A" exchangeable, non-voting, participating common shares without par value in the capital stock of the Purchaser, including the 3,900,000 shares issuable under the Purchase Agreement.

"Exchangeable Share Provisions" means the rights, privileges, restrictions and conditions attached to the Exchangeable Non-Voting Shares as set forth in Schedule "G" to the Purchase Agreement.

"Insolvency Event" means the institution by the Purchaser of any proceeding to be adjudicated bankrupt or insolvent or to be dissolved or wound up, or the consent of the Purchaser to the institution of bankruptcy, insolvency, dissolution or winding up proceedings against it, or the filing of a petition, answer or consent seeking dissolution or winding up under any bankruptcy, insolvency or analogous laws, including without limitation the Companies Creditors' Arrangement Act (Canada) and the Bankruptcy and Insolvency Act (Canada), and the failure by the Purchaser to contest in good faith any such proceedings commenced in respect of the Purchaser within fifteen (15) days of becoming aware thereof, or the consent by the Purchaser to the filing of any such petition or to the appointment of a receiver, or the making by the Purchaser of a general assignment for the benefit of creditors, or the admission in writing by the Purchaser of its inability to pay its debts generally as they become due, or the Purchaser not being permitted, pursuant to solvency requirements of applicable law, to redeem any Retracted Shares pursuant to section 27.6 (e) of the Exchangeable Share Provisions.

"Insolvency Exchange Right" has the meaning ascribed thereto in Section 4.1.

"Liquidation Event" has the meaning ascribed thereto in Section 4.12.

"Liquidation Event Effective Date" has the meaning ascribed thereto in Section 4.12(c).

"List" has the meaning ascribed thereto in Section 3.8.

"Officer's Certificate" means, with respect to the Parent or the Purchaser, as the case may be, a certificate signed by any one of the Chairman of the Board, the Vice-Chairman of the Board, the President, any Vice-President or any other officer of the Parent or the Purchaser, as the case may be.

"Parent Common Shares" means the shares of common stock of the Parent, without par value, having voting rights of one vote per share, and any other securities into which such shares may be changed.

"Parent Consent" has the meaning ascribed thereto in Section 3.2.

"Parent Meeting" has the meaning ascribed in Section 3.2.

"Parent Successor" has the meaning ascribed thereto in Section 11.1(a).

"Purchase Agreement" means the Purchase Agreement between the Parent , the Purchaser, SRG Inc., and the Shareholders named therein, dated as of the same date hereof.

"Person"   includes   an   individual,   partnership,    corporation,   company,
unincorporated   syndicate   or   organization,    trust,   trustee,   executor,
administrator and other legal representative.

"Retracted Shares" has the meaning ascribed thereto in Section 4.7.

"Shareholders"  means the registered  holders from time to time of  Exchangeable
Non-Voting Shares, other than the Parent and its Affiliates, as listed in Appendix "A" hereto.

"Shareholder Votes" has the meaning ascribed thereto in Section 3.2.

"Support Agreement" means that certain support agreement made as of the same date hereof between the Purchaser and the Parent, which agreement is attached as Schedule "I" to the Purchase Agreement.

"Trust" means the trust created by this Agreement.

"Trust Estate" means the Trust Shares and any other securities, money or other property which may be held by the Trustee from time to time pursuant to this Agreement.

"Trust Shares" has the meaning ascribed thereto in Section 2.2.

"Trustee" means StockTrans, Inc., and subject to the provisions of Article 9, includes any successor trustee.

"Voting Rights" has the meaning ascribed thereto in Section 3.1.

Interpretation not Affected by Headings, etc. The division of this Agreement into articles, sections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

Number, Gender, etc. Words importing the singular number only shall include the plural and vice versa. Words importing the use of any gender shall include all genders.

Date for any Action. If any date on which any action is required to be taken under this Agreement is not a Business Day, such action shall be required to be taken on the next succeeding Business Day.

                                    ARTICLE 2

                                  TRUST SHARES

2.1 Establishment of Trust. One purpose of this Agreement is to create the Trust for the benefit of the Shareholders, as herein provided. The Trustee will hold the Parent Common Shares acquired pursuant to the requirements of the Purchase Agreement, Exchangeable Share Provisions and Support Agreement both to support the Parent's and the Purchaser's obligations thereunder in the event of default and, only if required by applicable law, to provide a mechanism for Shareholders of each Exchangeable Non-Voting Share to direct the voting of a corresponding Parent Common Share held by the Trustee.

2.2 Issue and Ownership of the Parent Common Shares. Upon execution of this Agreement, the Parent shall transfer to the Trustee a number of Parent Common Shares equal to the number of Exchangeable Non-Voting Shares issued to Shareholders under the Purchase Agreement, such shares to be hereafter held of record by the Trustee as trustee for and on behalf of, and for the use and benefit of, the Shareholders and in accordance with the provisions of this Agreement. From time to time, the Parent shall transfer additional shares of Parent Common Shares to the Trustee as required under the Purchase Agreement, Exchangeable Share Provisions and Support Agreement, also to be held of record by the Trustee as trustee for and on behalf of, and for the use and benefit of, the Shareholders and in accordance with the provisions of this Agreement. All Parent Common Shares so transferred by the Parent to the Trustee pursuant to this Section 3.1 shall hereafter be referred to as the "Trust Shares". The Parent hereby acknowledges receipt from the Trustee as trustee for and on behalf of the Shareholders of good and valuable consideration (and the adequacy thereof) for the issuance of the Trust Shares by the Parent to the Trustee. During the term of the Trust and subject to the terms and conditions of this Agreement, the Trustee shall possess and be vested with full legal ownership of the Trust Shares and, subject to the terms hereof, shall be entitled to exercise all of the rights and powers of an owner with respect to the Trust Shares, provided that the Trustee shall:

(a)  hold the Trust  Shares and the rights  associated  therewith as conveyed by
     this   Agreement  as  trustee  solely  for  the  use  and  benefit  of  the
     Shareholders in accordance with the provisions of this Agreement; and

(b) except as specifically authorized by this Agreement, have no power or authority to sell, transfer, vote or otherwise deal in or with the Trust Shares and the Trust Shares shall not be used or disposed of by the Trustee for any purpose other than the purposes for which this Trust is created pursuant to this Agreement.

                                    ARTICLE 3

                                     VOTING

3.1 Voting Rights. The Parent will grant to the Shareholders, by requisite shareholder or director resolutions, the right for each Shareholder to receive notice and attend each Parent Meeting and to consent to or to vote in person or by proxy, on any matter, question or proposition whatsoever that may properly come before the stockholders of the Parent at a Parent Meeting or in connection with a Parent Consent (in each case, as hereinafter defined) (the "Voting Rights") on the basis of one Voting Right for every one Exchangeable Non-Voting Share held by a Shareholder, as if and to the same extent and effect as if the Shareholder held an equivalent number of Parent Common Shares. The Voting Rights shall be and remain vested in and exercised by the Shareholders.

3.2 Number of Votes. With respect to all meetings of stockholders of the Parent at which holders of shares of Parent Common Shares are entitled to vote (a "Parent Meeting") and with respect to all written consents sought by the Parent from its stockholders including the holders of shares of Parent Common Shares (a "Parent Consent"), each Shareholder shall be entitled to cast and exercise, in the manner instructed, the Voting Rights ordinarily attributable to one Parent Common Share for each Exchangeable Non-Voting Share owned of record by such Shareholder on the record date established by the Parent or by applicable law for such Parent Meeting or Parent Consent, as the case may be (the "Shareholder Votes") in respect of each matter, question or proposition to be voted on at such Parent Meeting or to be consented to in connection with such Parent Consent.

3.3 Legended Shares Certificates. The Purchaser will cause each certificate representing Exchangeable Non-Voting Shares to bear an appropriate legend notifying the Shareholders of their right to a number of votes in the Parent as is equal to the number of shares represented by the Exchangeable Non-Voting Share certificates.

3.4 Safekeeping of Certificates. The certificate(s) representing the Trust Shares shall at all times be held in safe keeping by the Trustee or its agent.

3.5 Mailings to Shareholders of Exchangeable Non-Voting Shares. With respect to each Parent Meeting and Parent Consent, the Parent will mail or cause to be mailed (or otherwise communicate in the same manner as the Parent utilizes in communications to holders of Parent Common Shares, to each of the Shareholders named in the List (as defined below) on the same day as the initial mailing or notice (or other communication) with respect thereto is given by the Parent to its stockholders:

(a) a copy of such notice, together with any proxy or information statement and related materials to be provided to stockholders of the Parent;

(b) a statement that such Shareholder is entitled to the exercise of the Shareholder Votes with respect to such Parent Meeting or Parent Consent, as the case may be, and to attend such Parent Meeting and to exercise personally the Shareholder Votes thereat;

(c) a statement as to the manner in which to give a proxy to a designated agent or other representative of the management of the Parent to exercise such Shareholder Votes; and

(d) a statement of (i) the time and date by which such must be received by the Parent in order to be binding upon it, which in the case of a Parent Meeting shall not be earlier than the close of business on the second Business Day prior to such meeting, and (ii) the method for revoking or amending such proxies.

For the purpose of determining Shareholder Votes to which a Shareholder is entitled in respect of any such Parent Meeting or Parent Consent, the number of Exchangeable Non-Voting Shares owned of record by the Shareholder shall be determined at the close of business on the record date established by the Parent or by applicable law for purposes of determining stockholders entitled to vote at such Parent Meeting or to give written consent in connection with such Parent Consent.

3.6 Copies of Stockholder Information. The Parent will deliver to the Shareholders copies of all proxy materials (including notices of Parent Meetings), information statements, reports (including without limitation all interim and annual financial statements) and other written communications that are to be distributed from time to time to holders of Parent Common Shares.

3.7 Other Materials. Immediately after receipt by the Parent or any stockholder of the Parent of any material sent or given generally to the holders of Parent Common Shares by or on behalf of a third party, including without limitation dissident proxy and information circulars (and related information and material) and tender and exchange offer circulars (and related information and material), the Parent shall use its best efforts to obtain and deliver copies thereof to each Shareholder as soon as possible thereafter.

3.8 List of Persons Entitled to Vote. The Purchaser shall (a) prior to each annual, general and special Parent Meeting or the seeking of any Parent Consents and (b) forthwith upon each request made at any time by the Trustee or the Parent in writing, prepare or cause to be prepared a list (a "List") of the names and addresses of the Shareholders arranged in alphabetical order and showing the number of Exchangeable Non-Voting Shares held of record by each such Shareholder, in each case at the close of business on the date specified by the Trustee in such request or, in the case of a List prepared in connection with a Parent Meeting or a Parent Consent, at the close of business on the record date established by the Parent or pursuant to applicable law for determining the holders of Parent Common Shares entitled to receive notice of and/or to vote at such Parent Meeting or to give consent in connection with such Parent Consent. Each such List shall be delivered to the Parent promptly after receipt by the Purchaser of such request or the record date for such meeting or seeking of consent, as the case may be, and in any event within sufficient time as to enable the Parent to perform its obligations under this Agreement. The Parent agrees to give the Purchaser written notice (with a copy to the Trustee) of the calling of any Parent Meeting or the seeking of any Parent Consent, together with the record dates therefor, sufficiently prior to the date of the calling of such meeting or seeking of such consent so as to enable the Purchaser to perform its obligations under this Section 3.8.

3.9 Distribution of Written Materials. Any written materials to be distributed by the Parent to the Shareholders pursuant to this Agreement shall be delivered or sent by mail (or otherwise communicated in the same manner as the Parent utilizes in communications to holders of Parent Common Shares) to each Shareholder at its address as shown on the books of the Purchaser. The Purchaser shall provide or cause to be provided to the Parent for this purpose, on a timely basis and without charge or other expense current lists of the Shareholders.

3.10 Termination of Voting Rights. All of the rights of a Shareholder with respect to the Shareholder Vote exercisable in respect of each Exchangeable Non-Voting Share held by such

Shareholder shall be deemed to be surrendered by the Shareholder to the Parent and such Shareholder Votes and the Voting Rights represented thereby shall cease immediately upon the exchange, retraction or redemption of the Exchangeable Non-Voting Shares by or from the Shareholder.

3.11 Alternative Voting Rights. In the event it is alleged or determined by any chairman at a shareholders' meeting, the board of directors of the Parent, a shareholder, or by any corporate or third party action or securities or judicial authority having jurisdiction that the Shareholders are not properly entitled to vote the Shareholder Votes or the Voting Rights, for whatever reason, then at the sole discretion and judgment of a Shareholder, such Shareholder may elect to suspend such Shareholder's exercise of the Shareholder Votes or the Voting Rights and direct the Trustee, as the holder of record of the Trust Shares, to be entitled to all of the Voting Rights attributable to such Trust Shares. The Trustee shall exercise the Voting Rights only on the basis of instructions received pursuant to this section 3.11 from Shareholders entitled to instruct the Trustee as to the voting thereof at the time at which the Parent Consent is sought or the Parent Meeting is held. To the extent that no instructions are received from a Shareholder with respect to the Voting Rights to which such Shareholder is entitled, the Trustee shall not exercise or permit the exercise of such Shareholder's Voting Rights.

Any Shareholder named in a List prepared in connection with any Parent Meeting or any Parent Consent will be entitled (a) to instruct the Trustee with respect to the exercise of the Shareholder Votes to which such Shareholder is entitled or (b) to attend such meeting and personally to exercise thereat (or to exercise with respect to any written consent), as the proxy of the Trustee, the Shareholder Votes to which such Shareholder is entitled except, in each case, to the extent that such Shareholder has transferred the ownership of any Exchangeable Non-Voting Shares in respect of which such Shareholder is entitled to Shareholder Votes after the close of business on the record date for such meeting or seeking of consent.

In connection with each Parent Meeting and Parent Consent, the Trustee shall exercise, either in person or by proxy, in accordance with the instructions received from a Shareholder , the Shareholder Votes as to which such Shareholder is entitled to direct the Voting Rights (or any lesser number thereof as may be set forth in the instructions); provided, however, that such written instructions are received by the Trustee from the Shareholder prior to the time and date fixed by it for receipt of such instructions in the notice given by the Trustee to the Shareholder.

The Trustee shall cause such representatives as are empowered by it to sign and deliver, on behalf of the Trustee, proxies for Voting Rights to attend each Parent Meeting. Upon submission by a Shareholder (or its designee) of identification satisfactory to the Trustee's representatives, and at the Shareholder's request, such representatives shall sign and deliver to such Shareholder (or its designee) a proxy to exercise personally the Shareholder Votes as to which such Shareholder is otherwise entitled hereunder to direct the vote, if such Shareholder either (i) has not previously given the Trustee instructions in respect of such meeting, or (ii) submits to the Trustee's representatives written revocation of any such previous instructions. At such meeting, the Shareholder exercising such Shareholder Votes shall have the same rights as the Trustee to speak at the meeting in respect of any matter, question or proposition, to vote by way of ballot at the meeting in respect of any matter, question or proposition and to vote at such meeting by way of a show of hands in respect of any matter, question or proposition.

                                    ARTICLE 4

                      EXCHANGE RIGHT AND AUTOMATIC EXCHANGE

4.1 Grant and Ownership of the Exchange Right. The Parent hereby grants to the Shareholders the right, upon the occurrence and during the continuance of an Insolvency Event, to require the Parent to purchase from each or any Shareholder all or any part of the Exchangeable Non-Voting Shares held by the

Shareholder in accordance with the provisions of this Agreement (the "Insolvency Exchange Right"). The Parent hereby acknowledges receipt from the Shareholders of good and valuable consideration (and the adequacy thereof) for the issuance of the Insolvency Exchange Right to them.

4.2 Legended Share Certificates. The Purchaser will cause each certificate representing Exchangeable Non-Voting Shares to bear an appropriate legend notifying the Shareholders of:

(a) their right with respect to the exercise of the Insolvency Exchange Right in respect of the Exchangeable Non-Voting Shares held by a Shareholder; and

(b)  the Automatic Exchange Rights.

4.3 Purchase Price. The purchase price payable by the Parent for each Exchangeable Non-Voting Share to be purchased by the Parent under the Insolvency Exchange Right shall be an amount per share equal to (a) the Current Market Price of a Parent Common Share on the last Business Day prior to the day of closing of the purchase and sale of such Exchangeable Non-Voting Share under the Insolvency Exchange Right plus (b) an additional amount equivalent to the full amount of all dividends declared and unpaid on each such Exchangeable Non-Voting Share and all dividends declared on Parent Common Shares which have not been declared on such Exchangeable Non-Voting Shares in accordance with section 27.3 of the Exchangeable Share Provisions (provided that if the record date for any such declared and unpaid dividends occurs on or after the day of closing of such purchase and sale the purchase price shall not include such additional amount equivalent to such declared and unpaid dividends). In connection with each exercise of the Insolvency Exchange Right, the Parent will provide to the Shareholders an Officer's Certificate setting forth the calculation of the purchase price for each Exchangeable Non-Voting Share. The purchase price for each such Exchangeable Non-Voting Share so purchased may be satisfied only by delivering or causing to be delivered to the relevant Shareholder, one Parent Common Share and a check for the balance, if any, of the purchase price without interest.

4.4 Exercise Instructions. Subject to the terms and conditions set forth herein, a Shareholder shall be entitled, upon the occurrence and during the continuance of an Insolvency Event, to exercise the Insolvency Exchange Right with respect to all or any part of the Exchangeable Non-Voting Shares registered in the name of such Shareholder on the books of the Purchaser. To cause the exercise of the Insolvency Exchange Right, the Shareholder shall deliver to the Parent, in person or by certified or registered mail the certificates representing the Exchangeable Non-Voting Shares which such Shareholder desires the Parent to purchase, duly endorsed in blank, and accompanied by such other documents and instruments as may be required to effect a transfer of Exchangeable Non-Voting Shares under the Company Act (British Columbia), and the articles of the Purchaser and such additional documents and instruments as the Parent may reasonably require together with (a) a duly completed form of notice of exercise of the Insolvency Exchange Right, contained on the reverse of or attached to the Exchangeable Non-Voting Share certificates, stating (i) that the Shareholder elects to exercise the Insolvency Exchange Right so as to require the Parent to purchase from the Shareholder the number of Exchangeable Non-Voting Shares specified therein, (ii) that such Shareholder has good title to and owns all such Exchangeable Non-Voting Shares to be acquired by Parent free and clear of all liens, claims and encumbrances, (iii) the name in which the certificates representing Parent Common Shares deliverable in connection with the exercise of the Insolvency Exchange Right are to be issued and (iv) the names and addresses of the persons to whom such new certificates should be delivered, and (b) payment (or evidence satisfactory to the Purchaser and the Parent of payment) of the taxes (if any) payable as contemplated by Section 4.7 of this Agreement. If only a part of the Exchangeable Non-Voting Shares represented by any certificate or certificates delivered to the Trustee are to be purchased by the Parent under the Insolvency Exchange Right, a new certificate for the balance of such Exchangeable Non-Voting Shares shall be issued to the Shareholder at the expense of the Purchaser.

4.5 Delivery of Parent Common Shares; Effect of Exercise. Promptly, and as soon as reasonably practicable after receipt of the certificates representing the Exchangeable Non-Voting Shares which the Shareholder desires the Parent to purchase under the Insolvency Exchange Right, together with such documents and instruments of transfer and a duly completed form of notice of exercise of the Insolvency Exchange Right (and payment of taxes, if any, or evidence thereof), duly endorsed for transfer to the Parent, the Parent shall immediately thereafter upon receipt of such notice deliver or cause to be delivered to the Shareholder of such Exchangeable Non-Voting Shares (or to such other persons, if any, properly designated by such Shareholder), the certificates for the number of Parent Common Shares deliverable in connection with the exercise of the Insolvency Exchange Right, which shares shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance, and checks for the balance, if any, of the total purchase price therefor. The Parent may instruct the Trustee to use the Trust Shares it holds for delivery to the Shareholder under the previous sentence. The Parent shall, immediately upon receipt of such certificates representing the Exchangeable Non-Voting Shares from the Shareholder, deliver the certificates to the registered office of the Purchaser for cancellation. Immediately upon the giving of notice by the Shareholder to the Parent of the exercise of the Insolvency Exchange Right, as provided in this Section 4.5, the closing of the transaction of purchase and sale contemplated by the Insolvency Exchange Right shall be deemed to have occurred, and the Shareholder of such Exchangeable Non-Voting Shares shall be deemed to have transferred to the Parent its right, title and interest in and to such Exchangeable Non-Voting Shares and shall cease to be a Shareholder of such Exchangeable Non-Voting Shares and shall not be entitled to exercise any of the rights of a Shareholder in respect thereof, other than the right to receive his proportionate part of the total purchase price therefor, unless the requisite number of Parent Common Shares (together with a check for the balance, if any, of the total purchase price therefor) is not allotted, issued and delivered by the Parent to such Shareholder (or to such other persons, if any, properly designated by such Shareholder), within five (5) Business Days of the date of the giving of such notice by the Shareholder, in which case the rights of the Shareholder shall remain unaffected until such Parent Common Shares are so allotted, issued and delivered by the Parent and any such check is so delivered and paid. Concurrently with such Shareholder ceasing to be a Shareholder of Exchangeable Non-Voting Shares, the Shareholder shall be considered and deemed for all purposes to be the holder of Parent Common Shares delivered to it pursuant to the Insolvency Exchange Right.

4.6 Exercise of Insolvency Exchange Right Subsequent to Retraction. In the event that a Shareholder has exercised its right under Article 27.6 of the Exchangeable Share Provisions to require the Purchaser to redeem any or all of the Exchangeable Non-Voting Shares held by the Shareholder (the "Retracted Shares") and is notified by the Purchaser pursuant to section 27.6 (a) of the Exchangeable Share Provisions that the Purchaser will not be permitted as a result of solvency requirements of applicable law to redeem all such Retracted Shares, and the Shareholder has not revoked the retraction request delivered by the Shareholder to the Purchaser pursuant to section 27.6 (a) of the Exchangeable Share Provisions, the retraction request will constitute and will be deemed to constitute notice from the Shareholder to the Parent to exercise the Insolvency Exchange Right with respect to those Retracted Shares which the Purchaser is unable to redeem. In any such event, the Purchaser hereby agrees with the Shareholder immediately to notify the Parent of such prohibition against the Purchaser redeeming all of the Retracted Shares and immediately to forward or cause to be forwarded to the Parent all relevant materials delivered by the Shareholder to the Purchaser of the Exchangeable Non-Voting Shares
(including without limitation a copy of the retraction request delivered pursuant to section 27.6 (a) of the Exchangeable Share Provisions) in connection with such proposed redemption of the Retracted Shares and the Parent will thereupon exercise the Insolvency Exchange Right with respect to the Retracted Shares that the Purchaser is not permitted to redeem and will purchase such shares in accordance with the provisions of this Article 4.

4.7 Stamp or Other Transfer Taxes. Upon any sale of Exchangeable Non-Voting Shares to the

Parent pursuant to the Insolvency Exchange Right or the Automatic Exchange Rights, the share certificate or certificates representing Parent Common Shares to be delivered in connection with the payment of the total purchase price therefor shall be issued in the name of the Shareholder of the Exchangeable Non-Voting Shares so sold without charge to the Shareholder of the Exchangeable Non-Voting Shares so sold; provided, however that such Shareholder (a) shall pay (and neither the Parent, the Purchaser nor the Trustee shall be required to pay) any documentary, stamp, transfer, withholding or other taxes that may be payable in respect of any transfer involved in the issuance or delivery of such shares to a person other than such Shareholder, or (b) shall have established to the satisfaction of the Trustee, the Parent and the Purchaser that such taxes, if any, have been paid.

4.8 Notice of Insolvency Event. Immediately upon the occurrence of an Insolvency Event or any event which with the giving of notice or the passage of time or both would be an Insolvency Event, the Purchaser and the Parent shall give written notice thereof to the Trustee and the Shareholders, which notice shall contain a brief statement of the right of the Shareholders with respect to the Insolvency Exchange Right.

4.9 Qualification of Parent Common Shares. The Parent represents and warrants that it has taken all actions and done all things as are necessary under any United States or Canadian federal, provincial or state law or regulation or pursuant to the rules and regulations of any regulatory authority or the fulfilment of any other legal requirement (collectively, the "Applicable Laws") as they exist on the date hereof and will in good faith expeditiously take all such actions and do all such things as are necessary under Applicable Laws as they may exist in the future to cause the Parent Common Shares to be issued and delivered pursuant to the Exchangeable Share Provisions, the Insolvency Exchange Right or the Automatic Exchange Rights; provided that all Parent Common Shares will be subject to such resale restrictions as imposed by applicable securities legislation.

4.10 Reservation of Parent Common Shares. The Parent hereby represents, warrants and covenants that it has irrevocably reserved for issuance and will at all times keep available, free from preemptive and other rights, out of its authorized and unissued capital stock such number of Parent Common Shares (a) as is equal to the sum of (i) the number of Exchangeable Non-Voting Shares issued and outstanding from time to time and (ii) the number of Exchangeable Non-Voting Shares issuable upon the exercise of all rights to acquire Exchangeable Non-Voting Shares outstanding from time to time and (b) as are now and may hereafter be required to enable and permit the Purchaser and the Parent to meet their respective obligations hereunder, under the Support Agreement, under the Exchangeable Share Provisions and under any other security or commitment pursuant to which the Parent may now or hereafter be required to issue Parent Common Shares. To the extent permitted under Article 5 hereof, the Trust Shares may be used to satisfy the Parent's obligations under this Section 4.10.

4.11 Automatic Exchange on Liquidation of the Parent

(a) The Parent will give the Trustee and the Shareholders notice of each of the following events (each a "Liquidation Event") at the time set forth below:

     (i) in the event of any determination by the board of directors of the Parent to institute voluntary liquidation, dissolution or winding-up proceedings with respect to the Parent or to effect any other distribution of assets of the Parent among its shareholders for the purpose of winding up its affairs, at least sixty (60) days prior to the proposed effective date of such liquidation, dissolution, winding-up or other distribution; or

     (ii) immediately, upon the earlier of (A) receipt by the Parent of notice of or (B) the Parent otherwise becoming aware of any threatened or instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding-up of the Parent or to effect any other distribution of assets of the Parent notifying its shareholders for the purpose of winding up its affairs.

(b) Such notice shall include a brief description of the automatic exchange of Exchangeable Non-Voting Shares for Parent Common Shares provided for in
     Section 4.12(c) and the ability of a Shareholder not to participate in such automatic exchange.

(c) In order that the Shareholders will be able to participate on a pro rata basis with the holders of Parent Common Shares in the distribution of assets of the Parent in connection with a Liquidation Event, on the fifth Business Day prior to the effective date of a Liquidation Event (the
     "Liquidation Event Effective Date") all of the then outstanding Exchangeable Non-Voting Shares shall be automatically exchanged for Parent Common Shares in the absence of an affirmative written election from a Shareholder not to participate in the automatic exchange received by the Parent before the fifth Business Day before the Liquidation Event Effective Date. To effect such automatic exchange the Parent shall purchase each Exchangeable Non-Voting Share outstanding on the fifth Business Day prior to the Liquidation Event Effective Date and held by Shareholders, and each Shareholder shall sell the Exchangeable Non-Voting Shares held by it at such time, for a purchase price per share equal to (a) the Current Market Price of one (1) Parent Common Share on the fifth Business Day prior to the Liquidation Event Effective Date, which shall be satisfied in full by the Parent delivering or causing to be delivered to the Shareholder one Parent Common Share, plus (b) an additional amount equivalent to the full amount of all dividends declared and unpaid on each such Exchangeable Non-Voting Share and all dividends declared on Parent Common Shares which have not been declared on such Exchangeable Non-Voting Shares in accordance with section 27.3 of the Exchangeable Share Provisions (provided that if the record date for any such declared and unpaid dividends occurs on or after the day of closing of such purchase and sale the purchase price shall not include such additional amount equivalent to such declared and unpaid dividends). In connection with such automatic exchange, the Parent will provide to the Shareholders an Officer's Certificate setting forth the calculation of the purchase price for each Exchangeable Non-Voting Share, together with a notice of the anticipated Liquidation Event Effective Date.

(d) On the fifth Business Day prior to the Liquidation Event Effective Date, the closing of the transaction of purchase and sale contemplated by the automatic exchange of Exchangeable Non-Voting Shares for Parent Common Shares shall be deemed to have occurred, and each Shareholder shall be deemed to have transferred to the Parent all of the Shareholder's right, title and interest in and to its Exchangeable Non-Voting Shares and shall cease to be a Shareholder of such Exchangeable Non-Voting Shares and the Parent shall deliver or cause to be delivered to the Shareholder Parent Common Shares deliverable upon the automatic exchange of Exchangeable Non-Voting Shares for Parent Common Shares and shall deliver to the Shareholder a check for the balance, if any, of the total purchase price for such Exchangeable Non-Voting Shares. Concurrently with such Shareholder ceasing to be a Shareholder, the Shareholder shall be considered and deemed for all purposes to be the holder of Parent Common Shares issued to it pursuant to the automatic exchange of Exchangeable Non-Voting Shares for Parent Common Shares and the certificates held by the Shareholder previously representing the Exchangeable Non-Voting Shares exchanged by the Shareholder with the Parent pursuant to such automatic exchange shall thereafter be deemed to represent Parent Common Shares delivered to the Shareholder by the Parent pursuant to such automatic exchange prior to the surrender by the Shareholder of the Exchangeable Non-Voting Share certificates. Upon the request of a Shareholder and the surrender by the Shareholder of Exchangeable Non-Voting Share certificates deemed to represent Parent Common Shares, duly endorsed in blank and accompanied by such instruments of transfer as the Parent may reasonably require, the Parent shall deliver or cause to be delivered to the Shareholder certificates representing Parent Common Shares of which the Shareholder is the holder.

4.12 Withholding Rights. The Parent will retain tax counsel to advise the Parent and the Trustee on all income tax and withholding obligations of the Parent, the Trust and the Trustee. The Parent and the Trustee shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any Shareholder such amounts as the Parent or the Trustee is required or permitted to deduct and withhold with respect to the making of such payment under the United States Internal Revenue Code of 1986 as amended (the "Code"), the Income Tax Act (Canada) or any provision of state, local, provincial or foreign tax law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Shareholder of the shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required or permitted to be deducted or withheld from any payment to a Shareholder exceeds the cash portion of the consideration otherwise payable to the Shareholder, the Parent or the Trustee is hereby authorized to sell or otherwise dispose of at fair market value such portion of the consideration as is necessary to provide sufficient funds to the Parent or the Trustee, as the case may be, in order to enable it to comply with such deduction or withholding requirement and shall account to the relevant Shareholder for any balance of such sale proceeds.

                                    ARTICLE 5

                                    DIVIDENDS

5.1  The  holders  of  Exchangeable   Non-Voting  Shares  will  be  entitled  to
participate in all dividends declared by the Purchaser, in accordance with the provisions of the Exchangeable Share Provisions and the Support Agreement.

5.2 The Trustee hereby expressly waives, for and on its own behalf and on behalf of all Shareholders, all rights to receive dividends of every nature as may be payable to it as holder of the Trust Shares, and the parties acknowledge that the Parent need not include the Trust Shares in its calculations for purposes of determining the payment of dividends, and need not pay or distribute any dividends (either in cash, shares or otherwise) to the Trustee as holder of the Trust Shares, provided however that such waiver may be rescinded by the Trustee upon receipt of notice from a Shareholder that the Purchaser has omitted to pay any dividends otherwise payable or that either the Parent or the Purchaser contests the right of the holders of Exchangeable Non-Voting Shares to receive dividends, or the right to receive dividends on the Exchangeable Non-Voting Shares that are otherwise in doubt whereupon the Parent will pay and the Trustee shall collect all dividends paid on the Trust Shares from time to time until the Trustee receives an Officer's Certificate from the Purchaser certifying that the Purchaser is in compliance with its obligations to pay dividends in accordance with the Exchangeable Share Provisions. Any dividends received by the Trustee on the Trust Shares shall be paid to the Shareholders in the same manner as dividends would have been paid by the Purchaser to the holders of Exchangeable Non-Voting Shares.

5.3 For clarity, the Voting Rights and exchange rights granted by the Parent to the Shareholders hereunder do not in any manner confer any additional rights to the Shareholders, including, but subject to the provisions of the Support Agreement, any rights to receive or participate in dividends declared or paid by the Parent.

                                    ARTICLE 6

                               SUPPORT PROVISIONS

6.1 Use of Trust  Shares in  Connection  with  Support  Agreement.  Pursuant  to section 2.11 of the Support Agreement, the Trust Shares provide additional security for the Parent's and the Purchaser's obligations under the Purchase Agreement, the Exchangeable Share Provisions and the Support Agreement. In the event that the Purchaser and the Parent both default on their obligations to acquire the Exchangeable Non-Voting Shares pursuant to the Exchangeable Share Provisions, the Support Agreement, or Article 4 of this Agreement, a Shareholder may provide written notice to the Parent, the Purchaser and the Trustee of such default. If such default is not cured within ten (10) Business Days, the Shareholder may provide written notice to the Trustee of such failure to cure. The Trustee shall then use the Trust Shares to satisfy the Parent's obligation to acquire the Exchangeable Non-Voting Shares as if the Parent had instructed the Trustee to use the Trust Shares for such purpose pursuant to section 4.5 hereof. The Exchangeable Non-Voting Shares acquired by the Trustee in such transaction shall be distributed to the Parent. In the event that the Trustee uses the Trust Shares to so acquire Exchangeable Non-Voting Shares, and if the Parent is obligated to pay any declared but unpaid dividends (or dividends declared on Parent Common Shares which have not been declared on such Exchangeable Non-Voting Shares in accordance with section 27.3 of the Exchangeable Share Provisions), the Parent shall remain obligated to pay such amount to the Shareholder.

6.2 Application of Trust Shares. At such time as either the Purchaser or the Parent acquires Exchangeable Non-Voting Shares from a Shareholder, it shall provide the Trustee with an Officer's Certificate specifying (i) the former Shareholder, (ii) the number of Exchangeable Non-Voting Shares acquired, (iii) the form of the acquisition, designated by the provision of the applicable agreement (Exchangeable Share Provisions, Support Agreement or this Agreement) and (iv) the date of such acquisition. If such certification is made, the Trustee shall distribute to the Parent a number of Trust Shares equal to the number of Exchangeable Non-Voting Shares so acquired by the Parent (or, if so requested by the Parent, distributed such Parent Common Shares to the former Shareholder on behalf of the Parent).

                                    ARTICLE 7

                             CONCERNING THE TRUSTEE

7.1 Powers and Duties of the Trustee. The rights, powers and authorities of the Trustee under this Agreement, in its capacity as trustee of the Trust, shall include:

(a) receiving and depositing the Trust Shares from the Parent as trustee for and on behalf of the Shareholders in accordance with the provisions of this Agreement;

(b)  distributing materials to Shareholders as provided in this Agreement;

(c)  holding title to the Trust Estate;

(d) investing any moneys forming, from time to time, a part of the Trust Estate as provided in this Agreement; and

(e) taking such other actions and doing such other things as are specifically provided in this Agreement.

In the exercise of such rights, powers and authorities the Trustee shall have (and is granted) such incidental and additional rights, powers and authority not in conflict with any of the provisions of this Agreement as the Trustee, acting in good faith and in the reasonable exercise of its discretion, may deem necessary or appropriate to effect the purpose of the Trust. Any exercise of such discretionary rights, powers and authorities by the Trustee shall be final, conclusive and binding upon all persons. Notwithstanding anything to the contrary herein, the Trustee shall have no obligation to exercise any discretion in the performance of its obligations hereunder and shall only be required to act upon the express written instructions of the Parent, the Purchaser or the Shareholders. For greater certainty, the Trustee shall have only those duties as are set out specifically in this Agreement.

The Trustee in exercising its rights, powers, duties and authorities hereunder shall act honestly and in good faith and in accordance with its fiduciary duties to the Shareholders and shall exercise the care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances. The Trustee shall not be required to take any notice of, or to do or to take any act, action or proceeding as a result of any default or breach of any provision hereunder, unless and until notified in writing of such default or breach, which notice shall distinctly specify the default or breach desired to be brought to the attention of the Trustee and, in the absence of such notice, the Trustee may for all purposes of this Agreement conclusively assume that no default or breach has been made in the observance or performance of any of the representations, warranties, covenants, agreements or conditions contained herein.

7.2 No Conflict of Interest. The Trustee represents to the Purchaser and the Parent that at the date of execution and delivery of this Agreement there exists no material conflict of interest in the role of the Trustee as a fiduciary hereunder and the role of the Trustee in any other capacity. The Trustee shall, within ninety (90) days after it becomes aware that such a material conflict of interest exists, either eliminate such material conflict of interest or resign in the manner and with the effect specified in Article 9.

7.3 Dealings with Third Parties. The Purchaser and the Parent irrevocably authorize the Trustee, from time to time, to:

(a) consult, communicate and otherwise deal with any respective registrars, transfer agents, payment agents or any other person or entity appointed from time to time by the Parent in connection with any matter relating to the Exchangeable Non-Voting Shares and Parent Common Shares; and

(b) requisition, from time to time, (i) from any such registrar, transfer agent payment agent or other person or entity, appointed from time to time by the Parent, as applicable, any information readily available from the records maintained by it which the Trustee may reasonably require for the discharge of its duties and responsibilities under this Agreement; and (ii) from the Purchaser, the holder of Parent Common Shares, and any subsequent holder or agent of such shares, the share certificates issuable upon the exercise from time to time of the Insolvency Exchange Right and pursuant to the Automatic Exchange Rights in the manner specified in Article 4 hereof. The Purchaser and the Parent irrevocably authorize their respective payment agent, or any other authorized agent appointed from time to time by the Parent to comply with all such requests.

7.4 Books and Records. The Trustee shall keep available for inspection, during normal business hours, by the Parent and the Purchaser, at the Trustee's principal office in Pennsylvania, correct and complete books and records of account relating to the Trustee's actions under this Agreement, including without limitation all information relating to mailings and instructions to and from Shareholders.

7.5 Income Tax Returns and Reports. The Trustee will allocate and distribute all income and losses of the Trust to the Shareholders in each year such that the Trust is not in a position to pay any tax or file any tax returns. Shareholders will be individually and personally responsible for all income and losses incurred by the Trust. In this regard, the Parent will retain tax counsel on behalf of the Trust, and agrees to prepare and distribute to each Shareholder all necessary tax forms for them to complete their United States and Canadian tax returns. The Shareholders may obtain the advice and assistance of such experts as they may consider necessary or advisable.

7.6 Indemnification Prior to Certain Actions by Trustee. The Trustee shall exercise any or all of the rights, duties, powers or authorities vested in it by this Agreement at the request, order or direction of any Shareholder upon such Shareholder furnishing to the Trustee reasonable funding, security and indemnity against the costs, expenses and liabilities which may be incurred by the Trustee therein or thereby.

The Trustee shall not be required to expend any of its own funds or otherwise incur any financial liability in the exercise of any of its rights, powers, duties or authorities, but instead shall be entitled to be fully funded, given security and indemnity in advance as aforesaid.

7.7 Actions by Shareholders. Shareholders shall be entitled to take proceedings in any court of competent jurisdiction to enforce any of their rights hereunder as against the Purchaser and the Parent.

7.8 Reliance upon Declarations. The Trustee shall not be considered to be in contravention of any of its rights, powers, duties and authorities hereunder if, when required, it acts and relies in good faith upon lists, mailing labels, notices, statutory declarations, certificates, opinions, reports or other papers or documents furnished pursuant to the provisions hereof or required by the Trustee to be furnished to it in the exercise of its rights, powers, duties and authorities hereunder.

7.9 Evidence and Authority to Trustee. The Purchaser and the Parent shall furnish to the Trustee evidence of compliance with the conditions provided for in this Agreement relating to any action or step required or permitted to be taken by the Purchaser and/or the Parent for the Trustee under this Agreement or as a result of any obligation imposed under this Agreement including, without limitation, in respect of the Insolvency Exchange Right or the Automatic Exchange Rights and the taking of any other action to be taken by the Trustee at the request of or on the application of the Purchaser and the Parent forthwith if and when:

(a) such evidence is required by any other section of this Agreement to be furnished to the Trustee in accordance with the terms of this Section 7.9; or

(b) the Trustee, in the exercise of its rights, powers, duties and authorities under this Agreement, gives the Purchaser and/or the Parent written notice requiring it to furnish such evidence in relation to any particular action or obligation specified in such notice.

Such evidence shall consist of an Officer's Certificate of the Purchaser and/or the Parent, a statutory declaration or a certificate made by persons entitled to sign an Officer's Certificate stating that any such condition has been complied with in accordance with the terms of this Agreement.

Whenever such evidence relates to a matter other than the Voting Rights, the Insolvency Exchange Right or the Automatic Exchange Rights and, except as otherwise specifically provided herein, such evidence may consist of a report or opinion of any solicitor, auditor, accountant, appraiser, valuer, engineer or other expert or any other person whose qualifications give authority to a statement made by him, provided that if such report or opinion is furnished by a director, officer or employee of the Purchaser and/or the Parent shall be in the form of an Officer's Certificate or a statutory declaration.

Each statutory declaration, certificate, opinion, report or other paper or document furnished to the Trustee as evidence of compliance with a condition provided for in this Agreement shall include a statement by the person giving the evidence:

(a) declaring that he has read and understands the provisions of this Agreement relating to the condition in question;

(b) describing the nature and scope of the examination or investigation upon which he based the statutory declaration, certificate, statement or opinion; and

(c) declaring that he has made such examination or investigation as he believes is necessary to enable him to make the statements or give the opinions contained or expressed therein.

7.10 Experts, Advisors and Agents. The Trustee may:

(a) in relation to these presents, act and rely on the opinion or advice of or information obtained from any solicitor, auditor, accountant, appraiser, valuer, engineer or other expert, whether retained by the Trustee or by the Purchaser and/or the Parent or otherwise, and may employ such assistants as may be necessary to the proper discharge of its powers and duties and determination of its rights hereunder and may pay proper and reasonable compensation for all such legal and other advice or assistance as aforesaid without taxation for costs and fees; and

(b) employ such agents and other assistants as it may reasonably require for the proper discharge of its powers and duties hereunder, and may pay reasonable remuneration for all services performed for it,

(and shall be entitled to receive reasonable remuneration for all services performed by it) in the discharge of the trusts hereof and compensation for all disbursements, costs and expenses made or incurred by it in the discharge of its duties hereunder and in the management of the Trust without taxation for costs and fees, which compensation reimbursement may be requested to be received in advance prior to undertaking any actions hereunder.

7.11 Investment of Moneys Held by the Trustee. Unless otherwise provided in this Agreement, any moneys held by or on behalf of the Trustee which under the terms of this Agreement may or ought to be invested or which may be on deposit with the Trustee or which may be in the hands of the Trustee may be invested and reinvested in the name or under the control of the Trustee in securities in which, under the laws of the State of Pennsylvania, trustees are authorized to invest trust moneys, provided that such securities are stated to mature within two (2) years after their purchase by the Trustee, and the Trustee shall so invest such moneys on the written direction of the Purchaser. Pending the investment of any moneys as hereinbefore provided, such moneys may be deposited in the name of the Trustee in any bank, loan or trust company authorized to accept deposits under the laws of the United States, Canada or any state or province thereof, at the rate of interest then current on similar deposits.

7.12 Trustee Not Required to Give Security. The Trustee shall not be required to give any bond or security in respect of the execution of the trusts, rights, duties, powers and authorities of this Agreement or otherwise in respect of the premises.

7.13 Trustee Not Bound to Act on Corporation's Request. Except as in this Agreement or otherwise specifically provided, the Trustee shall not be bound to act in accordance with any direction or request of the Purchaser and/or the Parent or the directors thereof until a duly authenticated copy of the instrument or resolution containing such direction or request shall have been delivered to the Trustee and the Trustee shall be empowered to act and rely upon any such copy purporting to be authenticated and believed by the Trustee to be genuine.

7.14 Conflicting Claims. If conflicting claims or demands are made or asserted with respect to any interest of any Shareholder in any Exchangeable Non-Voting Shares, including any disagreement between the heirs, representatives, successors or assigns succeeding to all or any part of the interest of any Shareholder in any Exchangeable Non-Voting Shares resulting in conflicting claims or demands being made in connection with such interest, then the Trustee shall be entitled, at its sole discretion, to refuse to recognize or to comply with any such claim or demand. In so refusing, the Trustee may elect not to exercise any Insolvency Exchange Right or Automatic Exchange Rights subject to such conflicting claims or demands and in so doing, the Trustee shall not be or become liable to any person on account of such election or its failure or refusal to comply with any such conflicting claims or demands. The Trustee shall be entitled to continue to refrain from acting and to refuse to act until:

(a) the rights of all adverse claimants with respect to the Insolvency Exchange Right or Automatic Exchange Rights subject to such conflicting claims or demands have been adjudicated by a final judgment of a court of competent jurisdiction; or

(b) all differences with respect to the Insolvency Exchange Right or Automatic Exchange Rights subject to such conflicting claims or demands have been conclusively settled by a valid written agreement binding on all such adverse claimants, and the Trustee shall have been furnished with an executed copy of such agreement. If the Trustee elects to recognize any claim or comply with any demand made by any such adverse claimant, it may in its discretion require such claimant to furnish such surety bond or other security satisfactory to the Trustee as it shall deem appropriate fully to indemnify it as between all conflicting claims or demands.

7.15 Acceptance of Trust. The Trustee hereby accepts the Trust created and provided for by and in this Agreement and agrees to perform the same upon the terms and conditions set forth herein and to hold all rights, privileges and benefits conferred hereby and by law in trust for the various persons who shall from time to time be Shareholders, subject to all the terms and conditions set forth herein.

7.16 Validity of Certificates. If at any time in the performance of its duties under this Agreement, it shall be necessary for the Trustee to receive, accept, act or rely upon any certificate, notice, request, waiver, consent, receipt, direction, affidavit or other paper, writing or document furnished to it and purporting to have been executed or issued by the Purchaser, the Parent or the Shareholders or their authorized officers or attorneys, the Trustee shall be entitled to rely and act upon the genuineness and authenticity of any such writing submitted to it. It shall not be necessary for the Trustee to ascertain whether or not the persons who have executed, signed or otherwise issued, authenticated or receipted such papers, writings or documents have authority to do so or that they are the same persons named therein or otherwise to pass upon any requirement of such papers, writing or documents that may be essential for their validity or effectiveness or upon the truth and acceptability of any information contained therein which the Trustee in good faith believes to be genuine

                                    ARTICLE 8

                                  COMPENSATION

8.1 Fees and Expenses of the Trustee. The Parent, Purchaser and the Shareholders jointly and severally agree to pay to the Trustee reasonable compensation for all of the services rendered by it under this Agreement and will reimburse the Trustee for all reasonable expenses and disbursements, including, without limitation, legal fees and expenses and the reasonable compensation and disbursements of all other advisors, agents and assistants not regularly in its employ and the cost and expense of any suit or litigation of any character and any proceedings before any governmental agency reasonably incurred by the Trustee in connection with its rights and duties under this Agreement; provided that the Parent and the Purchaser shall have no obligation to reimburse the Trustee for any expenses or disbursements paid, incurred or suffered by the Trustee in any suit or litigation in which the Trustee is determined to have acted fraudulently or in bad faith or with gross negligence or willful misconduct. The Trustee shall be obliged to provide only one account or invoice to the Parent from time to time during this Agreement in connection with any services rendered by it under this Agreement on behalf of any of the parties.

                                    ARTICLE 9

                   INDEMNIFICATION AND LIMITATION OF LIABILITY

9.1 Indemnification of the Trustee. The Parent, Purchaser and the Shareholders jointly and severally agree to indemnify and hold harmless the Trustee and each of its directors, officers, partners, employees and agents appointed and acting in accordance with this Agreement (collectively, the "Indemnified Parties") against all claims, losses, damages, costs, penalties, fines and reasonable expenses (including reasonable expenses of the Trustee's legal counsel) which, without fraud, gross negligence, willful misconduct or bad faith on the part of such Indemnified Party, may be paid, incurred or suffered by the Indemnified Party by reason of or as a result of the Trustee's acceptance or administration of the Trust, its compliance with its duties set forth in this Agreement, or any written or oral instructions delivered to the Trustee by the Parent or the Purchaser pursuant hereto. Subject to (ii), below, the Parent and the Purchaser shall be entitled to participate at their own expense in the defence and, if the Parent and the Purchaser so elect at any time after receipt of such notice, either of them may assume the defence of any suit brought to enforce any such claim. In the event the Parent and/or the Purchaser assume the defence of the Trustee, no settlement of any claim shall be entered into without the prior approval of the Trustee; and the Trustee shall have the right to re-assume the defence of any suit if the Parent or Purchaser fail to actively continue such defence so assumed. The Trustee shall have the right to employ separate counsel in any such suit and participate in the defence thereof but the fees and expenses of such counsel shall be at the expense of the Trustee unless: (i) the employment of such counsel has been authorized by the Parent or the Purchaser; or (ii) the named parties to any such suit include both the Trustee and the Parent; or (iii) the Purchaser and the Trustee shall have been advised by counsel acceptable to the Parent or the Purchaser that there may be one or more legal defences available to the Trustee which are different from or in addition to those available to the Parent or the Purchaser (in which case the Purchaser shall not have the right to assume the defence of such suit on behalf of the Trustee but shall be liable to pay the reasonable fees and expenses of counsel for the Trustee).

9.2 Limitation of Liability. The Trustee shall not be liable for any act or omission by it except where such act or omission occurs as a result of the Trustee's gross negligence or willful misconduct. The Trustee shall not be liable for any losses or damages due to the acts or omissions of third parties, including without limitation, the failure by the Parent and/or the Purchaser to comply with its obligations under this Agreement, as the case may be. Under no circumstances shall the Trustee be liable for any special, indirect or consequential losses or damages (including without limitation loss of profits and penalties) whether caused by the Trustee's negligence or that of its employees, agents or otherwise. The Trustee shall not be held liable for any loss which may occur by reason of depreciation of the value of any part of the Trust Estate or any loss incurred on any investment of funds pursuant to this Agreement except to the extent that such loss is attributable to the fraud, gross negligence, willful misconduct or bad faith on the part of the Trustee.

                                   ARTICLE 10

                                CHANGE OF TRUSTEE

10.1 Resignation. The Trustee, or any trustee hereafter appointed, may at any time resign by giving written notice of such resignation to the Parent and the Purchaser specifying the date on which it desires to resign, provided that such notice shall never be given less than thirty (30) days before such desired resignation date unless the Parent and the Purchaser otherwise agree and provided further that such resignation shall not take effect until the date of the appointment of a successor trustee and the acceptance of such appointment by the successor trustee. Upon receiving such notice of resignation, the Parent and the Purchaser shall promptly appoint a successor trustee by written instrument in duplicate, one copy of which shall be delivered to the resigning trustee and one copy to the successor trustee.

10.2 Removal. The Trustee, or any trustee hereafter appointed at any time on thirty (30) days' prior notice by written instrument executed by the Parent and the Purchaser, in duplicate, one copy of which shall be delivered to the trustee so removed and one copy to the successor trustee. Any successor trustee to be appointed upon the removal of the Trustee shall be appointed in accordance with the provisions as provided under Section 10.3 of this Agreement.

10.3 Successor Trustee. Any successor trustee appointed as provided under this Agreement shall execute, acknowledge and deliver to the Parent and the Purchaser and to its predecessor trustee an instrument accepting such appointment. Thereupon the resignation or removal of the predecessor trustee shall become effective and such successor trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, duties and obligations of its predecessor under this Agreement with like effect as if originally named as trustee in this Agreement. However, on the written request of the Parent and the Purchaser or of the successor trustee, the trustee ceasing to act shall, upon payment of any amounts then due it pursuant to the provisions of this Agreement, execute and deliver an instrument transferring to such successor trustee all of the rights and powers of the trustee so ceasing to act. Upon the request of any such successor trustee, the Parent and the Purchaser and such predecessor trustee shall execute any and all instruments in writing for more fully and certainly vesting in and confirming to such successor trustee all such rights and powers.

10.4 Notice of Successor Trustee. Upon acceptance of appointment by a successor trustee as provided herein the Parent and the Purchaser shall cause to be mailed notice of the succession of such trustee hereunder to each Shareholder at the address of such Shareholder shown on the register of Shareholders of Exchangeable Non-Voting Shares. If the Parent or the Purchaser shall fail to cause such notice to be mailed within ten (10) days after acceptance of appointment by the successor trustee, the successor trustee shall cause such notice to be mailed at the expense of the Parent and the Purchaser.

                                   ARTICLE 11

                              THE PARENT SUCCESSORS

11.1 Certain Requirements in Respect of Combination, etc. The Parent shall not enter into any transaction (whether by way of reconstruction, reorganization, consolidation, merger, transfer, sale, lease or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other person or, in the case of a merger, of the continuing corporation resulting therefrom unless:

(a) such other person or continuing corporation is a corporation (herein called the "Parent Successor") incorporated under the laws of any state of the United States or the laws of Canada or any province thereof; and

(b) the Parent Successor, by operation of law, becomes, without more, bound by the terms and provisions of this Agreement or, if not so bound, executes, prior to or contemporaneously with the consummation of such transaction a Agreement supplemental hereto and such other instruments (if any) as are satisfactory to the Trustee and in the opinion of legal counsel to the Trustee are necessary or advisable to evidence the assumption by the Parent Successor of liability for all moneys payable and property deliverable hereunder and the covenant of such Parent Successor to pay and deliver or cause to be delivered the same and its agreement to observe and perform all of the covenants and obligations of the Parent under this Agreement.

11.2 Vesting of Powers in Successor. Whenever the conditions of Section 11.1 hereof have been duly observed and performed, the Trustee, if required by
Section 11.1 hereof, the Parent Successor and the Purchaser shall execute and deliver the supplemental Agreement provided for in Article 12 and thereupon the Parent Successor shall possess and from time to time may exercise each and every right and power of the Parent under this Agreement in the name of the Parent or otherwise and any act or proceeding by any provision of this Agreement required to be done or performed by the board of directors of Parent or any officers of the Parent may be done and performed with like force and effect by the directors or officers of such the Parent Successor.

11.3 Wholly-Owned Subsidiaries. Nothing herein shall be construed as preventing the amalgamation, merger or sale of any wholly-owned subsidiary of the Parent with or into the Parent, the winding-up or merger of any wholly-owned subsidiary of the Parent with or into the Parent, or the winding-up, liquidation or dissolution of any wholly-owned subsidiary of the Parent, and nothing herein shall prohibit the Parent in any manner whatsoever from selling, transferring or otherwise disposing of any and all of the assets of the Parent including, without limitation, any and all of the assets of such subsidiary provided that all of the assets of such subsidiary are transferred to the Parent or another wholly-owned subsidiary of the Parent.

                                   ARTICLE 12

                  AMENDMENTS AND SUPPLEMENTAL TRUST AGREEMENTS

12.1 Amendments, Modifications, etc. This Agreement may not be amended or modified except by an agreement in writing executed by the Purchaser, the Parent and the Shareholders in accordance with section 27.10 of the Exchangeable Share Provisions.

12.2 Meeting to Consider Amendments. The Purchaser, at the request of the Parent shall call a meeting or meetings of the Shareholders for the purpose of considering any proposed amendment or modification requiring approval pursuant hereto. Any such meeting or meetings shall be called and held in accordance with the by-laws of the Purchaser, the Exchangeable Share Provisions and all applicable laws.

12.3 Changes in Capital of Parent or the Purchaser. At all times after the occurrence of any event effected pursuant to section 2.7 or 2.8 of the Support Agreement, as a result of which either Parent Common Shares or the Exchangeable Non-Voting Shares or both are in any way changed, this Agreement shall forthwith be amended and modified as necessary in order that it shall apply with full force and effect, mutatis mutandis, to all new securities into which Parent Common Shares or the Exchangeable Non-Voting Shares or both are so changed and the parties hereto shall execute and deliver a supplemental
Agreement giving effect to and evidencing such necessary amendments and modifications.

12.4 Execution of Supplemental Agreements. No amendment to or modification or waiver of any of the provisions of this Agreement otherwise than as permitted hereunder shall be effective unless made in writing and signed by all of the parties hereto. From time to time the parties may, subject to the provisions of these presents, and they shall, when so directed by these presents, execute and deliver by their proper officers, Agreements or other instruments supplemental hereto, which thereafter shall form part hereof, for any one or more of the following purposes:

(a) evidencing the succession of Parent Successors to the Parent and the covenants of and obligations assumed by each such Parent Successor in accordance with the provisions of Article 11 and the successor of any successor trustee in accordance with the provisions of Article 10;

(b) making any additions to, deletions from or alterations of the provisions of this Agreement or the Insolvency Exchange Right or the Automatic Exchange Rights which, in the opinion of the Parent and its counsel, will not be prejudicial to the interests of the Shareholders as a whole or are in the opinion of counsel to the Parent necessary or advisable in order to incorporate, reflect or comply with any legislation the provisions of which apply to the parties or this Agreement; and

(c) for any other purposes not inconsistent with the provisions of this Agreement, including without limitation to make or evidence any amendment or modification to this Agreement as contemplated hereby, provided that, in the opinion of the Parent and its counsel, the rights of the Trustee and the Shareholders as a whole will not be prejudiced thereby.


                                   ARTICLE 13

                                   TERMINATION

13.1 Term. The Trust created by this Agreement shall continue until the earliest to occur of the following events:

(a)  no outstanding Exchangeable Non-Voting Shares are held by any Shareholder;

(b) each of the Purchaser and the Parent acts in writing to terminate the Trust and such termination is approved by the Shareholders of the Exchangeable Non-Voting Shares in accordance with section 27.10 of the Exchangeable Share Provisions; and

(c)  December 31, 2098.

13.2 Survival of Agreement. Subject to the provisions of Section 13.1(b) hereof, this Agreement shall survive any termination of the Trust and shall continue until there are no Exchangeable Non-Voting Shares outstanding held by any Shareholder; and for clarity, that the provisions of Articles 8 and 9 shall survive any such termination of the Trust or this Agreement.

                                   ARTICLE 14

                                     GENERAL

14.1 Severability. If any provision of this Agreement is held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remainder of this Agreement shall not in any way be affected or impaired thereby and the agreement shall be carried out as nearly as possible in accordance with its original terms and conditions.

14.2 Inurement. This Agreement shall be binding upon and endure to the benefit of the parties hereto and their respective successors and permitted assigns and to the benefit of the Shareholders.

14.3 Notices to Parties. All notices and other communications between the parties hereunder shall be in writing and shall be deemed to have been given if delivered personally or by confirmed facsimile to the parties at the following addresses (or at such other address for such party as shall be specified in like notice):


     if to the Parent or the Purchaser:

     1010- 789 West Pender St. Vancouver B.C. V6C 1H2


     if to the Trustee at:

     3rd floor, 7 East Lancaster Avenue, Ardmore,
     Pennsylvania 19003-2318
     Attention: Jonathan Miller
     Fax: 610/649-7302


Any notice or other communication given personally shall be deemed to have been given and received upon delivery thereof and if given by telecopy shall be deemed to have been given and received on the date of receipt thereof unless such day is not a Business Day in which case it shall be deemed to have been given and received upon the immediately following Business Day.

14.4 Notice of Shareholders. Any and all notices to be given and any documents to be sent to any Shareholders may be given or sent to the address of such Shareholder shown on the register of Shareholders in any manner permitted by the by-laws of the Purchaser from time to time in force in respect of notices to shareholders and shall be deemed to be received (if given or sent in such manner) at the time specified in such by-laws, the provisions of which by-laws shall apply mutatis mutandis to notices or documents as aforesaid sent to such Shareholders.

14.5 Risk of Payments by Mail. Whenever payments are to be made or documents are to be sent to any Shareholder by the Trustee or by the Purchaser, or by such Shareholder to the Trustee or to the Parent or the Purchaser, the making of such payment or sending of such document sent through the mail shall be at the risk of the Purchaser, in the case of payments made or documents sent by the Trustee or the Purchaser, and the Shareholder, in the case of payments made or documents sent by the Shareholder.

14.6 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

14.7 Jurisdiction. This Agreement shall be construed and enforced in accordance with the laws of the State of Pennsylvania and the laws of the United States applicable therein, except insofar as it relates to internal governance of the Purchaser, which is to be construed and enforced in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

14.8 Attornment. The Parent and the Purchaser each agree that any action or proceeding arising out of or relating to this Agreement may be instituted in the courts of the State of Pennsylvania, each waives any objection which it may have now or hereafter to the venue of any such action or proceeding, irrevocably submits to the non-exclusive jurisdiction of the said courts in any such action or proceeding, agrees to be bound by any judgment of the said courts and not to seek, and hereby waives, any review of the merits of any such judgment by the courts of any other jurisdiction.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

I-TECH HOLDINGS GROUP, INC.

By:       "/S/ MARCUS NEW"
   ----------------------------

Name:     MARCUS NEW
     --------------------------

Title:    CEO/DIRECTOR
      -------------------------

579818 B.C. LTD.

By:       "/S/MARCUS NEW"
   ----------------------------

Name:     MARCUS NEW
     --------------------------

Title:    CEO DIRECTOR
      -------------------------


STOCKTRANS, INC.

By:       "/S/JONATHON MILLER"
   ----------------------------

Name:     JONATHON MILLER
     --------------------------

Title:    PRESIDENT
      -------------------------

                                  SCHEDULE "C"

                            CORPORATION'S FINANCIALS



                            STOCK RESEARCH GROUP INC.

                              FINANCIAL STATEMENTS

                                DECEMBER 31, 1998

                              (IN CANADIAN DOLLARS)

                                AUDITORS' REPORT


To the Shareholders of
Stock Research Group Inc.


We have audited the balance sheet of Stock Research Group Inc. as at December 31, 1998 and the statements of income and retained earnings (deficit) and changes in financial position for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1998 and the results of its operations and changes in its financial position for the year then ended in accordance with generally accepted accounting principles.

(See Note 8.)

                                   "DALE, MATHESON, CARR-HILTON"


Vancouver, B.C.
February 23, 1998 CHARTERED ACCOUNTANTS

                            STOCK RESEARCH GROUP INC.

                        BALANCE SHEET - DECEMBER 31, 1998

                              (IN CANADIAN DOLLARS)



                                                            1998          1997
                                                         ---------     ---------
                                                               (Unaudited)
                                                                 (Note 8)

               ASSETS

CURRENT ASSETS

Cash                                                     $    --       $  45,325
Accounts receivable                                        151,241       177,200
Income tax recoverable                                      51,614          --
Prepaid expenses                                             5,782         9,102
Housing loan - current portion (Note 3)                      1,200         1,200
Marketable securities (Note 5)                               2,000        40,006
                                                           211,837       272,833

HOUSING LOAN (Note 3)                                       26,400        27,600

DUE FROM 581464 B.C. LTD                                      --          56,000

CAPITAL ASSETS (Note 2)                                     79,817        77,395

INCORPORATION COSTS                                            300           300
                                                         ---------     ---------
                                                           318,354       434,128



APPROVED BY THE DIRECTORS:

"Marcus New"                       Director


"Craig Faulkner"                   Director

                           - See Accompanying Notes -

                            STOCK RESEARCH GROUP INC.

                        BALANCE SHEET - DECEMBER 31, 1998

                              (IN CANADIAN DOLLARS)


                                                            1998          1997
                                                         ----------    ---------
                                                               (Unaudited)
                                                                 (Note 8)

         LIABILITIES

CURRENT LIABILITIES

Bank line of credit (Note 6)                             $  116,050    $    --
Accounts payable and accrued liabilities (Note 9)           103,383       49,285
Deferred revenue                                             63,825      116,750
Income taxes payable                                           --            285
Current portion of long-term debt (Note 6)                   20,230       20,447
                                                            303,488      186,767

LONG-TERM DEBT (Note 6)                                      31,061       51,891

SHAREHOLDER LOANS (Note 3)                                   18,471        8,658
                                                         ----------    ---------
                                                            353,020      247,316

         SHAREHOLDERS' EQUITY (DEFICIENCY)

SHARE CAPITAL (Note 4)                                          134          134

RETAINED EARNINGS                                           (34,800)     186,678
                                                         ----------    ---------
                                                            (34,666)     186,812


                                                            318,354      434,128




                           - See Accompanying Notes -

                            STOCK RESEARCH GROUP INC.

               STATEMENT OF INCOME AND RETAINED EARNINGS (DEFICIT)

                          YEAR ENDED DECEMBER 31, 1998

                              (IN CANADIAN DOLLARS)


                                                               1998          1997
                                                           -----------   -----------
                                                                  (Unaudited)
                                                                    (Note 8)

               REVENUE

Internet services                                          $ 1,204,994   $ 1,043,298
Other                                                           66,900       297,315
                                                           -----------   -----------
                                                             1,271,894     1,340,613

               EXPENSES

Accounting and legal                                            34,042        17,766
Administration                                                 187,941       165,234
Advertising, selling and promotion                             213,310       172,402
Amortization                                                    24,860        18,860
Bad debts                                                       86,670       115,518
Bank charges and interest                                       11,586         5,312
Production and website                                         112,001       125,646
Wages, sales commissions and contract services                 810,401       585,130
                                                             1,480,811     1,205,868

INCOME (LOSS) BEFORE OTHER ITEMS                              (208,917)      134,745

               OTHER ITEMS

Write down of marketable securities and advances (Note 5)      (34,454)         --
Loan loss provision                                            (36,568)         --
Gain on sale of marketable securities                            7,479         3,896
                                                           -----------   -----------
                                                               (63,543)        3,896

INCOME (LOSS) BEFORE INCOME TAXES                             (272,460)      138,641

INCOME TAX PROVISION (RECOVERY)                                (51,614)       31,614

NET INCOME (LOSS)                                             (220,846)      107,027

RETAINED EARNINGS,  beginning of year                          186,046        79,019

RETAINED EARNINGS (DEFICIT), end of year                       (34,800)      186,046





                           - See Accompanying Notes -

                            STOCK RESEARCH GROUP INC.

                   STATEMENT OF CHANGES IN FINANCIAL POSITION

                          YEAR ENDED DECEMBER 31, 1998

                              (IN CANADIAN DOLLARS)



                                                            1998          1997
                                                         ---------    ---------
                                                               (Unaudited)
                                                                 (Note 8)

               CASH PROVIDED BY (USED FOR)
               OPERATING ACTIVITIES

Net (loss) income                                        $(220,846)   $ 107,027
Add (deduct) non-cash item:
  Write down of marketable securities                       34,454         --
  Amortization                                              24,860       18,860
                                                          (161,532)     125,887
 Net changes in other non-cash operating accounts
  Accounts receivable                                       25,959     (122,714)
  Marketable securities                                      2,920      (32,535)
  Prepaid expenses                                           3,320       (7,129)
  Accounts payable                                          54,098       22,096
  Deferred revenue                                         (52,925)      76,775
  Income taxes payable/recoverable                         (51,899)     (28,633)
                                                         ---------    ---------
                                                          (180,059)      33,747

               FINANCING ACTIVITIES

Advances from shareholders                                   9,813        5,856
Long-term debt                                             (21,047)      72,338
Housing loan                                                 1,200        1,200
                                                         ---------    ---------
                                                           (10,034)      79,394

               INVESTING ACTIVITIES

Due to (from) 518464 B.C. Ltd.                              56,000      (56,000)
Purchase of capital assets                                 (27,282)     (56,767)
                                                            28,718     (112,767)


INCREASE (DECREASE) IN CASH                               (161,375)         374


CASH, beginning of year                                     45,325       44,951


CASH DEFICIENCY, end of year                              (116,050)      45,325







                           - See Accompanying Notes -

                            STOCK RESEARCH GROUP INC.

                          NOTES TO FINANCIAL STATEMENTS

                          YEAR ENDED DECEMBER 31, 1998

                              (IN CANADIAN DOLLARS)




1.   SIGNIFICANT ACCOUNTING POLICIES


a)   Amortization

Amortization is provided at the following annual rates. (Except in the year of purchase in which the Company uses 1/2 the normal rate):

     Computer equipment                 30% Declining balance
     Office furniture and equipment     20% Declining balance
     Leasehold improvements             20% Straight line

b)   Financial instruments

The Company's financial instruments consist of accounts receivable, marketable securities, shareholder and associated company loans, the fair value of which approximates their carrying value.

c)   Deferred revenue

Deferred revenue consists of deposits paid in advance for future services. The company typically receives deposits for 6 months to 12 months in respect of future services.

d)   Measurement uncertainty

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of assets, useful lives for depreciation and amortization and income taxes. Financial results as determined by actual events could differ from those estimates.

e)   Risk management

The Company deals with numerous customers and is not exposed to concentrations of credit or foreign exchange risk.

The Company is in the process of converting its internal software and data management systems to be year 2000 compliant. Management does not anticipate significant cost or down time resulting from the year 2000 issue.

                            STOCK RESEARCH GROUP INC.

                          NOTES TO FINANCIAL STATEMENTS

                          YEAR ENDED DECEMBER 31, 1998

                              (IN CANADIAN DOLLARS)




1.   SIGNIFICANT ACCOUNTING POLICIES CONT'D


e)   Risk management - Cont'd

The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

f)   Foreign exchange

Balance sheet items denominated in U.S. dollars are translated into Canadian dollars at exchange rates prevailing at the balance sheet date for monetary items and at exchange rates in effect at the transaction date for non-monetary items.

Realized gains and losses from foreign currency transactions are charged to income in the year.

g)   Research and development costs

The company expenses all market research and product development costs as incurred.



2.   CAPITAL ASSETS


                                           1998                     1997
                                                    (Unaudited)
                                                     (Note 8)

                                               Accumulated
                                   Cost       Amortization      Net        Net
                                -----------   ------------   --------   --------

Computer equipment               $103,890      $ 43,386      $ 60,504   $ 57,988
Office furniture and equipment     27,985         9,167        18,818     19,407
Leasehold improvements                550            55           495       --
                                -----------   ------------   --------   --------
                                  132,425        52,608        79,817     77,395

(Note 6)

                            STOCK RESEARCH GROUP INC.

                          NOTES TO FINANCIAL STATEMENTS

                          YEAR ENDED DECEMBER 31, 1998

                              (IN CANADIAN DOLLARS)




3.   SHAREHOLDER LOANS


Shareholder loans are non-interest bearing and have no fixed terms of repayment.

The housing loan to an officer/employee who is a significant shareholder is repayable with interest at current interest rates over 25 years.


4.   SHARE CAPITAL

Authorized 100,000,000 Class A voting common shares, without par value

                                                         1998     1997
                                                           $        $
                                                         -----    -----
Issued 3,660,000 Common shares                           $ 134    $ 134

During the year the company split its authorized and issued share capital 18,300 for 1. Authorized capital was then increased to 100,000,000 shares.

(See Note 10.)



5.   MARKETABLE SECURITIES


Marketable securities are recorded at lower of cost or market value.

                                                            1998
                                                         ---------

Cost                                                     $  36,454
Market                                                       2,000
Write-down to market                                        34,454

                            STOCK RESEARCH GROUP INC.

                          NOTES TO FINANCIAL STATEMENTS

                          YEAR ENDED DECEMBER 31, 1998

                              (IN CANADIAN DOLLARS)




6.   LONG-TERM DEBT


                                                               1998       1997
                                                                 $          $
                                                             --------   --------
                                                                 (Unaudited)
                                                                   (Note 8)
Long-term debt consists of two loans from C.I.B.C
of $46,976 and $25,362 each bearing interest at prime
plus 1%                                                      $ 51,291   $ 72,338

Less: current portion                                          20,230     20,447
                                                             --------   --------
                                                               31,061     51,891

Loan 1 - Repayable on demand, with monthly payments of $915 including interest due November 30, 2002.

Loan 2 - Special term loan secured by a general security agreement on all assets of the company, certain equipment and accounts receivable. The loan is repayable at $1,183 per month including interest.

Estimated principal payments required in each of the next five years are:

     1999                  $20,370
     2000                   10,031
     2001                    9,603
     2002                   10,349
     2003                    1,078

The security in Loan 2 above includes the company's line of credit.



7.   LEASE COMMITMENTS


The Company has entered into lease commitments for office premises. The lease commitments and expiry dates due as follows:

                                                        Estimated
Lease                        Lease                       Annual
  #                          Expiry                     Payments
-----                        ------                     ---------
1 - Calgary                July, 2000                    $17,050
2 - Vancouver              January, 2000                  52,413
3 - Vancouver              January, 2002                  67,680
4 - Toronto                March, 1999                    13,012

                            STOCK RESEARCH GROUP INC.

                          NOTES TO FINANCIAL STATEMENTS

                          YEAR ENDED DECEMBER 31, 1998

                              (IN CANADIAN DOLLARS)


7.   LEASE COMMITMENTS - CONT'D


Annual estimated lease commitments:

1999                       $140,396
2000                         80,573
2001                         67,680
2002                          5,640



8.   COMPARATIVE FIGURES


The 1997 comparative figures are unaudited and no audit opinion is expressed thereon. The 1997 financial statements were subject to a review engagement report which was issued by the current auditors on April 8, 1998 without qualification.

Certain of the 1997 comparative figures have been reclassified to conform with current presentation.


9.   RELATED PARTY TRANSACTION


i) By agreement dated August 1, 1999, the company contracted with a previously unrelated company for the provision of comprehensive operational management services. The contract extends for five years and provides for monthly payments of $12,500. The contract includes various termination and renewal clauses. The company can terminate the contract without cause upon thirty days written notice and payment of one year's contract fees.

ii) Included in accounts payable is an amount of $11,192 due to the contracted company.


10.  SUBSEQUENT EVENTS


i) Subsequent to the year end, the company issued 240,000 shares from treasury at a price of $2.50 per share for total proceeds of $600,000.

ii) By agreement in February 1999, the company (S.R.G.) intends to enter into a series of transactions whereby 3,900,000 issued and outstanding shares of S.R.G. will be exchanged for 3,900,000 shares of a Canadian subsidiary of a U.S. N.A.S.D. Bulletin Board listed company.

                            STOCK RESEARCH GROUP INC.

                          NOTES TO FINANCIAL STATEMENTS

                          YEAR ENDED DECEMBER 31, 1998

                              (IN CANADIAN DOLLARS)



10.  SUBSEQUENT EVENTS


ii)  Cont'd

The exchanged shares will be convertible into shares of the U.S. parent company. The transaction, upon completion, will constitute a reverse takeover for accounting purposes. Under reverse takeover accounting S.R.G. is deemed to be the continuing entity and parent company. The assets, liabilities and operations of S.R.G. are accounted for at historical cost and the number of shares outstanding of the public company, after the transaction, will become the outstanding share capital of the combined entity.

The share exchange and completion of the transaction is subject to regulatory and shareholder approval. Documentation for the approval was in process at February 23, 1999 but was not completed.

                                  SCHEDULE "D"

                               PARENT'S FINANCIALS





                  THE FINANCIALS SETTLEMENTS OF THE PARENT ARE
       REFERENCE IN THE 10KSB FILING OF THE PARENT DATED JANUARY 22, 1999.

SCHEDULE "E"

CORPORATION PERMITTED LIENS

                                       Nil

                                  SCHEDULE "F"

                 INTELLECTUAL PROPERTY RIGHTS OF THE CORPORATION

        List of Stockgroup's Registered Domain Names as of March 5, 1999


Albertaoil.com                          Stockgroupmail.com
Americanstocks.com                      Stockletter.com
Area-play.com                           Stockradio.com
Asestocks.com                           Technologystocks.net
Asia-stocks.com                         thestockyards.com
Biostocks.com                           Tsestocks.com
CDNstocks.com                           VSEstocks.com
Computerstocks.com                      Zippynews.com
Diamondplay.com
Europeanreport.com
Europeanstocks.com
Exectoys.com
Exectoys.net
Gas-pipeline.com
Insidoil.com
Investmentshows.com
Investormarketplace.com
Investx.com
IPO-stocks.com
Junior-miner.com
Large-caps.com
Londonexchange.com
Medstocks.com
Microcap500.com
Miningnet.com
Miningnet.com
Mining-stocks.com
Newshotline.com
Nikkeiexchange.com
NYSEstocks.com
Oil-gusher.com
Oilplay.com
Oilstocks.com
OTC-BB. com
OTCBBstocks.com
Planetstocks.com
Smallcapshows.com
Smallcapshow.com
Stockgossip.com

                                  SCHEDULE "G"

            PROVISIONS ATTACHING TO EXCHANGEABLE NON-VOTING SHARES OF
                      579818 B.C. LTD. (the "Corporation")

The Exchangeable Non-Voting Shares in the capital of the Corporation shall have the following rights, privileges, restrictions and conditions:

                                    ARTICLE 1
                                 INTERPRETATION

1.1  For the purposes of these share provisions:

"Affiliate" of any person means any other person directly or indirectly controlled by, or under common control of, that person. For the purposes of this definition, "control" (including, with correlative meanings, the terms "controlled by" and "under common control of"), as applied to any person, means the possession by another person, directly or indirectly, of the power to direct or cause the direction of the management and policies of that first mentioned person, whether through the ownership of voting securities, by contract or otherwise.

"Automatic Redemption Date" means the date for the automatic redemption by the Corporation of Exchangeable Non-Voting Shares pursuant to Article 7 of these share provisions, which date shall be the twenty-fifth anniversary of the Closing Date unless (a) such date shall be extended at anytime or from time to time to a specified later date by the board of directors or (b) such date shall be accelerated at any time to a specified earlier date by the board of directors if at such time there are less than 200 Exchangeable Non-Voting Shares outstanding (other than Exchangeable Non-Voting Shares held by the Parent and its Affiliates and as such number of shares may be adjusted as deemed appropriate by the board of directors to give effect to any subdivision or consolidation of or stock dividend on the Exchangeable Non-Voting Shares, any issue or distribution of rights to acquire Exchangeable Non-Voting Shares or securities exchangeable for or convertible into Exchangeable Non-Voting Shares, any issue or distribution of other securities or rights or evidences of indebtedness or assets, or any other capital reorganization or other transaction affecting the Exchangeable Non-Voting Shares), in each case upon at least sixty
(60) days' prior written notice of any such extension or acceleration, as the case may be, to the registered holders of the Exchangeable Non-Voting Shares, in which case the Automatic Redemption Date shall be such later or earlier date.

"Automatic Redemption" has the meaning ascribed thereto in Section 7.1 of these share provisions.

"Board of directors" means the board of directors of the Corporation.

"Business Day" means any day other than a Saturday, a Sunday or a day when banks are not open for business in either or both of New York, New York and Vancouver, British Columbia.

"CABC" means the Company Act, British Columbia.

"Canadian Dollar Equivalent" means in respect of an amount expressed in a foreign currency (the "Foreign Currency Amount") at any date the product obtained by multiplying (a) the Foreign Currency Amount by (b) the exchange rate on such date for such foreign currency expressed in Canadian dollars as reported in The Wall Street Journal under "Currency Trading; Exchange Rates, or, in the event such exchange rate is not available, such exchange rate on such date for such foreign currency expressed in Canadian dollars as may be deemed by the board of directors to be appropriate for such purpose.

"Closing Date" means the date of issuance of the Exchangeable Non-Voting Shares.

"Common Shares" means the voting common shares of the Corporation.

"Corporation" means 579818 B.C. Ltd., a corporation formed under the laws of British Columbia.

"Current Market Price" means, in respect of a Parent Common Share on any date, the Canadian Dollar Equivalent of the closing price of the Parent Common Shares on such stock exchange or automated quotation system on which the Parent Common Shares are listed or quoted, as the case may be, as may be selected by the board of directors for such purpose; provided, however, that if there is no public distribution or trading activity of the Parent Common Shares during such period, then the Current Market Price of a Parent Common Share shall be determined by the board of directors based upon the advice of such qualified independent financial advisors as the board of directors may deem to be appropriate, and provided further that any such selection, opinion or determination by the board of directors shall be conclusive and binding.

"Exchangeable Non-Voting Shares" mean the Class "A" exchangeable, non-voting, participating common shares without par value in the capital of the Corporation having the rights, privileges, restrictions and conditions set forth herein.

"Exchange and Voting Agreement" means the Exchange and Voting Agreement among the Corporation, the Parent and the Trustee.

"Liquidation Amount" has the meaning ascribed thereto in Section 5.1 of these share provisions.

"Liquidation Date" has the meaning ascribed thereto in Section 5.1 of these share provisions.

"Parent", means I-Tech Holdings, Inc., a corporation organized and existing under the laws of the State of Colorado, and any successor corporation.

"Parent Common Shares" mean the shares of common stock of the Parent without par value having voting rights of one vote per share, and any other securities into which such shares may be changed.

"Parent Dividend Declaration Date" means the date on which the board of directors of the Parent declares any dividend on the Parent Common Shares.

"Purchase Price" has the meaning ascribed thereto in Section 6.3 of these share provisions.

"Redemption Price" has the meaning ascribed thereto in Section 7.1 of these share provisions.

"Retracted Shares" has the meaning ascribed thereto in Section 6.1(a) of these share provisions.

"Retraction Date" has the meaning ascribed thereto in Section 6.1(b) of these share provisions.

"Retraction Price" has the meaning ascribed thereto in Section 6.1 of these share provisions.

"Retraction Request" has the meaning ascribed thereto in Section 6.1 of these share provisions.

"Support Agreement" means the Support Agreement between the Parent and the Corporation.

"Trustee" means the person appointed as Trustee under the Exchange and Voting Agreement.

                                    ARTICLE 2
                    RANKING OF EXCHANGEABLE NON-VOTING SHARES

2.1 The Exchangeable Non-Voting Shares shall be entitled to a preference over the Common Shares and any other shares ranking junior to the Exchangeable Non-Voting Shares with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs.

                                    ARTICLE 3
                                    DIVIDENDS

3.1 A holder of a Exchangeable Non-Voting Share shall be entitled to receive and the board of directors shall, subject to applicable law, on each Parent Dividend Declaration Date, declare a dividend on each Exchangeable Non-Voting Share (a) in the case of a cash dividend declared on the Parent Common Shares, in an amount in cash for each Exchangeable Non-Voting Share equal to the Canadian Dollar Equivalent on the Parent Dividend Declaration Date of the cash dividend declared on each Parent Common Share, (b) in the case of a stock dividend declared on the Parent Common Shares to be paid on the Parent Common Shares, in such number of Exchangeable Non-Voting Shares for each Exchangeable Non-Voting Share as is equal to the number of the Parent Common Shares to be paid on each Parent Common Share or (c) in the case of a dividend declared on the Parent Common Shares in property other than cash or the Parent Common Shares, in such type and amount of property for each Exchangeable Non-Voting Share as is the same as or economically equivalent to (to be determined by the board of directors as contemplated by section 2.7 of the Support Agreement) the type and amount of property declared as a dividend on each Parent Common Share. Such dividends shall be paid out of money, assets or property of the Corporation properly applicable to the payment of dividends, or out of authorized but unissued shares of the Corporation.

3.2 Checks of the Corporation payable at any branch of the bankers of the Corporation shall be issued in respect of any cash dividends contemplated by
Section 3.1(a) hereof and the sending of such a check to each holder of a Exchangeable Non-Voting Share shall satisfy the cash dividend represented thereby unless the check is not paid on presentation. Certificates registered in the name of the registered holder of Exchangeable Non-Voting Shares shall be issued or transferred in respect of any stock dividends contemplated by Section 3.1(b) hereof and the sending of such a certificate to each holder of a Exchangeable Non-Voting Share shall satisfy the stock dividend represented thereby. Such other type and amount of property in respect of any dividends contemplated by Section 3.1(c) hereof shall be issued, distributed or transferred by the Corporation in such manner as it shall determine and the issuance, distribution or transfer thereof by the Corporation to each holder of a Exchangeable Non-Voting Share shall satisfy the dividend represented thereby. No holder of a Exchangeable Non-Voting Share shall be entitled to recover by action or other legal process against the Corporation any dividend that is represented by a check that has not been duly presented to the Corporation's bankers for payment or that otherwise remains unclaimed for a period of six (6) years from the date on which such dividend was payable.

3.3 The record date for the determination of the holders of Exchangeable Non-Voting Shares entitled to receive payment of, and the payment date for, any dividend declared on the Exchangeable Non-Voting Shares under Section 3.1 hereof shall be the same dates as the record date and payment date, respectively, for the corresponding dividend declared on the Parent Common Shares.

3.4 If on any payment date for any dividends declared on the Exchangeable Non-Voting Shares under Section 3.1 hereof the dividends are not paid in full on all of the Exchangeable Non-Voting Shares then outstanding, any such dividends that remain unpaid shall be paid on a subsequent date or dates determined by the board of directors on which the Corporation shall have sufficient moneys, assets or property properly applicable to the payment of such dividends.

                                    ARTICLE 4
                              CERTAIN RESTRICTIONS

4.1 So long as any of the Exchangeable Non-Voting Shares are outstanding, the Corporation shall not at any time without, but may at any time with, the approval of the holders of the Exchangeable Non-Voting Shares given as specified in Section 10.2 of these share provisions:

(a) pay any dividends on the Common Shares or any other shares ranking junior to the Exchangeable Non-Voting Shares, other than stock dividends payable in Common Shares or any such other shares ranking junior to the Exchangeable Non-Voting Shares, as the case may be;

(b) redeem, or purchase or make any capital distribution in respect of Common Shares or any other shares ranking junior to the Exchangeable Non-Voting Shares;

(c) redeem or purchase any other shares of the Corporation ranking equally with the Exchangeable Non-Voting Shares with respect to the payment of dividends or on any liquidation distribution; or

(d) except as provided in Section 3.1 of these share provisions, issue any Exchangeable Non-Voting Shares or any other shares of the Corporation ranking equally with or superior to, the Exchangeable Non-Voting Shares with respect to the payment of dividends or on any liquidation distribution, by way of stock dividends to the holders of such Exchangeable Non-Voting Shares or as contemplated by the Support Agreement.

The restrictions in Sections 4.1(a), 4.1(b) and 4.1(c) above shall not apply if all dividends on the outstanding Exchangeable Non-Voting Shares corresponding to dividends declared following the initial date of issue of Exchangeable Non-Voting Shares on the Parent Common Shares shall have been declared on the Exchangeable Non-Voting Shares and paid in full.

                                    ARTICLE 5
                           DISTRIBUTION ON LIQUIDATION

5.1 In the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, a holder of Exchangeable Non-Voting Shares shall be entitled, subject to applicable law, to receive from the assets of the Corporation in respect of each Exchangeable Non-Voting Share held by such holder on the effective date (the "Liquidation Date") of such liquidation, dissolution or winding-up, before any distribution of any part of the assets of the Corporation among the holders of the Common Shares or any other shares ranking junior to the Exchangeable Non-Voting Shares, an amount per share (the "Liquidation Amount") equal to the greater of:

(a) the sum of (i) the Current Market Price of a Parent Common Share on the last Business Day prior to the Liquidation Date, which shall be satisfied in full by the Corporation causing to be delivered to such holder one Parent Common Share, plus (ii) an additional amount equivalent to the full amount of a unpaid dividends on each such Exchangeable Non-Voting Share and all dividends declared on the Parent Common Shares which have not been declared on such Exchangeable Non-Voting Shares in accordance with Section 3.1 of these share provisions, provided that if the record date for any such declared and unpaid dividends occurs on or after the Liquidation Date it shall not include such additional amount equivalent to such dividends, and

(b) the quotient of (x) the product of (i) ten percent (10%) of the fair market value of the Corporation on the last Business Day prior to the Liquidation Date and (ii) the ratio of (A) the number of Exchangeable Non-Voting Shares outstanding on the Liquidation Date (exclusive of Exchangeable Non-Voting Shares held by the Parent or its affiliates) to (B) the sum of (I) the number of Exchangeable Non-Voting Shares outstanding on the Closing Date and (II) the number of Exchangeable Non-Voting Shares issued as stock dividends, divided by (y) the number of Exchangeable Non-Voting Shares outstanding on the Liquidation Date (exclusive of Exchangeable Non-Voting Shares held by the Parent or its Affiliates).

5.2 On or promptly after the Liquidation Date, the Corporation shall cause to be delivered to the holders of the Exchangeable Non-Voting Shares the Liquidation Amount less any tax required to be deducted and withheld therefrom by the Corporation, upon presentation and surrender of the certificates representing such Exchangeable Non-Voting Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Non-Voting Shares under the CABC and the articles of the Corporation and such additional documents and instruments as the Corporation may reasonably require, at any office and in any manner whatsoever as may be specified by the Corporation by notice to the holders of the Exchangeable Non-Voting Shares. Payment of the total Liquidation Amount for such Exchangeable Non-Voting Shares shall be made by the Corporation, or on behalf of the Corporation by an authorized agent, by delivery to each holder, at the address of the holder recorded in the securities register of the Corporation for the Exchangeable Non-Voting Shares or by holding for pick up by the holder at any office as may be specified by the Corporation by notice to the holders of Exchangeable Non-Voting Shares, and the consideration payable to each holder therefor shall be the greater of:

(a) the product of the Liquidation Amount set forth in Section 5.1(a) and the number of Exchangeable Non-Voting Shares then held by such holder, with the certificates representing the Parent Common Shares to be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim, encumbrance, security interest or adverse claim and a check of the Corporation payable at par at any branch of the bankers of the Corporation in respect of the amount equivalent to the full amount of all declared and unpaid dividends or partial shares comprising part of the total Liquidation Amount on such shares less any tax required to be deducted and withheld therefrom by the Corporation; or

(b) the product of the Liquidation Amount set forth in Section 5.1(b), and the number of Exchangeable Non-Voting Shares then held by such holder, with a check of the Corporation payable at par at any branch of the bankers of the Corporation to be issued less any tax required to be deducted and withheld therefrom by the Corporation.

On and after the Liquidation Date, the holders of the Exchangeable Non-Voting Shares shall cease to be holders of such Exchangeable Non-Voting Shares and shall not be entitled to exercise any of the rights of holders in respect thereof, other than the right to receive their proportionate part of the total Liquidation Amount unless payment of the total Liquidation Amount for such Exchangeable Non-Voting Shares shall not be made upon presentation and surrender of share certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected until the total Liquidation Amount has been paid in the manner hereinbefore provided. The Corporation shall have the right at any time on or after the Liquidation Date to deposit or cause to be deposited the total Liquidation Amount in respect of the Exchangeable Non-Voting Shares represented by certificates that have not at the Liquidation Date been surrendered by the holders thereof with an authorized agent of the Corporation including, without limitation, any chartered bank or trust company in Canada. Upon such deposit being made, the rights of the holders of Exchangeable Non-Voting Shares after such deposit shall be limited to receiving their proportionate part of the total Liquidation Amount so deposited (less any tax required to be deducted and withheld therefrom) without interest for such Exchangeable Non-Voting Shares against presentation and surrender of the said certificates held by them, respectively in accordance with the foregoing provisions. In the event such payment or deposit of the total Liquidation Amount is made pursuant to the provisions of this Section 5.2, the holders of the Exchangeable Non-Voting Shares shall thereafter be considered and deemed for all purposes to be the holders of the Parent Common Shares delivered to them. To the extent that the amount of tax required to be deducted or withheld from any payment to a holder of Exchangeable Non-Voting Shares exceeds the cash portion of such payment, the Corporation is hereby authorized to sell or otherwise dispose of at fair market value such portion of the property then payable to the holder as is necessary to provide sufficient funds to the Corporation in order to enable it to comply with such deduction or withholding requirement and the Corporation shall give an accounting to the holder with respect thereto and any balance of such proceeds of sale.

5.3 After the Corporation has satisfied its obligations to pay the holders of the Exchangeable Non-Voting Shares the Liquidation Amount per Exchangeable Non-Voting Share pursuant to Section 5.1 of these share provisions, such holders shall not be entitled to share in any further distribution of the assets of the Corporation.

                                    ARTICLE 6
             RETRACTION OF EXCHANGEABLE NON-VOTING SHARES BY HOLDER

6.1 A holder of Exchangeable Non-Voting Shares shall be entitled at any time, subject to applicable law and otherwise upon compliance with the provisions of this Article 6, to require the Corporation to redeem any or all of the Exchangeable Non-Voting Shares registered in the name of such holder for an amount per share equal to (a) the Current Market Price of a Parent Common Share on the last Business Day prior to the Retraction Date, which may be satisfied in full by the Corporation causing to be delivered to such holder one Parent Common Share for each Exchangeable Non-Voting Share presented and surrendered by the holder, plus (b) an additional amount equivalent to the full amount of all dividends declared and unpaid thereon and all dividends declared on the Parent Common Shares which have not been declared on such Exchangeable Non-Voting Shares in accordance with Section 3.1 of these share provisions (collectively the "Retraction Price"), provided that if the record date for any such declared and unpaid dividends occurs on or after the Retraction Date, the Retraction Price shall not include such additional amount equivalent to such dividends. To effect such redemption, the holder shall present and surrender, at any office and in any manner whatsoever as may be specified by the Corporation by notice to the holders of Exchangeable Non-Voting Shares, the certificate or certificates representing the Exchangeable Non-Voting Shares which the holder desires to have the Corporation redeem, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Non-Voting Shares under the CABC and the articles of the Corporation and such additional documents and instruments as the Corporation may reasonably require, and together with a duly executed statement (the "Retraction Request") in the form of Schedule "A" hereto or in such other form as may be acceptable to the Corporation:

(a) specifying that the holder desires to have all or any number specified therein of the Exchangeable Non-Voting Shares represented by such certificate or certificates (the "Retracted Shares") redeemed by the Corporation; and

(b) stating the Business Day on which the holder desires to have the Corporation redeem the Retracted Shares (the "Retraction Date"), provided that the Retraction Date shall be not less than fifteen (15) Business Days nor more than thirty (30) Business Days after the date on which the Retraction Request is received by the Corporation and further provided that, in the event that no such Business Day is specified by the holder in the Retraction Request, the Retraction Date shall be deemed to be the twentieth (20th) Business Day after the date on which the Retraction Request is received by the Corporation.

6.2 Upon receipt by the Corporation in the manner specified in Section 6.l hereof of a certificate or certificates representing the number of Exchangeable Non-Voting Shares which the holder desires to have the Corporation redeem, together with a Retraction Request, and provided that the Retraction Request is not revoked by the holder in the manner specified in Section 6.7, the Corporation shall redeem the Retracted Shares effective at the close of business on the Retraction Date and shall cause to be delivered to such holder the total Retraction Price with respect to such shares. If only a part of the Exchangeable Non-Voting Shares represented by any certificate are redeemed, a new certificate for the balance of such Exchangeable Non-Voting Shares shall be issued to the holder at the expense of the Corporation.

6.3 The Corporation or an authorized agent of the Corporation, as the case may be, shall deliver to the relevant holder, at the address of the holder recorded in the securities register of the Corporation for the Exchangeable Non-Voting Shares or at the address specified in the holder's Retraction Request or by holding for pick up by the holder at any office as may be specified by the Corporation by notice to the holder of Exchangeable Non-Voting Shares, by or on behalf of the Corporation, certificates representing the Parent Common Shares (which shares shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim, encumbrance security interest or adverse claim) registered in the name of the holder as the holder may request in payment of the total Retraction Price and a check of the Corporation payable at par at any branch of the bankers of the Corporation in payment of the remaining portion, if any, of the total Retraction Price (less any tax required to be deducted and withheld therefrom by the Corporation), and such delivery of such certificates and check by or on behalf of the Corporation, shall be deemed to be payment of and shall satisfy and discharge all liability for the total Retraction Price to the extent that the same is represented by such share certificates and check (less any tax required and in fact deducted and withheld therefrom and remitted to the proper tax authority), unless such check is not paid on due presentation. To the extent that the amount of tax required to be deducted or withheld from any payment to a holder of Exchangeable Non-Voting Shares exceeds the cash portion of such payment, the Corporation is hereby authorized to sell or otherwise dispose of at fair market value such portion of the property then payable to the holder as is necessary to provide sufficient funds to the Corporation in order to enable it to comply with such deduction or withholding requirement and shall give an accounting to the holder with respect thereto and any balance of such proceeds of sale.

6.4 On and after the close of business on the Retraction Date, the holder of the Retracted Shares shall cease to be a holder of such Retracted Shares and shall not be entitled to exercise any of the rights of a holder in respect thereof, other than the right to receive his proportionate part of the total Retraction Price unless upon presentation and surrender of certificates in accordance with the foregoing provisions, payment of the total Retraction Price shall not be made, in which case the rights of such holder shall remain unaffected until the total Retraction Price has been paid in the manner hereinbefore provided. On and after the close of business on the Retraction Date, provided that presentation and surrender of certificates and payment of the total Retraction Price has been made in accordance with the foregoing provisions, the holder of the Retracted Shares so redeemed by the Corporation shall thereafter be considered and deemed for all purposes to be a holder of the Parent Common Shares delivered to it.

6.6 Notwithstanding any other provision of this Article 6, the Corporation shall not be obligated to redeem Retracted Shares specified by a holder in a Retraction Request to the extent that such redemption of Retracted Shares would be contrary to solvency requirements or other provisions of applicable law. If the Corporation believes that on any Retraction Date it would not be permitted by any of such provisions to redeem the Retracted Shares tendered for redemption on such date, the Corporation shall only be obligated to redeem Retracted Shares specified by each holder in a Retraction Request to the extent of the maximum number that may be so redeemed (rounded down to a whole number of shares) as would not be contrary to such provisions, in accordance with Section 6.2 of these share provisions on a pro rata basis, and the Corporation shall notify the holder at least two (2) Business Days prior to the Retraction Date as to the number of Retracted Shares which will not be redeemed by the Corporation, and shall issue to each holder of Retracted Shares a new certificate, at the expense of the Corporation, representing the Retracted Shares not redeemed by the Corporation pursuant to Section 6.2 hereof. Provided that the Retraction Request is not revoked by the holder in the manner specified in Section 6.7, the holder of any such Retracted Shares not redeemed by the Corporation pursuant to Section
6.2 of these share provisions as a result of solvency requirements of applicable law shall be deemed by giving the Retraction Request to require the Parent to purchase such Retracted Shares from such holder on the Retraction Date or as soon as practicable thereafter on payment by the Parent to such holder of the Retraction Price for each such Retracted Share, in accordance with the Insolvency Exchange Right, as more specifically provided in the Exchange and Voting Agreement.

6.7 A holder of Retracted Shares may, by notice in writing given by the holder to the Corporation before the close of business on the Business Day immediately preceding the Retraction Date, withdraw its Retraction Request in which event such Retraction Request shall be null and void, and, for greater certainty, the revocable offer constituted by the Retraction Request to sell the Retracted Shares to the Corporation shall be deemed to have been revoked.

                                    ARTICLE 7
         REDEMPTION OF EXCHANGEABLE NON-VOTING SHARES BY THE CORPORATION

7.1 Subject to applicable law, (a) the Corporation shall on the Automatic Redemption Date redeem the whole of the then outstanding Exchangeable Non-Voting Shares (the "Automatic Redemption") for an amount per share equal to (i) the Current Market Price of a the Parent Common Share on the last Business Day prior to the Automatic Redemption Date, which shall be satisfied in full by the Corporation causing to be delivered to each holder of Exchangeable Non-Voting Shares one Parent Common Share for each Exchangeable Non-Voting Share held by such holder, plus (ii) an additional amount equivalent to the full amount of all declared and unpaid dividends thereon and all dividends declared on Parent Common Shares which have not been declared on such Exchangeable Non-Voting Shares in accordance with Section 3.1 of these share provisions (collectively the "Redemption Price"), provided that if the record date for any such declared and unpaid dividends occurs on or after the Redemption Date the Redemption Price shall not include such additional amount equivalent to such dividends, and (b) the Corporation may, at any time when the Corporation reasonably determines that Exchangeable Non-Voting Shares are "held of record" (as such term is defined in Rule 12g5-1 promulgated under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act")) by 500 or more persons ("Record Holders"), redeem (a "Section 12(g) Redemption") that portion of the then outstanding Exchangeable Non-Voting Shares held by that number of Record Holders equal to the difference of (A) the total number of Record Holders and (B) 499, or such smaller number that the Corporation reasonably determines is necessary to take the position that it need not register the Exchangeable Non-Voting Shares pursuant to Section 12(g) of the Exchange Act, the identity of such

Record Holders to be determined by the Corporation by lot or other fair method of random determination, for an amount per share equal to the Redemption Price.

                                    ARTICLE 8
                            PURCHASE FOR CANCELLATION

8.1 Subject to applicable law and the articles of the Corporation, the Corporation may at any time and from time to time purchase for cancellation all or any of the outstanding Exchangeable Non-Voting Shares at any price by tender to all of the holders of record of Exchangeable Non-Voting Shares then outstanding at any price per share together with an amount equal to all declared and unpaid dividends thereon. If in response to an invitation for tenders under the provisions of this Section 8.1, more Exchangeable Non-Voting Shares are tendered at a price or prices acceptable to the Corporation than the Corporation is prepared to purchase, the Exchangeable Non-Voting Shares to be purchased by the Corporation shall be purchased as nearly as may be pro rata according to the number of shares tendered by each holder who submits a tender to the Corporation, provided that when shares are tendered at different prices the pro rating shall be effected (disregarding fractions) only with respect to the shares tendered at the price at which more shares were tendered than the Corporation is prepared to purchase after the Corporation has purchased all the shares tendered at lower prices. If only part of the Exchangeable Non-Voting Shares rated by any certificate shall be purchased, a new certificate for the balance of such shares shall be issued at the expense of the Corporation.

                                    ARTICLE 9
                                  VOTING RIGHTS

9.1 Except as required by applicable law and the provisions of Sections 10.1, 11.1, 11.2 and 12.2, the holders of the Exchangeable Non-Voting Shares shall not be entitled as such to receive notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

                                   ARTICLE 10
                             AMENDMENT AND APPROVAL

10.1 The rights, privileges, restrictions and conditions attaching to the Exchangeable Non-Voting Shares may be added to, changed or removed by the Corporation, but only with the approval of the holders of the Exchangeable Non-Voting Shares given as hereinafter specified.

10.2 Any approval given by the holders of the Exchangeable Non-Voting Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Exchangeable Non-Voting Shares or any other matter requiring the approval or consent of the holders of the Exchangeable Non-Voting Shares shall be deemed to have been sufficiently given if it shall have been given in accordance with applicable law subject to a minimum requirement that such approval be evidenced by (i) a resolution passed by not less than two-thirds of the votes cast on such resolution by the holders of the Exchangeable Non-Voting Shares, and (ii) a separate resolution passed by not less than two-thirds of the votes cast on such separate resolution by the holders of Exchangeable Non-Voting Shares other than the Parent and its Affiliates, at separate meetings of holders of Exchangeable Non-Voting Shares and holders of Exchangeable Non-Voting Shares other than the Parent and its Affiliates duly called and held in each case at which the holders of at least 50% of the outstanding Exchangeable Non-Voting Shares (not including Exchangeable Non-Voting Shares held by the Parent or its Affiliates) at that time are present or represented by proxy; provided that if at any such meeting the holders of at least 50% of the outstanding Exchangeable Non-Voting Shares at that time are not present or represented by proxy within one-half hour after the time appointed for such meeting then the meeting shall be adjourned to such date not less than ten (10) days thereafter and to such time and place as may be designated by the Chairman of such meeting. At such adjourned meeting the holders of Exchangeable Non-Voting Shares entitled to vote at the meeting and present or represented by proxy thereat may transact the business for which the meeting was originally called and a resolution passed thereat by the affirmative vote of not less than two-thirds of the votes entitled to vote on the resolution cast on such resolution at such meeting shall constitute the approval or consent of the holders of the Exchangeable Non-Voting Shares or the holders of Exchangeable Non-Voting Shares other than the Parent and its Affiliates, as the case may be.

                                   ARTICLE 11
           RECIPROCAL CHANGES, ETC. IN RESPECT OF PARENT COMMON SHARES

11.1

(a) The Corporation and each holder of a Exchangeable Non-Voting Share acknowledge that the Support Agreement provides, in part, that if the Parent:

     (i) issues or distributes Parent Common Shares (or securities exchangeable for or convertible into or carrying rights to acquire Parent Common Shares) to the holders of all or substantially all of the then outstanding Parent Common Shares by way of stock dividend or other distribution, other than an issue of Parent Common Shares (or securities exchangeable for or convertible into or carrying rights to acquire Parent Common Shares) to holders of Parent Common Shares who exercise an option to receive dividends in Parent Common Shares (or securities exchangeable for or convertible into or carrying rights to acquire Parent Common Shares) in lieu of receiving cash dividends; or

     (ii) issues or distributes rights, options or warrants to the holders of all or substantially all of the then outstanding Parent Common Shares entitling them to subscribe for or to purchase Parent Common Shares (or securities exchangeable for or convertible into or carrying rights to acquire Parent Common Shares); or

    (iii) issues or distributes to the holders of all or substantially all of the then outstanding Parent Common Shares (A) shares or securities of the Parent of any class other than Parent Common Shares (other than shares convertible into or exchangeable for or carrying rights to acquire Parent Common Shares), (B) rights, options or warrants other than those referred to in Section 11.1(a)(ii) above, (C) evidences of indebtedness of the Parent or (D) assets of the Parent, the Corporation, with the cooperation of the Parent, will, in the absence of the prior approval of the Corporation and the prior approval of the holders of the Exchangeable Non-Voting Shares given in accordance with Section 10.2 of these share provisions, issue or distribute simultaneously to the holders of the Exchangeable Non-Voting Shares, the economic equivalent on a per share basis of such rights, options, securities, shares, evidences of indebtedness or other assets.

(b) The Corporation and each holder of a Exchangeable Non-Voting Share acknowledge that the Support Agreement further provides, in part, that if the
Parent:

     (i) subdivides, redivides or changes the then outstanding Parent Common Shares into a greater number of Parent Common Shares; or

     (ii) reduces, combines or consolidates or change the outstanding Parent Common Shares into a lesser number of Parent Common Shares; or

    (iii) reclassifies or otherwise changes the Parent Common Shares or effect an amalgamation, merger, reorganization or other transaction affecting the Parent Common Shares, the Corporation, with the co-operation of the Parent, will, in the absence of prior approval of the Corporation and the holders of the Exchangeable Non-Voting Shares given in accordance with Section 10.2 of these share provisions, make the same or an economically equivalent change simultaneously to, or in the rights of the holders of, the Exchangeable Non-Voting Shares. The Support Agreement further provides in part that the foregoing provisions of the Support Agreement shall not be changed without the approval of the holders of the Exchangeable Non-Voting Shares given in accordance with Section 10.2 of these share provisions.

(c) Pursuant to the Support Agreement and the Exchange and Voting Agreement, the number of shares of Parent Common Shares held by the Trustee will correspond to the number of Exchangeable Non-Voting Shares held by persons other than the Parent and its Affiliates. Such Parent Common Shares will be held by the Trustee for the purposes and on the terms set forth in the Exchange and Voting Agreement.

                                   ARTICLE 12
          ACTIONS BY THE CORPORATION UNDER SUPPORT AGREEMENT AND UNDER
                          EXCHANGE AND VOTING AGREEMENT

12.1 The Corporation will take all such actions and do all such things as shall be necessary or advisable to perform and comply with and to ensure performance and compliance by the Parent with all provisions of the Support Agreement and the Exchange and Voting Agreement applicable to the Corporation and the Parent respectively, in accordance with the respective terms thereof including, without limitation, taking all such actions and doing all such things as shall be necessary or advisable to enforce to the fullest extent possible for the direct benefit of the Corporation and the holders of Exchangeable Non-Voting Shares all rights and benefits in favour of the Corporation and such holders under or pursuant to such agreements.

12.2 The Corporation shall not propose, agree to or otherwise give effect to any amendment to, or waiver or forgiveness of its rights or obligations under, the Support Agreement and the Exchange and Voting Agreement without the approval of holders of the Exchangeable Non-Voting Shares given in accordance with Section
10.2 of these share provisions other than such amendments, waivers and/or forgiveness as may be necessary or advisable for the purposes of:

(a) adding to the covenants of the other party or parties to either such Agreement for the protection of the Corporation or the holders of Exchangeable Non-Voting Shares thereunder;

(b) making such provisions or modifications not inconsistent with either such Agreement as may be necessary with respect to matters or questions arising thereunder which, in the opinion of the board of directors, it may be expedient to make, provided that the board of directors shall be of the opinion, after consultation with counsel, that such provisions and modifications will not be prejudicial to the interests of the holders of the Exchangeable Non-Voting Shares; or

(c) making such changes in or corrections to such agreement which, on the advice of counsel to the Corporation, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error contained therein, provided that the Board of directors shall be of the opinion, after consultation with counsel, that such changes or corrections will not be prejudicial to the interests of the holders of the Exchangeable Non-Voting Shares.

12.3 In the event that a holder of Exchangeable Non-Voting Shares elects not to participate in the Automatic Exchange on a Liquidation Event under section 4.12 of the Exchange and Voting Agreement, such Holder shall be entitled to receive the consideration set forth in Section 5.1(b) hereunder rather than the consideration set forth in Section 5.1(a) in the event of a transaction described in Articles 5, 6, 7 or 8 of these share provisions.

                                   ARTICLE 13
                                     LEGEND

13.1 The certificates evidencing the Exchangeable Non-Voting Shares shall contain or have affixed thereto a legend, in form and on terms approved by the board of directors relating to the Exchange and Voting Agreement (including the provisions with respect to the voting rights, exchange rights and automatic exchange thereunder).

                                   ARTICLE 14
                                     NOTICES

14.1 Any notice, request or other communication to be given to the Parent and/or the Corporation by a holder of Exchangeable Non-Voting Shares shall be in writing and shall be valid and effective if given by mail (postage prepaid) or by facsimile or by delivery to:

     1622 York Street, Denver, Colorado

or such other person and office of the Parent and the Corporation for which the holder has received written notice. Any such notice, request or other communication, if given by mail, facsimile or delivery, shall only be deemed to have been given and received upon actual receipt thereof by the Corporation.

14.2 Any presentation and surrender by a holder of Exchangeable Non-Voting Shares to the Corporation of certificates representing Exchangeable Non-Voting Shares in connection with the liquidation, dissolution or winding up of the Corporation or the retraction or redemption of Exchangeable Non-Voting Shares shall be made by registered mail (postage prepaid) or by delivery to the Corporation at the above address or to such other office as may be specified by the Corporation, in each case addressed to the attention of the President of the Corporation unless otherwise specified by the Corporation. Any such presentation and surrender of certificates, if given by mail (postage prepaid) or by delivery, shall only be deemed to have been made and to be effective upon actual receipt thereof by the Corporation. Any such presentation and surrender of certificates made by registered mail shall be at the sole risk of the holder mailing the same.

14.3 Any notice, request or other communication to be given to a holder of Exchangeable Non-Voting Shares by or on behalf of the Corporation shall be in writing and shall be valid and effective if given by mail (postage prepaid) or by delivery to the address of the holder recorded in the securities register of the Corporation or, in the event of the address of any such holder not being so recorded, then at the last known address of such holder. Any such notice, request or other communication, if given by mail (postage prepaid) or by delivery, shall only be deemed to have been made and to be effective upon actual receipt thereof by a holder of Exchangeable Non-Voting Shares. Accidental failure or omission to give any notice, request or other communication to one or more holders of Exchangeable Non-Voting Shares shall not invalidate or otherwise alter or affect any action or proceeding to be taken by the Corporation pursuant thereto.

                                   SCHEDULE A

                              NOTICE OF RETRACTION


To:

This notice is given pursuant to Article 6 of the Exchangeable Non-Voting Share provisions (the "Share Provisions") attaching to the share(s) represented by this certificate and all capitalized words and expression used in this notice which are defined in the Share Provisions have the meanings ascribed to such words and expressions in such Share Provisions:

The undersigned hereby notifies the Corporation that the undersigned desires to have the Corporation redeem in accordance with Article 6 of the Share Provisions,

all Exchangeable Non-Voting Share(s) represented by this certificate; or

____________________ share(s) only.

The undersigned hereby notifies the Corporation that the Retraction Date shall be ____________________.

NOTE: The Retraction Date must be a Business Day and must not be less than fifteen (15) Business Days nor more than thirty (30) Business Days after the date upon which this notice is received by the Corporation. In the event that no such Business Day is specified above, the Retraction Date shall be deemed to be the twentieth Business Day after the date on which this notice is received by the Corporation.

This notice of retraction and offer to sell the Retracted Shares to the Corporation may be revoked and withdrawn by the undersigned by notice in writing given to the Corporation at any time before the close of business on the Business Day immediately preceding the Retraction Date.

The undersigned acknowledges that if as a result of solvency provisions of applicable law, the Corporation is unable to redeem all Retracted Shares, the undersigned will be deemed to have exercised the Insolvency Exchange Right (as defined in the Exchange and Voting Agreement) so as to require I-Tech Holdings Group, Inc. to purchase the unredeemed Retracted Shares.

The undersigned hereby represents and warrants to the Corporation and I-Tech Holdings Group, Inc. the undersigned has good title to, and owns, the share(s) represented by this certificate to be acquired by the Corporation or I-Tech Holdings Group, Inc. as the case may be, free and clear of all liens, claims and encumbrances.



________________    __________________________    _____________________________
(Date)              Signature of Shareholder      (Guarantee of Signature)

Please notify if the securities and any check(s) resulting from the retraction or purchase of the Retracted Shares are to be held for pick-up by the shareholder, or, at any office as specified by the Corporation from time to time, failing which the securities and any check(s) will be mailed to the last address of the shareholder as it appears on the register of the Corporation.

NOTE: This panel must be completed and this certificate, together with such additional documents as the Corporation may require, must be deposited with the Corporation. The securities and any check(s) resulting from the retraction or purchase of the Retracted Shares will be issued and registered in, and made payable to, respectively, the name of the shareholder as it appears on the register of the Corporation and the securities and check(s) resulting from such retraction or purchase will be delivered to such shareholder as indicated above, unless the form appearing immediately below is duly completed.




___________________________________________________
Name of Person in Whose Name Securities or Check(s)
Are To Be Registered, Issued or Delivered (please print)



_____________________________________   ________________________________________
Street Address or P.O. Box              Signature of Shareholder


_____________________________________   ________________________________________
City - Province                         Signature Guaranteed by


NOTE: If the notice of retraction is for less than all of the share(s) represented by this certificate, a certificate representing the remaining shares of the Corporation will be issued and registered in the name of the shareholder as it appears on the register of the Corporation, unless the share transfer power on the share certificate is duly completed in respect of such shares.

                                  SCHEDULE "H"

                        STOCK OPTION PLAN OF CORPORATION

                           INCENTIVE STOCK OPTION PLAN

The Board of Directors of Stock Research Group Inc. has adopted this Stock Option Plan pursuant to which directors, officers and employees of the Company, or its subsidiaries, responsible for the management, growth and success of the Company may be granted options to purchase Common Shares in the capital of the Company and thereby share in the future growth and success of the Company.

Article 1 - Purpose of the Plan

The purpose of this Plan is to promote the interests of the Company by:

b) attracting and retaining persons of outstanding competence who are or will be responsible for the management, growth, and success of the Company;

b) furnishing Eligible Persons with greater incentive to develop and promote the growth and success of the Company; and

c) furthering the identity of interest of Eligible Persons with those of the shareholders of the Company generally by encouraging Eligible Persons to acquire share ownership in the Company.

The Company believes that these purposes may be best accomplished by granting to Eligible Persons from time to time options to purchase Common Shares.

Article 2 - Effective Date of the Plan

The effective date of this Plan, subject to shareholder approval, is January 1, 1998.

Article 3 - Restriction on Number of Common Shares Subject to the Plan

The number of Common Shares which may be reserved for issuance pursuant to Options granted under this Plan shall not exceed, in the aggregate, 2,000,000 subject to adjustment in accordance with Article 16.

Article 4 - Administration of the Plan

This Plan shall be administered by the Board of Directors. The Board of Directors shall, subject to the provisions for this Plan, establish from time to time such rules and regulations, make such determinations and to take such steps in connection with the Plan as in the opinion of the Board of Directors are necessary or desirable for the proper administration of this Plan. The Board of Directors shall, subject to the provisions of this Plan, designate Eligible Persons and determine the time or times when Options shall be granted, the number of Common Shares for which any Option may be granted, the Option Exercise Price at which Common Shares may be purchased under any Option, the conditions, if any, to be satisfied before any Option, and enter into an Option Agreement evidencing each Option which shall incorporate such terms as the Board of Directors in its discretion deems consistent with the Plan.

The Board of Directors may delegate any or all of the rights, powers and discretion's with respect to the Plan and any or all of the rights, powers and discretion's with respect to the Plan granted to it hereunder to such committee of directors of the Corporation as the Board of Directors may designate and upon such delegation such committee of directors, as well as the Board of Directors, shall be entitled to exercise any or all of such authority, rights, powers and discretion's with respect to the Plan. When used hereafter in the Plan, "Committee" shall be deemed to include the "Board of Directors" or a committee of directors delegated by the Board of Directors to act on behalf of the Board of Directors for the purpose of the Plan.

Any question arising as to interpretation of this Plan, any Option or any Option Agreement shall be determined by the Board of Directors and such determination shall be final, conclusive and binding on all parties.

Article 5 - Eligibility

The Board of Directors may, subject to the provisions of this Plan, grant options to any director, officer or employee of the Company, or any subsidiary, who is or will be, in the opinion of the Board of Directors responsible for the management, growth and success of the Company and whose participation in this Plan will, in the opinion of the Board of Directors, accomplish the purposes of this Plan.

Article 6 - Grant of Options

Options pursuant to the terms of this Plan may be granted from time to time by the Company acting through the Board of Directors. The date on which any Option shall be deemed to have been granted shall be on the date on which the Board of Directors authorizes the grant of such Option or such later date as may be determined by the Board of Directors at the time, that the grant of such Option is authorized.

Each Option granted pursuant to this Plan shall be evidenced by an Option Agreement executed on behalf of the Company by the president, the secretary or the assistant secretary of the Company, and each Option Agreement shall incorporate such terms and conditions as the Board of Directors in its discretion deems consistent with the terms of this Plan. The Board of Directors may, with the written consent of the Optionee, amend any Option Agreement to the extent that the Board of Directors, acting in its discretion, deems consistent with the terms of this Plan.

Article 7 - Number of Common Shares

The number of Common Shares for which any Option may be granted shall be determined by the Board of Directors. The number of Common Shares which may be purchased on the exercise of any Option shall be subject to adjustment pursuant to Article 16 hereof.

Article 9 - Terms of Options

Each Option granted pursuant to this Plan shall, subject to early termination in accordance with Article 10 hereof and subject to the provisions of Article 2 and 12 hereof, expire automatically on the earlier of (i) the date on which such Option is exercised in respect of all of the Common Shares that may be purchased thereunder, and (ii) the date on which such Option, which date shall not be more than six years from the date of grant.

Article 10 - Early Termination of Options

Each Option shall terminate on a date determined by the Board of Directors not later than the 90th day after the date on which the Optionee ceases to be a director, officer or employee of the Company, provided that, subject to the provisions of Articles 2 and 12 hereof, if such Optionee ceases to be a director, officer or employee of the Company by reason of the death of such Optionee, all or any of the Common Shares then covered by such Option may be purchased by the legal representative of such Optionee, or by the person or persons to whom the rights of such Optionee under the Option Agreement entered into with such Optionee have passed by will or by operation of the laws of devolution or distribution and descent, until the earlier of (i) the date that is six months after the date of the death of such Optionee, and (ii) the expiry date of such Option set forth in such Option Agreement.

A change in the office, position or duties held by such Optionee on the date on which the Option was granted to such Optionee shall not result in the termination of the Option granted to such Optionee provided that such Optionee remains a director, officer or employee of the Company.

Article 11 - Non-transferability of Options

No Option may be transferred or assigned except by will or other testamentary instrument by operation of the laws of succession except as set forth in Article 10 hereof, may be exercised with respect to all or any of the Common Shares covered by such Option at any time on or after the later of (i) the date of the grant of such Option or (ii) such other date as the Board of Directors may in its discretion determine at the time of the grant of such Option, which date shall be set forth in the Option Agreement.

Each Option may be exercised by giving five days' written notice of exercise signed by the Optionee and dated the date of exercise, and not postdated, stating that the Optionee elects to exercise his rights to purchase Common Share under such Option and specifying the number of Common Shares in respect of which such Option is being exercised and the purchase price to be paid therefore, accompanied by full payment for the Common Shares being purchased under such Option, delivered to the Company at its principal office at 1010, 789 West Pender St. Vancouver, British Columbia V6C 1H2 Canada (or such other address of the principal office of the Company at the time of exercise) addressed to the attention of the secretary or assistant secretary of the Company.

 As soon as practicable after any exercise of an Option, a certificate or certificates representing the Common Shares in respect of which such Option is exercised shall be delivered by the Company to the Optionee.

Article 13 - Payment

Payment of the Option Exercise Price for Common Shares purchased on the exercise of any Option must be made in full in cash or by certified cheque made payable to or to the order of the Company, payable at par in Vancouver, British Columbia (or at such other place as the principal office of the Company may be located at the time of exercise) at the time notice of exercise is delivered to the Company pursuant to Article 12 hereof.

Article 14 - Notice to Commissions and Exchanges

The Company will give notice to all applicable securities commissions and other regulatory bodies in Canada and all applicable stock exchanges and other trading facilities upon which the Common Shares are listed or traded, as may be required, of its adoption of this Plan and of its entering into Option Agreements with Eligible Persons and terms and conditions for the purchase of Common Shares under such Option Agreements, and will use all reasonable efforts to obtain any requisite approvals as may be required from such bodies, exchanges and trading facilities.

Article 15 - Suspension, Amendment or Termination

The Board of Directors shall have the right at any time to suspend, amend or terminate this Plan in any manner including, without limitation, to reflect any requirements of applicable regulatory bodies or stock exchanges, and on behalf of the Company to enter into amendments to any Option Agreement, but shall not have the right to:

(b) affect in a manner that is adverse or prejudicial to, or that impairs, the benefits and rights of any Optionee under any Option previously granted under his Plan;

(c) decrease the number of Common Shares which may be issued pursuant to any Option granted under this Plan (subject to any necessary adjustment pursuant to Article 16 hereof);

(d) increase the Option Exercise Price at which Common Shares may be Purchased pursuant to any Option granted under this Plan (subject to any necessary adjustment pursuant to Article 16 hereof);

(e)  extend the term of any Option beyond a period of six years; or

(f)  grant any Option if this Plan is suspended or has been terminated.

The full powers of the Board of Directors as provided for in this Plan shall survive the termination of this Plan until all Options have been exercised in full or have otherwise expired.

Article 16 - Adjustment

The Option Exercise Price and the number of Common Shares to be purchased by an Optionee upon the exercise of an Option will be adjusted, with respect to the then unexercised portion thereof, by the Board of Directors from time to time (on the basis of such advice as the Board of Directors considers appropriate, including, if considered appropriate by the Board of Directors, a certificate of the auditors of the Company) in the event and in accordance with the provisions and rules set out below any dispute that arises at any time with respect to any adjustment pursuant to such determination will be conclusively determined by the Board of Directors, and any such determination will be binding on the Company, the Optionee and all other affected parties.

In the event that a dividend is declared upon the Common Shares payable in Common Shares (other than in lieu of dividends paid in the ordinary course), the number of Common Shares then subject to any Option shall be adjusted by adding to each such Common Share the number of Common Shares which would be distributed thereon if such Common Share had been outstanding on the date fixed for determining members entitled to receive such stock dividend.

In the event that the outstanding Common Shares are changed into or exchanged for a different number or kind of Common Shares or other securities of the Company or of another corporation, whether through an arrangement, amalgamation or other similar procedure or otherwise, or a share recapitalization, subdivision or consolidation, then there shall be substituted for each Common Share subject to any Option the number and kind of Common Shares or other securities of the Company or another corporation into which each outstanding Common Share shall be so changed or for which each such Common Share shall be exchanged.

In the event  that  there is any  change,  other  than  specified  above in this
Article 16, in the number or kind of outstanding Common Shares or of any securities in which such Common Shares shall have been changed or for which they shall have been exchanged, then, if the Board of Directors, in its sole discretion, determines that such change equitably requires an adjustment to be made in the number or kind of Common Shares subject to the Plan, an equitable adjustment shall be made in number or kind of Common Shares, such adjustment to be reasonably determined by the Board of Directors and to be effective and binding for all purposes.

In the case of any such  substitution  or  adjustment  as  provided  for in this article 16, the Option Exercise Price in respect of each Option for each Common Share covered thereby prior to such substitution or adjustment will be proportionately and appropriately varied, such variation shall generally require that the number of Common Shares or securities covered by the Option after the relevant event multiplied by the varied Option Exercise Price shall equal the number of Common Shares covered by the Option prior to the relevant event multiplied by the original Option Exercise Price.

In the event that the Company distributes by way of a dividend, or otherwise, to all or substantially all holders of Common Shares, property, evidences of indebtedness or shares or other securities of the Company (other than Common Shares) or rights, options or warrants to acquire Common Shares or securities convertible into or exchangeable for Common Shares or other securities or property of the Company, other than as a dividend in the ordinary course, then, if the Board of Directors, in its sole discretion, determines that such action equitably requires an adjustment in the Option Exercise Price or number of Common Shares subject to any Option, or both, such adjustments shall be made by the Board of Directors and shall be effective and binding for all purposes.

No adjustment or substitution provided for in this Article 16 shall require the Company to issue a fractional share in respect of any Option and the total substitution or adjustment with respect to each Option shall be limited accordingly.

Article 17 - Definitions

In this Plan, unless there is something in the subject matter or context inconsistent therewith:

(b) "Common Shares" mean the Common Shares without par value in the capital of the Company as constituted on October 13,1998, provided that if the rights of any Optionee are subsequently adjusted pursuant to Article 16 hereof, "Common Shares" will thereafter mean the shares or other securities or property which such Optionee is entitled to purchase after giving effect to such adjustment;

(c)  "Company" means Stock Research Group Inc.;

(d) "Eligible Person" means director, officer or Company, or its subsidiaries, designated by an Eligible Person pursuant to Article 5 hereof;

(e) "Fair Market Value" means the closing price of the Common Shares on an applicable Stock Exchange on the day immediately preceding the day of the grant;

(f) "Option" means an option entitling the holder thereof to purchase Common Shares as described herein and granted to an Eligible Person pursuant to the terms and conditions hereof and as evidenced by an Option Agreement;

(g) "Option Agreement" means an agreement evidencing an Option, entered into by and between the Company and an Eligible Person;

(h) "Option Exercise Price" means the price per Common Share at which an Optionee may purchase Common Shares pursuant to an Option, provided that if such price is adjusted pursuant to Article 16 hereof, "Option Exercise Price" will thereafter mean the price per Common Share at which such Optionee may purchase Common Shares pursuant to such Option after giving effect to such adjustment;

(i)  "Optionee" means an Eligible Person who holds on Option under this Plan;

(j) "Plan" means the Stock Research Group Inc. 1997 Incentive Stock Option Plan, as it may be amended, modified or restated from time to time pursuant to and in accordance with the provisions hereof;

Article 18 - Reference

This Plan may be referred to as the Stock Research Group Inc. 1998 Incentive Stock Option Plan.

THE FOLLOWING SHARES HAVE BEEN VESTED UNDER THE STOCK OPTION PLAN @ $3.75 CDN, 5 YEAR TERM VESTING 1/5 EACH ANNIVERSARY


--------------------------------------------------------------------------------
          Name                                                  Amount
--------------------------------------------------------------------------------
Claire Perdriel                                                             2500
--------------------------------------------------------------------------------
Ken Gourlay                                                                 8000
--------------------------------------------------------------------------------
Gina Gottenberg                                                             8000
--------------------------------------------------------------------------------
Les Landis                                                                745800
--------------------------------------------------------------------------------
Georgia Wallace                                                             8000
--------------------------------------------------------------------------------
David McLellan                                                              8000
--------------------------------------------------------------------------------
Dean Shillington                                                            8000
--------------------------------------------------------------------------------
Scott Purkis                                                                8000
--------------------------------------------------------------------------------
Gordon Timmis                                                             10,000
--------------------------------------------------------------------------------
Dale Oviatt                                                               10,000
--------------------------------------------------------------------------------
Karen Ng                                                                  10,000
--------------------------------------------------------------------------------
Justin Gammon                                                             10,000
--------------------------------------------------------------------------------
Gareon Fox                                                                10,000
--------------------------------------------------------------------------------
Hershie Sivkin                                                            10,000
--------------------------------------------------------------------------------
Geoff Smith                                                               15,000
--------------------------------------------------------------------------------
Sagi Nevo                                                                 15,000
--------------------------------------------------------------------------------
John Dawe                                                                 15,000
--------------------------------------------------------------------------------
Marcus New                                                               325,000
--------------------------------------------------------------------------------
Craig Faulkner                                                           195,000
--------------------------------------------------------------------------------
Dave Caddey                                                               20,000
--------------------------------------------------------------------------------
Total Options Granted                                                  1,441,300
--------------------------------------------------------------------------------

                                  SCHEDULE "I"

                                SUPPORT AGREEMENT


MEMORANDUM OF AGREEMENT made as of the 11th day of March, 1999.

BETWEEN: I-TECH HOLDINGS GROUP, INC., a corporation incorporated under the laws of the State of Colorado, United States

          (the "Parent")

AND: 579818 B.C. LTD., a corporation incorporated under the laws of the Province of British Columbia, Canada

          (the "Corporation")

WHEREAS pursuant to the Share Exchange and Share Purchase Agreement dated as of March 11, 1999 by and among the Parent, Stock Research Group Inc., the shareholders of Stock Research Group Inc., and the Corporation (the "Purchase Agreement"), the parties agreed that on the Closing Date (as such term is defined in the Purchase Agreement) the Parent and the Corporation would execute and deliver a Support Agreement substantially in the form hereof;

WHEREAS pursuant to the articles of incorporation of the Corporation, the capital of the Corporation was authorized to consist of (i) one class of voting common shares (the "Common Stock") and (ii) Class "A" exchangeable non-voting common shares without par value (the "Exchangeable Non-Voting Shares");

WHEREAS  Schedule  "G"  to  the  Purchase   Agreement  sets  forth  the  rights,
privileges, restrictions and conditions attaching to the Exchangeable Non-Voting Shares (the "Share Provisions");

WHEREAS the Parent is the registered and beneficial owner of all of the issued and outstanding Common Stock of the Corporation; and

WHEREAS the parties hereto desire to establish procedures whereby the Parent will take certain actions and make certain payments and deliveries necessary to ensure that the Corporation will be able to make certain payments and to deliver or cause to be delivered certain shares of common stock of the Parent (the "Parent Common Shares") in satisfaction of the obligations of the Corporation under the Share Provisions with respect to the payment and satisfaction of dividends, Liquidation Amounts, Retraction Prices and Redemption Prices, all in accordance with the Share Provisions;

NOW THEREFORE in consideration of the respective covenants and agreements provided in this agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties agree as follows:

                                    ARTICLE 1
                         DEFINITIONS AND INTERPRETATION

1.1 Defined Terms. Each term denoted herein by initial capital letters and not otherwise defined herein shall have the meaning ascribed thereto in the Share Provisions, unless the context requires otherwise.

1.2 Interpretation not Affected by Headings, etc. The division of this agreement into articles, sections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this agreement.

1.3 Number, Gender, etc. Words importing the singular number only shall include the plural and vice versa. Words importing the use of any gender shall include all genders.

1.4 Date for any Action. In the event that any date on or by which any action is required or permitted to be taken under this agreement is not a Business Day, such action shall be required or permitted to be taken on or by the next succeeding Business Day.

                                    ARTICLE 2
                   COVENANTS OF THE PARENT AND THE CORPORATION

2.1 Funding the Corporation. So long as any Exchangeable Non-Voting Shares which are registered in the name of holders (other than the Parent or its Affiliates) are outstanding, the Parent will:

(a) not declare or pay any dividend on the Parent Common Shares unless (i) the Corporation will have sufficient assets, funds and other property available to enable the due declaration and the due and punctual payment in accordance with applicable law, of an equivalent dividend on the Exchangeable Non-Voting Shares and (ii) the Corporation shall simultaneously declare or pay, as the case may be, an equivalent dividend on the Exchangeable Non-Voting Shares, in each case in accordance with the Share Provisions;

(b) cause the Corporation to declare simultaneously with the declaration of any dividend on the Parent Common Shares an equivalent dividend on the Exchangeable Non-Voting Shares and, when such dividend is paid on the Parent Common Shares, cause the Corporation to pay simultaneously therewith such equivalent dividend on the Exchangeable Non-Voting Shares, in each case in accordance with the Share Provisions;

(c) advise the Corporation sufficiently in advance of the declaration by the Parent of any dividend on the Parent Common Shares and take all such other actions as are necessary, in co-operation with the Corporation, to ensure that the respective declaration date, record date and payment date for a dividend on the Exchangeable Non-Voting Shares shall be the same as the record date, declaration date and payment date for the corresponding dividend on the Parent Common Shares;

(d) ensure that the record date for any dividend declared on the Parent Common Shares is not less than ten (10) Business Days after the declaration date for such dividend;

(e) take all such actions and do all such things as are necessary to enable and permit the Corporation, in accordance with applicable law, to pay and otherwise perform its obligations with respect to the satisfaction of the Liquidation Amount in respect of each issued and outstanding Exchangeable Non-Voting Share upon the liquidation, dissolution or winding-up of the Corporation, including without limitation all such actions and all such things as are necessary to enable and permit the Corporation to cause to be delivered the Parent Common Shares to the holders of the

     Exchangeable Non-Voting Shares in accordance with the provisions of Article
     27.5 of the Share Provisions;

(f) take all such actions and do all such things as are necessary to enable and permit the Corporation, in accordance with applicable law, to pay and otherwise perform its obligations with respect to the satisfaction of the Retraction Price and the Redemption Price, including without limitation all such actions and all such things as are necessary to enable and permit the Corporation to cause to be delivered the Parent Common Shares to the holders of Exchangeable Non-Voting Shares, upon redemption of the Exchangeable Non-Voting Shares in accordance with the provisions of Article
     27.6 or Article 27.7 of the Share Provisions, as the case may be; and

(g) not exercise its vote as a shareholder to initiate the voluntary liquidation, dissolution or winding-up of the Corporation nor take any action or omit to take any action that is designed to result in the liquidation, dissolution or winding-up of the Corporation.

2.2 Segregation of Funds. The Parent will, from time to time, as is necessary to carry out the terms and obligations of this agreement, cause the Corporation to deposit a sufficient amount of funds in a separate account and segregate a sufficient amount of such assets and other property as is necessary to enable the Corporation to pay or otherwise satisfy the applicable dividends, liquidation amount, retraction price or redemption price, in each case for the benefit of holders from time to time of the Exchangeable Non-Voting Shares, and will use such funds, and other property so segregated exclusively for the payment of dividends or the payment or other satisfaction of the liquidation amount, the retraction price or the redemption price, as applicable.

2.3 Reservation of the Parent Common Shares. The Parent hereby represents, warrants and covenants that it has irrevocably reserved for issuance and will at all times keep available, free from preemptive and other rights, out of its authorized and unissued capital stock such number of Parent Common Shares (or other shares or securities into which the Parent Common Shares may be reclassified or changed as contemplated by Section 2.7 hereof) (a) as is equal to the sum of (i) the number of Exchangeable Non-Voting Shares issued and outstanding from time to time and (ii) the number of Exchangeable Non-Voting Shares issuable upon the exercise of all rights to acquire Exchangeable Non-Voting Shares outstanding from time to time and (b) as are now and may hereafter be required to enable and permit the Corporation to meet its obligations hereunder, under the Exchange and Voting Agreement, under the Share Provisions and under any other security or commitment pursuant to which the Parent may now or hereafter be required to issue the Parent Common Shares.

2.4 Notification of Certain Events. In order to assist the Parent to comply with its obligations hereunder, the Corporation will give the Parent notice of each of the following events at the time set forth below:

(a) in the event of any determination by the board of directors of the Corporation to institute voluntary liquidation, dissolution or winding-up proceedings with respect to the Corporation or to effect any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, at least sixty (60) days prior to the proposed effective date of such liquidation, dissolution, winding-up or other distribution;

(b) immediately, upon the earlier of (i) receipt by the Corporation of notice of, and (ii) the Corporation otherwise becoming aware of, any threatened or instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding up of the

     Corporation or to effect any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs;

(c) immediately, upon receipt by the Corporation of a Retraction Request (as defined in the Share Provisions);

(d) at least one hundred and thirty-five (135) days prior to any accelerated automatic redemption date determined by the board of directors of the Corporation in accordance with the Share Provisions; and

(e) as soon as practicable upon the issuance by the Corporation of any Exchangeable Non-Voting Shares or rights to acquire Exchangeable Non-Voting Shares.

2.5 Delivery of Parent Common Shares. In furtherance of its obligations under Sections 2.1(e) and 2.1(f) hereof, upon notice from the Corporation of any event which requires the Corporation to cause to be delivered the Parent Common Shares to any holder of Exchangeable Non-Voting Shares, the Parent shall forthwith deliver the requisite Parent Common Shares to or to the order of the former holder of the surrendered Exchangeable Non-Voting Shares, as the Corporation shall direct. All such Parent Common Shares shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim, encumbrance, security interest or adverse claim. In consideration of the delivery of each such Parent Common Share by the Parent, at the Parent's request, the Corporation shall issue to the Parent or as the Parent shall direct, such number of Common Stock as is equal to the fair value of such Parent Common Shares.

2.6 Qualifications of Parent Common Shares. The Parent represents and warrants that it has taken all actions and done all things as are necessary under any Canadian or United States federal, provincial or state law or regulation or pursuant to the rules and regulations of any regulatory authority or the fulfillment of any other legal requirement (collectively, the "Applicable Laws") as they exist on the date hereof and will in good faith expeditiously take all such actions and do all things as are necessary under the Applicable Laws as they may exist in the future to cause the Parent Common Shares (or other shares or securities in to which the Parent Common Shares may be reclassified or changed as contemplated by Section 2.7 hereof) to be issued and delivered pursuant to the Share Provisions, the Insolvency Exchange Right or the Automatic Exchange Rights (as such terms are defined in the Exchange and Voting Agreement). The Parent will in good faith expeditiously take all such actions and do all such things as are necessary to cause all Parent Common Shares (or other shares or securities in to which the Parent Common Shares may be reclassified or changed as contemplated by Section 2.7 hereof) to be delivered pursuant to the Share Provisions, the Insolvency Exchange Right or the Automatic Exchange Rights (as defined in the Exchange and Voting Agreement) to be listed, quoted or posted for trading on all stock exchanges and quotation systems on which outstanding Parent Common Shares are listed, quoted or posted for trading at such time.

2.7 Economic Equivalence.

(a) The Parent represents and warrants that, in the absence of the prior approval of the Corporation and the prior approval of the holders of the Exchangeable Non-Voting Shares given in accordance with section 27.10 of the Share Provisions, if it:

     (i) issues or distributes Parent Common Shares (or securities exchangeable for or convertible into or carrying rights to acquire Parent Common Shares) to the holders of all or substantially all of the then outstanding Parent Common Shares by way of stock dividend or other distribution, other than an issue of Parent Common Shares (or securities exchangeable for or convertible into or carrying rights to acquire Parent Common Shares) to holders of Parent Common Shares who exercise an option to receive dividends in Parent Common Shares (or securities exchangeable for or convertible into or carrying rights to acquire Parent Common Shares) in lieu of receiving cash dividends; or

     (ii) issues or distributes rights, options or warrants to the holders of all or substantially all of the then outstanding Parent Common Shares entitling them to subscribe for or to purchase Parent Common Shares (or securities exchangeable for or convertible into or carrying rights to acquire Parent Common Shares); or

    (iii) issues or distributes to the holders of all or substantially all of the outstanding Parent Common Shares (A) shares or securities of the Parent of any class other than the Parent Common Shares (other than shares convertible into or exchangeable for or carrying rights to acquire Parent Common Shares), (B) rights, options or warrants other than those referred to in Section 2.7(a)(ii) above, (C) evidences of indebtedness of the Parent or (D) assets of the Parent, it will ensure that (x) the Corporation is able under the Applicable Laws to issue or distribute the economic equivalent on a per share basis of such rights, options, securities, shares, evidences of indebtedness or other assets simultaneously to holders of the Exchangeable Non-Voting Shares, and
     (y) the Corporation shall issue or distribute such rights, options, securities, shares, evidences of indebtedness or other assets or economic equivalents simultaneously to holders of the Exchangeable Non-Voting Shares;

(b) The Parent represents and warrants that, in the absence of the prior approval of the Corporation and the prior approval of the holders of the Exchangeable Non-Voting Shares given in accordance with section 10.2 of the Share Provisions, if it:

     (i) subdivides, redivides or changes the then outstanding Parent Common Shares into a greater number of Parent Common Shares; or

     (ii) reduces, combines or consolidates or changes the then outstanding Parent Common Shares into a lesser number of Parent Common Shares; or

    (iii) reclassifies or otherwise changes the Parent Common Shares or effect an amalgamation, merger, reorganization or other transaction affecting the Parent Common Shares;

     it will ensure that (x) the Corporation is able under applicable law to simultaneously make the same or an economically equivalent change to, or in the rights of the holders of, the Exchangeable Non-Voting Shares, and (y) the Corporation simultaneously does make the same or an economically equivalent change to, or in the rights of the holders of, the Exchangeable Non-Voting Shares;

(c)  The Parent will  ensure  that the record date for any event  referred to in
     Section 2.7(a) or 2.7(b) above, or if no record date is applicable for such event, the effective date for any such event, is not less than twenty (20) Business Days after the date on which such event is declared or announced by the Parent with simultaneous notice thereof to be given by the Parent to the Corporation;

(d) the board of directors of the Corporation shall determine, in good faith and in its sole discretion (with the assistance of such qualified independent financial advisors and/or other experts as the board may require), economic equivalence for the purposes of any event referred to in
     Section 2.7(a) or 2.7(b) above and each such determination shall be conclusive and binding on the Parent. In making each such determination, the following factors shall, without excluding other factors determined by the board to be relevant, be considered by the board of directors of the
     Corporation:

     (i) in the case of any stock dividend or other distribution payable in Parent Common Shares, the number of such shares issued in proportion to the number of Parent Common Shares previously outstanding;

     (ii) in the case of the issuance or distribution of any rights, options or warrants to subscribe for or purchase Parent Common Shares (or securities exchangeable for or convertible into or carrying rights to acquire Parent Common Shares), the relationship between the exercise price of each such right, option or warrant and the current market value (as determined by the board of directors of the Corporation in the manner above contemplated) of a Parent Common Share;

    (iii) in the case of the issuance or distribution of any other form of property (including without limitation any shares or securities of the Parent of any class other than Parent Common Shares, any rights, options or warrants other than those referred to in Section 2.7(d)(ii) above, any evidences of indebtedness of the Parent or any assets of the Parent, the relationship between the fair market value (as determined by the board of directors of the Corporation in the manner above contemplated) of such property to be issued or distributed with respect to each outstanding Parent Common Share and the current market value (as determined by the board of directors of the Corporation in the manner above contemplated) of a Parent Common Share;

     (iv) in the case of any subdivision, redivision or change of the then outstanding Parent Common Shares into a greater number of Parent Common Shares or the reduction, combination or consolidation or change of the then outstanding Parent Common Shares into a lesser number of Parent Common Shares or any amalgamation, merger, reorganization or other transaction affecting the Parent Common Shares, the effect thereof upon the then outstanding Parent Common Shares; and

     (v) in all such cases, the general taxation consequences of the relevant event to holders of Exchangeable Non-Voting Shares to the extent that such consequences may differ from the taxation consequences to holders Parent Common Shares as a result of differences between taxation laws of Canada and the United States (except for any differing consequences arising as a result of differing marginal taxation rates and without regard to the individual circumstances of holders of Exchangeable Non-Voting Shares).

For purposes of the foregoing determinations, the current market value of any security (other than the Parent Common Shares) listed and traded or quoted on a securities exchange shall be the weighted average of the closing prices of such security during a period of twenty (20) consecutive trading days ending five (5) trading days before the date of determination on the principal securities exchange on which such securities are listed and traded or quoted; provided, however, that if, in the opinion of the board of directors of the Corporation, the public distribution or trading activity of such securities during such period does not create a market which reflects the fair value of such securities, then the current market value thereof shall be determined by the board of directors of the Corporation, in good faith and in its sole discretion (with the assistance of such reputable and qualified independent financial advisors and/or other experts as the board may require). For purposes of the foregoing determinations, the current market value of the Parent Common Shares shall be the closing price of the Parent Common Shares on the last Business Day prior to the date of the applicable exchange, conversion, distribution or other transaction, provided that if the consideration or adjustment to the rights of the Exchangeable Non-Voting Shares is based on consideration to be paid to holders of Parent Common Shares, then the value of the Parent Common Shares shall be such value. Any such determination by the board shall be conclusive and binding on the Parent.

2.8 Tender Offers, Etc. In the event that a merger, consolidation, tender offer, share exchange offer, issuer bid, takeover bid or similar transaction with respect to the Parent Common Shares (an "Offer") is proposed by the Parent or is proposed to the Parent or its shareholders and is recommended by the board of directors of the Parent, or is otherwise effected or to be effected with the consent or approval of the board of directors of the Parent, the Parent will use its best efforts expeditiously and in good faith to take all such actions and do all such things as are necessary to enable and permit holders of Exchangeable Non-Voting Shares to participate in such Offer to the same extent and on an economically equivalent basis as the holders of Parent Common Shares, without discrimination. Without limiting the generality of the foregoing, the Parent will use commercially reasonable efforts expeditiously and in good faith to enable holders of Exchangeable Non-Voting Shares to participate in all such Offers without being required to retract Exchangeable Non-Voting Shares as against the Corporation (or, if so required, to ensure that any such retraction shall be effective only upon, and shall be conditional upon, the closing of the Offer and only to the extent necessary to tender or deposit to the Offer).

2.9 Ownership of Outstanding Shares. Without the prior approval of the Corporation and the prior approval of the holders of the Exchangeable Non-Voting Shares given in accordance with section 27.10 of the Share Provisions, the Parent covenants and agrees in favour of the Corporation that as long as any outstanding Exchangeable Non-Voting Shares are owned by any person or entity other than the Parent or any of its Affiliates, the Parent will be and remain the direct or indirect beneficial owner of all issued and outstanding shares in the capital of the Corporation and all outstanding securities of the Corporation carrying or otherwise entitled to voting rights in any circumstances, in each case other than the Exchangeable Non-Voting Shares.

2.10 Voting of Exchangeable Non-Voting Shares Owned by The Parent. The Parent covenants and agrees that it will appoint and cause to be appointed proxy holders with respect to all Exchangeable Non-Voting Shares held by the Parent and its Affiliates for the sole purpose of attending each meeting of the holders of Exchangeable Non-Voting Shares in order to be counted as part of the quorum for each such meeting. The Parent further covenants and agrees that it will not, and will cause its Affiliates not to, exercise any voting rights which may be exercisable by holders of Exchangeable Non-Voting Shares from time to time pursuant to the Share Provisions, the articles of the Corporation, or pursuant to the provisions of the CABC (or any successor or other corporate statute by which the Corporation may in the future be governed) with respect to any Exchangeable Non-Voting Shares held by it or by its Affiliates in respect of any matter considered at any meeting of holders of Exchangeable Non-Voting Shares.

2.11 Deposit of Parent Common Shares to Support Obligations. In further support of its obligations hereunder and under the Share Provisions, the Parent shall deposit with the Trustee under the Exchange and Voting Agreement a number of Parent Common Shares equal to the number of shares into which the Exchangeable Non-Voting Shares held by persons other than the Parent and its Affiliates are exchangeable, redeemable or otherwise may be acquired by either the Corporation or the Parent pursuant to the Purchase Agreement or Share Provisions. The initial number of Parent Common Shares deposited shall be equal to the number of Exchangeable Non-Voting Shares issued, with additional Parent Common Shares transferred to the Trustee by the Parent or distributed back to the Parent as the number of Exchangeable Non-Voting Shares (and the number of Parent Common Shares required for a later exchange, redemption or other transaction with a holder of Exchangeable Non-Voting Shares other than the Parent and its Affiliates) changes over time under such agreements. Such Parent Common Shares shall be applied by the Trustee as set forth in Articles 4 and 5 of the Exchange and Voting Agreement in the event that the Corporation and the Parent default on their obligations specified therein.

2.12 Due Performance. On and after the Closing Date, the Parent shall duly and timely perform, and shall cause the Corporation to duly and timely perform, all of its respective obligations provided in the Purchase Agreement, including any obligation that may arise upon the exercise of the Parent rights under the Share Provisions.

                                    ARTICLE 3
                                     GENERAL

3.1 Term. This agreement shall come into force and be effective as of the date hereof and shall terminate and be of no further force and effect at such time as no Exchangeable Non-Voting Shares (or securities or rights convertible into or exchangeable for or carrying rights to acquire Exchangeable Non-Voting Shares) are held by any party other than the Parent and any of its Affiliates.

3.2 Changes in Capital of the Parent and the Corporation. Notwithstanding the provisions of Section3.4, at all times after the occurrence of any event effected pursuant to Section 2.7 or 2.8 hereof, as a result of which either Parent Common Shares or the Exchangeable Non-Voting Shares or both are in any way changed, this agreement shall forthwith be amended and modified as necessary in order that it shall apply with full force and effect, mutatis mutandis, to all new securities into which the Parent Common Shares or the Exchangeable Non-Voting Shares or both are so changed and the parties hereto shall execute and deliver an agreement in writing giving effect to and evidencing such necessary amendments and modifications.

3.3 Severability. If any provision of this agreement is held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remainder of this agreement shall not in any way be affected or impaired thereby and this agreement shall be carried out as nearly as possible in accordance with its original terms and conditions.

3.4 Amendments, Modifications, etc. This agreement may not be amended or modified except by an agreement in writing executed by the Corporation and the Parent and approved by the holders of the Exchangeable Non-Voting Shares in accordance with section 27.10 of the Share Provisions.

3.5 Amendments. Notwithstanding the provisions of Section 3.4, the parties to this agreement may in writing, at any time and from time to time, without the approval of the holders of the Exchangeable Non-Voting Shares, amend or modify this agreement for the purposes of:

(a) adding to the covenants of any of the parties for the protection of the holders of the Exchangeable Non-Voting Shares;

(b) making such amendments or modifications not inconsistent with this agreement as may be necessary with respect to matters or questions which, in the determination of the senior management of each of the Corporation and the Parent it may be expedient to make, provided that each such senior management shall be of the opinion that such amendments or modifications will not be prejudicial to the interests of the holders of the Exchangeable Non-Voting Shares; or

(c) making such changes or corrections which, on the advice of counsel to the Corporation and the Parent are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, provided that the boards of directors of each of the Corporation and the Parent shall be of the opinion that such changes or corrections will not be prejudicial to the interests of the holders of the Exchangeable Non-Voting Shares.

3.6 Meeting to Consider Amendments. The Corporation, at the request of the Parent, shall call a meeting or meetings of the holders of the Exchangeable Non-Voting Shares for the purpose of considering any proposed amendment or modification requiring approval pursuant to Section 3.4 hereof. Any such meeting or meetings shall be called and held in accordance with the by-laws of the Corporation, the Share Provisions and all applicable laws.

3.7 Amendments only in Writing. No amendments to or modification or waiver of any of the provisions of this agreement otherwise permitted hereunder shall be effective unless made in writing and signed by all of the parties hereto.

3.8 Inurement. This agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

3.9 Notices to Parties. Any notice, request or other communication to be given the Parent and/or the Corporation by a holder of Exchangeable Non-Voting Shares shall be made in accordance with the Purchase Agreement.

3.10 Counterparts. This agreement may be executed in counterparts, each of which shall be deemed an original, and all of which taken together shall constitute one and the same instrument.

3.11 Jurisdiction. This agreement shall be construed and enforced in accordance with the laws of the State of New York and the laws of the United States applicable therein, except insofar as it relates to internal governance of the Corporation, which is to be construed and enforced in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

3.12 Attornment. The Parent and the Corporation agree that any action or proceeding arising out of or relating to this agreement may be instituted in the courts of New York, and the Corporation waives any objection which it may have now or hereafter to the venue of any such action or proceeding, irrevocably submits to the non-exclusive jurisdiction of the said courts in any such action or proceeding, agrees to be bound by any judgment of the said courts and not to seek, and hereby waives, any review of the merits of any such judgment by the courts of any other jurisdiction.

IN WITNESS WHEREOF, the parties hereto have caused this agreement to be duly executed as of the date first above written.


I-TECH HOLDINGS GROUP, INC.
By Its Authorized Signatory:


"/S/ MARCUS NEW"
-------------------------------




579818 B.C. LTD.
By Its Authorized Signatory:


"/S/MARCUS NEW"
-------------------------------

                          Exhibit B to the Schedule 13D
                                       0f
                       Craig Faulkner and 569358 B.C. Ltd.

                          Exchange and Voting Agreement

MEMORANDUM OF AGREEMENT made as of the 11th day of March, 1999.

AMONG: I-TECH HOLDINGS GROUP, INC., a corporation subsisting under the laws of the State of Colorado

          (hereinafter referred to as the "Parent")

AND: 579818 B.C. LTD., a corporation incorporated under the laws of British Columbia

          (hereinafter referred to as the "Purchaser"),

AND: STOCKTRANS, INC., having a business address at 7 East Lancaster Ave., Ardmore, Pennsylvania 19003-2318

          (hereinafter referred to as the "Trustee").

AND: EACH OF THOSE PERSONS holding shares of the purchaser, as listed in Appendix "A" hereto

          (hereinafter referred to as the "Shareholders")

WHEREAS:

A.   The Purchaser is the wholly owned subsidiary of the Parent;

B. Pursuant to a share exchange and share purchase agreement dated as of March 11, 1999 (the "Purchase Agreement") by and among the Parent, the Purchaser, Stock Research Group Inc. ("SRG Inc.") and, the Shareholders, the Purchaser acquired all of the 3,900,000 issued and outstanding common shares of SRG Inc. from the Shareholders in consideration of: (i) the Purchaser issuing to the Shareholders 3,900,000 Exchangeable Non-Voting Shares (as herein defined), and (ii) the Parent, granting to each Shareholder Voting Rights (as herein defined) in the Parent on the basis of each Shareholder having an equivalent number of votes in the Parent as the number of Exchangeable Non-Voting Shares held by such Shareholder;

C. As security for the Parent's covenant to issue common shares in its capital stock in exchange for Exchangeable Non-Voting Shares, the Parent agreed to issue 3,900,000 common shares (as herein defined as the "Parent Common Shares") to the Trustee; and

D. In accordance with the Purchase Agreement, this Agreement stipulates the means by which: (i) the Shareholders have voting rights in the Parent; ii) the Trustee holds the Parent Common Shares for the Shareholders; and (iii) the Shareholders exercise their rights of conversion of the Exchangeable Non-Voting Shares,

NOW THEREFORE in consideration of the respective covenants and agreements provided in this Agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties agree as follows:

                                    ARTICLE 1

                         DEFINITIONS AND INTERPRETATION

Definitions. In this Agreement, the following terms shall have the following meanings:

"Affiliate" of any person means any other person directly or indirectly controlled by, or under common control of, that person. For the purposes of this definition, "control" (including, with correlative meanings, the terms "controlled by" and "under common control of"), as applied to any person, means the possession by another person, directly or indirectly, of the power to direct or cause the direction of the management and policies of that first mentioned person, whether through the ownership of voting securities, by contract or otherwise.

"Automatic Exchange Rights" means the benefit of the obligation of Parent to effect the automatic exchange of Exchangeable Non-Voting Shares for Parent Common Shares pursuant to Section 4.12 hereof.

"Board of Directors" means the Board of Directors of the Purchaser.

"Business Day" means a day other than a Saturday, Sunday or a day when banks are not open for business in Pennsylvania;

"Canadian Dollar Equivalent" means in respect of an amount expressed in a foreign currency (the "Foreign Currency Amount") at any date the product obtained by multiplying (a) the Foreign Currency Amount by (b) the exchange rate on such date for such foreign currency expressed in Canadian dollars as reported in The Wall Street Journal under "Currency Trading; Exchange Rates" or, in the event such exchange rate is not available, such exchange rate on such date for such foreign currency expressed in Canadian dollars as may be deemed by the Board of Directors to be appropriate for such purpose.

"Current Market Price" means, in respect of a Parent Common Share on any date, the Canadian Dollar Equivalent of closing price of Parent Common Shares on the day before such date, on such stock exchange or automated quotation system on which the Parent Common Shares are listed or quoted, as the case may be, as may be selected by the Board of Directors for such purpose; provided, however, that if there is no public distribution or trading activity of Parent Common Shares during such period, then the Current Market Price of a Parent Common Share shall be determined by the Board of Directors based upon the advice of such qualified independent financial advisors as the Board of Directors may deem to be appropriate, and provided further that any such selection, opinion or determination by the Board of Directors shall be conclusive and binding.

"Exchangeable Non-Voting Shares" means the Class "A" exchangeable, non-voting, participating common shares without par value in the capital stock of the Purchaser, including the 3,900,000 shares issuable under the Purchase Agreement.

"Exchangeable Share Provisions" means the rights, privileges, restrictions and conditions attached to the Exchangeable Non-Voting Shares as set forth in Schedule "G" to the Purchase Agreement.

"Insolvency Event" means the institution by the Purchaser of any proceeding to be adjudicated bankrupt or insolvent or to be dissolved or wound up, or the consent of the Purchaser to the institution of bankruptcy, insolvency, dissolution or winding up proceedings against it, or the filing of a petition, answer or consent seeking dissolution or winding up under any bankruptcy, insolvency or analogous laws, including without limitation the Companies Creditors' Arrangement Act (Canada) and the Bankruptcy and Insolvency Act (Canada), and the failure by the Purchaser to contest in good faith any such proceedings commenced in respect of the Purchaser within fifteen (15) days of becoming aware thereof, or the consent by the Purchaser to the filing of any such petition or to the appointment of a receiver, or the making by the Purchaser of a general assignment for the benefit of creditors, or the admission in writing by the Purchaser of its inability to pay its debts generally as they become due, or the Purchaser not being permitted, pursuant to solvency requirements of applicable law, to redeem any Retracted Shares pursuant to section 27.6 (e) of the Exchangeable Share Provisions.

"Insolvency Exchange Right" has the meaning ascribed thereto in Section 4.1.

"Liquidation Event" has the meaning ascribed thereto in Section 4.12.

"Liquidation Event Effective Date" has the meaning ascribed thereto in Section 4.12(c).

"List" has the meaning ascribed thereto in Section 3.8.

"Officer's Certificate" means, with respect to the Parent or the Purchaser, as the case may be, a certificate signed by any one of the Chairman of the Board, the Vice-Chairman of the Board, the President, any Vice-President or any other officer of the Parent or the Purchaser, as the case may be.

"Parent Common Shares" means the shares of common stock of the Parent, without par value, having voting rights of one vote per share, and any other securities into which such shares may be changed.

"Parent Consent" has the meaning ascribed thereto in Section 3.2.

"Parent Meeting" has the meaning ascribed in Section 3.2.

"Parent Successor" has the meaning ascribed thereto in Section 11.1(a).

"Purchase Agreement" means the Purchase Agreement between the Parent , the Purchaser, SRG Inc., and the Shareholders named therein, dated as of the same date hereof.

"Person"   includes   an   individual,   partnership,    corporation,   company,
unincorporated   syndicate   or   organization,    trust,   trustee,   executor,
administrator and other legal representative.

"Retracted Shares" has the meaning ascribed thereto in Section 4.7.

"Shareholders"  means the registered  holders from time to time of  Exchangeable
Non-Voting Shares, other than the Parent and its Affiliates, as listed in Appendix "A" hereto.

"Shareholder Votes" has the meaning ascribed thereto in Section 3.2.

"Support Agreement" means that certain support agreement made as of the same date hereof between the Purchaser and the Parent, which agreement is attached as Schedule "I" to the Purchase Agreement.

"Trust" means the trust created by this Agreement.

"Trust Estate" means the Trust Shares and any other securities, money or other property which may be held by the Trustee from time to time pursuant to this Agreement.

"Trust Shares" has the meaning ascribed thereto in Section 2.2.

"Trustee" means StockTrans, Inc., and subject to the provisions of Article 9, includes any successor trustee.

"Voting Rights" has the meaning ascribed thereto in Section 3.1.

Interpretation not Affected by Headings, etc. The division of this Agreement into articles, sections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

Number, Gender, etc. Words importing the singular number only shall include the plural and vice versa. Words importing the use of any gender shall include all genders.

Date for any Action. If any date on which any action is required to be taken under this Agreement is not a Business Day, such action shall be required to be taken on the next succeeding Business Day.

                                    ARTICLE 2

                                  TRUST SHARES

2.1 Establishment of Trust. One purpose of this Agreement is to create the Trust for the benefit of the Shareholders, as herein provided. The Trustee will hold the Parent Common Shares acquired pursuant to the requirements of the Purchase Agreement, Exchangeable Share Provisions and Support Agreement both to support the Parent's and the Purchaser's obligations thereunder in the event of default and, only if required by applicable law, to provide a mechanism for Shareholders of each Exchangeable Non-Voting Share to direct the voting of a corresponding Parent Common Share held by the Trustee.

2.2 Issue and Ownership of the Parent Common Shares. Upon execution of this Agreement, the Parent shall transfer to the Trustee a number of Parent Common Shares equal to the number of Exchangeable Non-Voting Shares issued to Shareholders under the Purchase Agreement, such shares to be hereafter held of record by the Trustee as trustee for and on behalf of, and for the use and benefit of, the Shareholders and in accordance with the provisions of this Agreement. From time to time, the Parent shall transfer additional shares of Parent Common Shares to the Trustee as required under the Purchase Agreement, Exchangeable Share Provisions and Support Agreement, also to be held of record by the Trustee as trustee for and on behalf of, and for the use and benefit of, the Shareholders and in accordance with the provisions of this Agreement. All Parent Common Shares so transferred by the Parent to the Trustee pursuant to this Section 3.1 shall hereafter be referred to as the "Trust Shares". The Parent hereby acknowledges receipt from the Trustee as trustee for and on behalf of the Shareholders of good and valuable consideration (and the adequacy thereof) for the issuance of the Trust Shares by the Parent to the Trustee. During the term of the Trust and subject to the terms and conditions of this Agreement, the Trustee shall possess and be vested with full legal ownership of the Trust Shares and, subject to the terms hereof, shall be entitled to exercise all of the rights and powers of an owner with respect to the Trust Shares, provided that the Trustee shall:

(a)  hold the Trust  Shares and the rights  associated  therewith as conveyed by
     this   Agreement  as  trustee  solely  for  the  use  and  benefit  of  the
     Shareholders in accordance with the provisions of this Agreement; and

(b) except as specifically authorized by this Agreement, have no power or authority to sell, transfer, vote or otherwise deal in or with the Trust Shares and the Trust Shares shall not be used or disposed of by the Trustee for any purpose other than the purposes for which this Trust is created pursuant to this Agreement.

                                    ARTICLE 3

                                     VOTING

3.1 Voting Rights. The Parent will grant to the Shareholders, by requisite shareholder or director resolutions, the right for each Shareholder to receive notice and attend each Parent Meeting and to consent to or to vote in person or by proxy, on any matter, question or proposition whatsoever that may properly come before the stockholders of the Parent at a Parent Meeting or in connection with a Parent Consent (in each case, as hereinafter defined) (the "Voting Rights") on the basis of one Voting Right for every one Exchangeable Non-Voting Share held by a Shareholder, as if and to the same extent and effect as if the Shareholder held an equivalent number of Parent Common Shares. The Voting Rights shall be and remain vested in and exercised by the Shareholders.

3.2 Number of Votes. With respect to all meetings of stockholders of the Parent at which holders of shares of Parent Common Shares are entitled to vote (a "Parent Meeting") and with respect to all written consents sought by the Parent from its stockholders including the holders of shares of Parent Common Shares (a "Parent Consent"), each Shareholder shall be entitled to cast and exercise, in the manner instructed, the Voting Rights ordinarily attributable to one Parent Common Share for each Exchangeable Non-Voting Share owned of record by such Shareholder on the record date established by the Parent or by applicable law for such Parent Meeting or Parent Consent, as the case may be (the "Shareholder Votes") in respect of each matter, question or proposition to be voted on at such Parent Meeting or to be consented to in connection with such Parent Consent.

3.3 Legended Shares Certificates. The Purchaser will cause each certificate representing Exchangeable Non-Voting Shares to bear an appropriate legend notifying the Shareholders of their right to a number of votes in the Parent as is equal to the number of shares represented by the Exchangeable Non-Voting Share certificates.

3.4 Safekeeping of Certificates. The certificate(s) representing the Trust Shares shall at all times be held in safe keeping by the Trustee or its agent.

3.5 Mailings to Shareholders of Exchangeable Non-Voting Shares. With respect to each Parent Meeting and Parent Consent, the Parent will mail or cause to be mailed (or otherwise communicate in the same manner as the Parent utilizes in communications to holders of Parent Common Shares, to each of the Shareholders named in the List (as defined below) on the same day as the initial mailing or notice (or other communication) with respect thereto is given by the Parent to its stockholders:

(a) a copy of such notice, together with any proxy or information statement and related materials to be provided to stockholders of the Parent;

(b) a statement that such Shareholder is entitled to the exercise of the Shareholder Votes with respect to such Parent Meeting or Parent Consent, as the case may be, and to attend such Parent Meeting and to exercise personally the Shareholder Votes thereat;

(c) a statement as to the manner in which to give a proxy to a designated agent or other representative of the management of the Parent to exercise such Shareholder Votes; and

(d) a statement of (i) the time and date by which such must be received by the Parent in order to be binding upon it, which in the case of a Parent Meeting shall not be earlier than the close of business on the second Business Day prior to such meeting, and (ii) the method for revoking or amending such proxies.

For the purpose of determining Shareholder Votes to which a Shareholder is entitled in respect of any such Parent Meeting or Parent Consent, the number of Exchangeable Non-Voting Shares owned of record by the Shareholder shall be determined at the close of business on the record date established by the Parent or by applicable law for purposes of determining stockholders entitled to vote at such Parent Meeting or to give written consent in connection with such Parent Consent.

3.6 Copies of Stockholder Information. The Parent will deliver to the Shareholders copies of all proxy materials (including notices of Parent Meetings), information statements, reports (including without limitation all interim and annual financial statements) and other written communications that are to be distributed from time to time to holders of Parent Common Shares.

3.7 Other Materials. Immediately after receipt by the Parent or any stockholder of the Parent of any material sent or given generally to the holders of Parent Common Shares by or on behalf of a third party, including without limitation dissident proxy and information circulars (and related information and material) and tender and exchange offer circulars (and related information and material), the Parent shall use its best efforts to obtain and deliver copies thereof to each Shareholder as soon as possible thereafter.

3.8 List of Persons Entitled to Vote. The Purchaser shall (a) prior to each annual, general and special Parent Meeting or the seeking of any Parent Consents and (b) forthwith upon each request made at any time by the Trustee or the Parent in writing, prepare or cause to be prepared a list (a "List") of the names and addresses of the Shareholders arranged in alphabetical order and showing the number of Exchangeable Non-Voting Shares held of record by each such Shareholder, in each case at the close of business on the date specified by the Trustee in such request or, in the case of a List prepared in connection with a Parent Meeting or a Parent Consent, at the close of business on the record date established by the Parent or pursuant to applicable law for determining the holders of Parent Common Shares entitled to receive notice of and/or to vote at such Parent Meeting or to give consent in connection with such Parent Consent. Each such List shall be delivered to the Parent promptly after receipt by the Purchaser of such request or the record date for such meeting or seeking of consent, as the case may be, and in any event within sufficient time as to enable the Parent to perform its obligations under this Agreement. The Parent agrees to give the Purchaser written notice (with a copy to the Trustee) of the calling of any Parent Meeting or the seeking of any Parent Consent, together with the record dates therefor, sufficiently prior to the date of the calling of such meeting or seeking of such consent so as to enable the Purchaser to perform its obligations under this Section 3.8.

3.9 Distribution of Written Materials. Any written materials to be distributed by the Parent to the Shareholders pursuant to this Agreement shall be delivered or sent by mail (or otherwise communicated in the same manner as the Parent utilizes in communications to holders of Parent Common Shares) to each Shareholder at its address as shown on the books of the Purchaser. The Purchaser shall provide or cause to be provided to the Parent for this purpose, on a timely basis and without charge or other expense current lists of the Shareholders.

3.10 Termination of Voting Rights. All of the rights of a Shareholder with respect to the Shareholder Vote exercisable in respect of each Exchangeable Non-Voting Share held by such Shareholder shall be deemed to be surrendered by the Shareholder to the Parent and such Shareholder Votes and the Voting Rights represented thereby shall cease immediately upon the exchange, retraction or redemption of the Exchangeable Non-Voting Shares by or from the Shareholder.

3.11 Alternative Voting Rights. In the event it is alleged or determined by any chairman at a shareholders' meeting, the board of directors of the Parent, a shareholder, or by any corporate or third party action or securities or judicial authority having jurisdiction that the Shareholders are not properly entitled to vote the Shareholder Votes or the Voting Rights, for whatever reason, then at the sole discretion and judgment of a Shareholder, such Shareholder may elect to suspend such Shareholder's exercise of the Shareholder Votes or the Voting Rights and direct the Trustee, as the holder of record of the Trust Shares, to be entitled to all of the Voting Rights attributable to such Trust Shares. The Trustee shall exercise the Voting Rights only on the basis of instructions received pursuant to this section 3.11 from Shareholders entitled to instruct the Trustee as to the voting thereof at the time at which the Parent Consent is sought or the Parent Meeting is held. To the extent that no instructions are received from a Shareholder with respect to the Voting Rights to which such Shareholder is entitled, the Trustee shall not exercise or permit the exercise of such Shareholder's Voting Rights.

Any Shareholder named in a List prepared in connection with any Parent Meeting or any Parent Consent will be entitled (a) to instruct the Trustee with respect to the exercise of the Shareholder Votes to which such Shareholder is entitled or (b) to attend such meeting and personally to exercise thereat (or to exercise with respect to any written consent), as the proxy of the Trustee, the Shareholder Votes to which such Shareholder is entitled except, in each case, to the extent that such Shareholder has transferred the ownership of any Exchangeable Non-Voting Shares in respect of which such Shareholder is entitled to Shareholder Votes after the close of business on the record date for such meeting or seeking of consent.

In connection with each Parent Meeting and Parent Consent, the Trustee shall exercise, either in person or by proxy, in accordance with the instructions received from a Shareholder , the Shareholder Votes as to which such Shareholder is entitled to direct the Voting Rights (or any lesser number thereof as may be set forth in the instructions); provided, however, that such written instructions are received by the Trustee from the Shareholder prior to the time and date fixed by it for receipt of such instructions in the notice given by the Trustee to the Shareholder.

The Trustee shall cause such representatives as are empowered by it to sign and deliver, on behalf of the Trustee, proxies for Voting Rights to attend each Parent Meeting. Upon submission by a Shareholder (or its designee) of identification satisfactory to the Trustee's representatives, and at the Shareholder's request, such representatives shall sign and deliver to such Shareholder (or its designee) a proxy to exercise personally the Shareholder Votes as to which such Shareholder is otherwise entitled hereunder to direct the vote, if such Shareholder either (i) has not previously given the Trustee instructions in respect of such meeting, or
(ii) submits to the Trustee's representatives written revocation of any such previous instructions. At such meeting, the Shareholder exercising such Shareholder Votes shall have the same rights as the Trustee to speak at the meeting in respect of any matter, question or proposition, to vote by way of ballot at the meeting in respect of any matter, question or proposition and to vote at such meeting by way of a show of hands in respect of any matter, question or proposition.

                                    ARTICLE 4

                      EXCHANGE RIGHT AND AUTOMATIC EXCHANGE

4.1 Grant and Ownership of the Exchange Right. The Parent hereby grants to the Shareholders the right, upon the occurrence and during the continuance of an Insolvency Event, to require the Parent to purchase from each or any Shareholder all or any part of the Exchangeable Non-Voting Shares held by the Shareholder in accordance with the provisions of this Agreement (the "Insolvency Exchange Right"). The Parent hereby acknowledges receipt from the Shareholders of good and valuable consideration (and the adequacy thereof) for the issuance of the Insolvency Exchange Right to them.

4.2 Legended Share Certificates. The Purchaser will cause each certificate representing Exchangeable Non-Voting Shares to bear an appropriate legend notifying the Shareholders of:

(a) their right with respect to the exercise of the Insolvency Exchange Right in respect of the Exchangeable Non-Voting Shares held by a Shareholder; and

(b)  the Automatic Exchange Rights.

4.3 Purchase Price. The purchase price payable by the Parent for each Exchangeable Non-Voting Share to be purchased by the Parent under the Insolvency Exchange Right shall be an amount per share equal to (a) the Current Market Price of a Parent Common Share on the last Business Day prior to the day of closing of the purchase and sale of such Exchangeable Non-Voting Share under the Insolvency Exchange Right plus (b) an additional amount equivalent to the full amount of all dividends declared and unpaid on each such Exchangeable Non-Voting Share and all dividends declared on Parent Common Shares which have not been declared on such Exchangeable Non-Voting Shares in accordance with section 27.3 of the Exchangeable Share Provisions (provided that if the record date for any such declared and unpaid dividends occurs on or after the day of closing of such purchase and sale the purchase price shall not include such additional amount equivalent to such declared and unpaid dividends). In connection with each exercise of the Insolvency Exchange Right, the Parent will provide to the Shareholders an Officer's Certificate setting forth the calculation of the purchase price for each Exchangeable Non-Voting Share. The purchase price for each such Exchangeable Non-Voting Share so purchased may be satisfied only by delivering or causing to be delivered to the relevant Shareholder, one Parent Common Share and a check for the balance, if any, of the purchase price without interest.

4.4 Exercise Instructions. Subject to the terms and conditions set forth herein, a Shareholder shall be entitled, upon the occurrence and during the continuance of an Insolvency Event, to exercise the Insolvency Exchange Right with respect to all or any part of the Exchangeable Non-Voting Shares registered in the name of such Shareholder on the books of the Purchaser. To cause the exercise of the Insolvency Exchange Right, the Shareholder shall deliver to the Parent, in person or by certified or registered mail the certificates representing the Exchangeable Non-Voting Shares which such Shareholder desires the Parent to purchase, duly endorsed in blank, and accompanied by such other documents and instruments as may be required to effect a transfer of Exchangeable Non-Voting Shares under the Company Act (British Columbia), and the articles of the Purchaser and such additional documents and instruments as the Parent may reasonably require together with (a) a duly completed form of notice of exercise of the Insolvency Exchange Right, contained on the reverse of or attached to the Exchangeable Non-Voting Share certificates, stating (i) that the Shareholder elects to exercise the Insolvency Exchange Right so as to require the Parent to purchase from the Shareholder the number of Exchangeable Non-Voting Shares specified therein, (ii) that such Shareholder has good title to and owns all such Exchangeable Non-Voting Shares to be acquired by Parent free and clear of all liens, claims and encumbrances,
(iii) the name in which the certificates representing Parent Common Shares deliverable in connection with the exercise of the Insolvency Exchange Right are to be issued and (iv) the names and addresses of the persons to whom such new certificates should be delivered, and (b) payment (or evidence satisfactory to the Purchaser and the Parent of payment) of the taxes (if any) payable as contemplated by Section 4.7 of this Agreement. If only a part of the Exchangeable Non-Voting Shares represented by any certificate or certificates delivered to the Trustee are to be purchased by the Parent under the Insolvency Exchange Right, a new certificate for the balance of such Exchangeable Non-Voting Shares shall be issued to the Shareholder at the expense of the Purchaser.

4.5 Delivery of Parent Common Shares; Effect of Exercise. Promptly, and as soon as reasonably practicable after receipt of the certificates representing the Exchangeable Non-Voting Shares which the Shareholder desires the Parent to purchase under the Insolvency Exchange Right, together with such documents and instruments of transfer and a duly completed form of notice of exercise of the Insolvency Exchange Right (and payment of taxes, if any, or evidence thereof), duly endorsed for transfer to the Parent, the Parent shall immediately thereafter upon receipt of such notice deliver or cause to be delivered to the Shareholder of such Exchangeable Non-Voting Shares (or to such other persons, if any, properly designated by such Shareholder), the certificates for the number of Parent Common Shares deliverable in connection with the exercise of the Insolvency Exchange Right, which shares shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance, and checks for the balance, if any, of the total purchase price therefor. The Parent may instruct the Trustee to use the Trust Shares it holds for delivery to the Shareholder under the previous sentence. The Parent shall, immediately upon receipt of such certificates representing the Exchangeable Non-Voting Shares from the Shareholder, deliver the certificates to the registered office of the Purchaser for cancellation. Immediately upon the giving of notice by the Shareholder to the Parent of the exercise of the Insolvency Exchange Right, as provided in this Section 4.5, the closing of the transaction of purchase and sale contemplated by the Insolvency Exchange Right shall be deemed to have occurred, and the Shareholder of such Exchangeable Non-Voting Shares shall be deemed to have transferred to the Parent its right, title and interest in and to such Exchangeable Non-Voting Shares and shall cease to be a Shareholder of such Exchangeable Non-Voting Shares and shall not be entitled to exercise any of the rights of a Shareholder in respect thereof, other than the right to receive his proportionate part of the total purchase price therefor, unless the requisite number of Parent Common Shares (together with a check for the balance, if any, of the total purchase price therefor) is not allotted, issued and delivered by the Parent to such Shareholder (or to such other persons, if any, properly designated by such Shareholder), within five (5) Business Days of the date of the giving of such notice by the Shareholder, in which case the rights of the Shareholder shall remain unaffected until such Parent Common Shares are so allotted, issued and delivered by the Parent and any such check is so delivered and paid. Concurrently with such Shareholder ceasing to be a Shareholder of Exchangeable Non-Voting Shares, the Shareholder shall be considered and deemed for all purposes to be the holder of Parent Common Shares delivered to it pursuant to the

Insolvency Exchange Right.

4.6 Exercise of Insolvency Exchange Right Subsequent to Retraction. In the event that a Shareholder has exercised its right under Article 27.6 of the Exchangeable Share Provisions to require the Purchaser to redeem any or all of the Exchangeable Non-Voting Shares held by the Shareholder (the "Retracted Shares") and is notified by the Purchaser pursuant to section 27.6 (a) of the Exchangeable Share Provisions that the Purchaser will not be permitted as a result of solvency requirements of applicable law to redeem all such Retracted Shares, and the Shareholder has not revoked the retraction request delivered by the Shareholder to the Purchaser pursuant to section 27.6 (a) of the Exchangeable Share Provisions, the retraction request will constitute and will be deemed to constitute notice from the Shareholder to the Parent to exercise the Insolvency Exchange Right with respect to those Retracted Shares which the Purchaser is unable to redeem. In any such event, the Purchaser hereby agrees with the Shareholder immediately to notify the Parent of such prohibition against the Purchaser redeeming all of the Retracted Shares and immediately to forward or cause to be forwarded to the Parent all relevant materials delivered by the Shareholder to the Purchaser of the Exchangeable Non-Voting Shares
(including without limitation a copy of the retraction request delivered pursuant to section 27.6 (a) of the Exchangeable Share Provisions) in connection with such proposed redemption of the Retracted Shares and the Parent will thereupon exercise the Insolvency Exchange Right with respect to the Retracted Shares that the Purchaser is not permitted to redeem and will purchase such shares in accordance with the provisions of this Article 4.

4.7 Stamp or Other Transfer Taxes. Upon any sale of Exchangeable Non-Voting Shares to the Parent pursuant to the Insolvency Exchange Right or the Automatic Exchange Rights, the share certificate or certificates representing Parent Common Shares to be delivered in connection with the payment of the total purchase price therefor shall be issued in the name of the Shareholder of the Exchangeable Non-Voting Shares so sold without charge to the Shareholder of the Exchangeable Non-Voting Shares so sold; provided, however that such Shareholder
(a) shall pay (and neither the Parent, the Purchaser nor the Trustee shall be required to pay) any documentary, stamp, transfer, withholding or other taxes that may be payable in respect of any transfer involved in the issuance or delivery of such shares to a person other than such Shareholder, or (b) shall have established to the satisfaction of the Trustee, the Parent and the Purchaser that such taxes, if any, have been paid.

4.8 Notice of Insolvency Event. Immediately upon the occurrence of an Insolvency Event or any event which with the giving of notice or the passage of time or both would be an Insolvency Event, the Purchaser and the Parent shall give written notice thereof to the Trustee and the Shareholders, which notice shall contain a brief statement of the right of the Shareholders with respect to the Insolvency Exchange Right.

4.9 Qualification of Parent Common Shares. The Parent represents and warrants that it has taken all actions and done all things as are necessary under any United States or Canadian federal, provincial or state law or regulation or pursuant to the rules and regulations of any regulatory authority or the fulfilment of any other legal requirement (collectively, the "Applicable Laws") as they exist on the date hereof and will in good faith expeditiously take all such actions and do all such things as are necessary under Applicable Laws as they may exist in the future to cause the Parent Common Shares to be issued and delivered pursuant to the Exchangeable Share Provisions, the Insolvency Exchange Right or the Automatic Exchange Rights; provided that all Parent Common Shares will be subject to such resale restrictions as imposed by applicable securities legislation.

4.10 Reservation of Parent Common Shares. The Parent hereby represents, warrants and covenants that it has irrevocably reserved for issuance and will at all times keep available, free from preemptive and other rights, out of its authorized and unissued capital stock such number of Parent Common Shares (a) as is equal to the sum of (i) the number of Exchangeable Non-Voting Shares issued and outstanding from time to time and (ii) the number of Exchangeable Non-Voting Shares issuable upon the exercise of all rights to acquire Exchangeable Non-Voting Shares outstanding from time to time and (b) as are now and may hereafter be required to enable and permit the Purchaser and the Parent to meet their respective obligations hereunder, under the Support Agreement, under the Exchangeable Share Provisions and under any other security or commitment pursuant to which the Parent may now or hereafter be required to issue Parent Common Shares. To the extent permitted under Article 5 hereof, the Trust Shares may be used to satisfy the Parent's obligations under this Section 4.10.

4.11 Automatic Exchange on Liquidation of the Parent

(a) The Parent will give the Trustee and the Shareholders notice of each of the following events (each a "Liquidation Event") at the time set forth below:

     (i) in the event of any determination by the board of directors of the Parent to institute voluntary liquidation, dissolution or winding-up proceedings with respect to the Parent or to effect any other distribution of assets of the Parent among its shareholders for the purpose of winding up its affairs, at least sixty (60) days prior to the proposed effective date of such liquidation, dissolution, winding-up or other distribution; or

     (ii) immediately, upon the earlier of (A) receipt by the Parent of notice of or (B) the Parent otherwise becoming aware of any threatened or instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding-up of the Parent or to effect any other distribution of assets of the Parent notifying its shareholders for the purpose of winding up its affairs.

(b) Such notice shall include a brief description of the automatic exchange of Exchangeable Non-Voting Shares for Parent Common Shares provided for in
     Section 4.12(c) and the ability of a Shareholder not to participate in such automatic exchange.

(c) In order that the Shareholders will be able to participate on a pro rata basis with the holders of Parent Common Shares in the distribution of assets of the Parent in connection with a Liquidation Event, on the fifth Business Day prior to the effective date of a Liquidation Event (the
     "Liquidation Event Effective Date") all of the then outstanding Exchangeable Non-Voting Shares shall be automatically exchanged for Parent Common Shares in the absence of an affirmative written election from a Shareholder not to participate in the automatic exchange received by the Parent before the fifth Business Day before the Liquidation Event Effective Date. To effect such automatic exchange the Parent shall purchase each Exchangeable Non-Voting Share outstanding on the fifth Business Day prior to the Liquidation Event Effective Date and held by Shareholders, and each Shareholder shall sell the Exchangeable Non-Voting Shares held by it at such time, for a purchase price per share equal to (a) the Current Market Price of one (1) Parent Common Share on the fifth Business Day prior to the Liquidation Event Effective Date, which shall be satisfied in full by the Parent delivering or causing to be delivered to the

     Shareholder one Parent Common Share, plus (b) an additional amount equivalent to the full amount of all dividends declared and unpaid on each such Exchangeable Non-Voting Share and all dividends declared on Parent Common Shares which have not been declared on such Exchangeable Non-Voting Shares in accordance with section 27.3 of the Exchangeable Share Provisions (provided that if the record date for any such declared and unpaid dividends occurs on or after the day of closing of such purchase and sale the purchase price shall not include such additional amount equivalent to such declared and unpaid dividends). In connection with such automatic exchange, the Parent will provide to the Shareholders an Officer's Certificate setting forth the calculation of the purchase price for each Exchangeable Non-Voting Share, together with a notice of the anticipated Liquidation Event Effective Date.

(d) On the fifth Business Day prior to the Liquidation Event Effective Date, the closing of the transaction of purchase and sale contemplated by the automatic exchange of Exchangeable Non-Voting Shares for Parent Common Shares shall be deemed to have occurred, and each Shareholder shall be deemed to have transferred to the Parent all of the Shareholder's right, title and interest in and to its Exchangeable Non-Voting Shares and shall cease to be a Shareholder of such Exchangeable Non-Voting Shares and the Parent shall deliver or cause to be delivered to the Shareholder Parent Common Shares deliverable upon the automatic exchange of Exchangeable Non-Voting Shares for Parent Common Shares and shall deliver to the Shareholder a check for the balance, if any, of the total purchase price for such Exchangeable Non-Voting Shares. Concurrently with such Shareholder ceasing to be a Shareholder, the Shareholder shall be considered and deemed for all purposes to be the holder of Parent Common Shares issued to it pursuant to the automatic exchange of Exchangeable Non-Voting Shares for Parent Common Shares and the certificates held by the Shareholder previously representing the Exchangeable Non-Voting Shares exchanged by the Shareholder with the Parent pursuant to such automatic exchange shall thereafter be deemed to represent Parent Common Shares delivered to the Shareholder by the Parent pursuant to such automatic exchange prior to the surrender by the Shareholder of the Exchangeable Non-Voting Share certificates. Upon the request of a Shareholder and the surrender by the Shareholder of Exchangeable Non-Voting Share certificates deemed to represent Parent Common Shares, duly endorsed in blank and accompanied by such instruments of transfer as the Parent may reasonably require, the Parent shall deliver or cause to be delivered to the Shareholder certificates representing Parent Common Shares of which the Shareholder is the holder.

4.12 Withholding Rights. The Parent will retain tax counsel to advise the Parent and the Trustee on all income tax and withholding obligations of the Parent, the Trust and the Trustee. The Parent and the Trustee shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any Shareholder such amounts as the Parent or the Trustee is required or permitted to deduct and withhold with respect to the making of such payment under the United States Internal Revenue Code of 1986 as amended (the "Code"), the Income Tax Act (Canada) or any provision of state, local, provincial or foreign tax law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Shareholder of the shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required or permitted to be deducted or withheld from any payment to a Shareholder exceeds the cash portion of the consideration otherwise payable to the Shareholder, the Parent or the Trustee is hereby authorized to sell or otherwise dispose of at fair market value such portion of the consideration as is necessary to provide sufficient funds to the Parent or the Trustee, as the case may be, in order to enable it to comply with such deduction or withholding requirement and shall account to the relevant Shareholder for any balance of such sale proceeds.

                                    ARTICLE 5

                                    DIVIDENDS

5.1  The  holders  of  Exchangeable   Non-Voting  Shares  will  be  entitled  to
participate in all dividends declared by the Purchaser, in accordance with the provisions of the Exchangeable Share Provisions and the Support Agreement.

5.2 The Trustee hereby expressly waives, for and on its own behalf and on behalf of all Shareholders, all rights to receive dividends of every nature as may be payable to it as holder of the Trust Shares, and the parties acknowledge that the Parent need not include the Trust Shares in its calculations for purposes of determining the payment of dividends, and need not pay or distribute any dividends (either in cash, shares or otherwise) to the Trustee as holder of the Trust Shares, provided however that such waiver may be rescinded by the Trustee upon receipt of notice from a Shareholder that the Purchaser has omitted to pay any dividends otherwise payable or that either the Parent or the Purchaser contests the right of the holders of Exchangeable Non-Voting Shares to receive dividends, or the right to receive dividends on the Exchangeable Non-Voting Shares that are otherwise in doubt whereupon the Parent will pay and the Trustee shall collect all dividends paid on the Trust Shares from time to time until the Trustee receives an Officer's Certificate from the Purchaser certifying that the Purchaser is in compliance with its obligations to pay dividends in accordance with the Exchangeable Share Provisions. Any dividends received by the Trustee on the Trust Shares shall be paid to the Shareholders in the same manner as dividends would have been paid by the Purchaser to the holders of Exchangeable Non-Voting Shares.

5.3 For clarity, the Voting Rights and exchange rights granted by the Parent to the Shareholders hereunder do not in any manner confer any additional rights to the Shareholders, including, but subject to the provisions of the Support Agreement, any rights to receive or participate in dividends declared or paid by the Parent.

                                    ARTICLE 6

                               SUPPORT PROVISIONS

6.1 Use of Trust  Shares in  Connection  with  Support  Agreement.  Pursuant  to section 2.11 of the Support Agreement, the Trust Shares provide additional security for the Parent's and the Purchaser's obligations under the Purchase Agreement, the Exchangeable Share Provisions and the Support Agreement. In the event that the Purchaser and the Parent both default on their obligations to acquire the Exchangeable Non-Voting Shares pursuant to the Exchangeable Share Provisions, the Support Agreement, or Article 4 of this Agreement, a Shareholder may provide written notice to the Parent, the Purchaser and the Trustee of such default. If such default is not cured within ten (10) Business Days, the Shareholder may provide written notice to the Trustee of such failure to cure. The Trustee shall then use the Trust Shares to satisfy the Parent's obligation to acquire the Exchangeable Non-Voting Shares as if the Parent had instructed the Trustee to use the Trust Shares for such purpose pursuant to section 4.5 hereof. The Exchangeable Non-Voting Shares acquired by the Trustee in such transaction shall be distributed to the Parent. In the event that the Trustee uses the Trust Shares to so acquire Exchangeable Non-Voting Shares, and if the Parent is obligated to pay any declared but unpaid dividends (or dividends declared on Parent Common Shares which have not been declared on such Exchangeable Non-Voting Shares in accordance with section 27.3 of the Exchangeable Share Provisions), the Parent shall remain obligated to pay such amount to the Shareholder.

6.2 Application of Trust Shares. At such time as either the Purchaser or the Parent acquires Exchangeable Non-Voting Shares from a Shareholder, it shall provide the Trustee with an Officer's Certificate specifying (i) the former Shareholder, (ii) the number of Exchangeable Non-Voting Shares acquired, (iii) the form of the acquisition, designated by the provision of the applicable agreement (Exchangeable Share Provisions, Support Agreement or this Agreement) and (iv) the date of such acquisition. If such certification is made, the Trustee shall distribute to the Parent a number of Trust Shares equal to the number of Exchangeable Non-Voting Shares so acquired by the Parent (or, if so requested by the Parent, distributed such Parent Common Shares to the former Shareholder on behalf of the Parent).

                                    ARTICLE 7

                             CONCERNING THE TRUSTEE

7.1 Powers and Duties of the Trustee. The rights, powers and authorities of the Trustee under this Agreement, in its capacity as trustee of the Trust, shall include:

(a) receiving and depositing the Trust Shares from the Parent as trustee for and on behalf of the Shareholders in accordance with the provisions of this Agreement;

(b)  distributing materials to Shareholders as provided in this Agreement;

(c)  holding title to the Trust Estate;

(d) investing any moneys forming, from time to time, a part of the Trust Estate as provided in this Agreement; and

(e) taking such other actions and doing such other things as are specifically provided in this Agreement.

In the exercise of such rights, powers and authorities the Trustee shall have (and is granted) such incidental and additional rights, powers and authority not in conflict with any of the provisions of this Agreement as the Trustee, acting in good faith and in the reasonable exercise of its discretion, may deem necessary or appropriate to effect the purpose of the Trust. Any exercise of such discretionary rights, powers and authorities by the Trustee shall be final, conclusive and binding upon all persons. Notwithstanding anything to the contrary herein, the Trustee shall have no obligation to exercise any discretion in the performance of its obligations hereunder and shall only be required to act upon the express written instructions of the Parent, the Purchaser or the Shareholders. For greater certainty, the Trustee shall have only those duties as are set out specifically in this Agreement.

The Trustee in exercising its rights, powers, duties and authorities hereunder shall act honestly and in good faith and in accordance with its fiduciary duties to the Shareholders and shall exercise the care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances. The

Trustee shall not be required to take any notice of, or to do or to take any act, action or proceeding as a result of any default or breach of any provision hereunder, unless and until notified in writing of such default or breach, which notice shall distinctly specify the default or breach desired to be brought to the attention of the Trustee and, in the absence of such notice, the Trustee may for all purposes of this Agreement conclusively assume that no default or breach has been made in the observance or performance of any of the representations, warranties, covenants, agreements or conditions contained herein.

7.2 No Conflict of Interest. The Trustee represents to the Purchaser and the Parent that at the date of execution and delivery of this Agreement there exists no material conflict of interest in the role of the Trustee as a fiduciary hereunder and the role of the Trustee in any other capacity. The Trustee shall, within ninety (90) days after it becomes aware that such a material conflict of interest exists, either eliminate such material conflict of interest or resign in the manner and with the effect specified in Article 9.

7.3 Dealings with Third Parties. The Purchaser and the Parent irrevocably authorize the Trustee, from time to time, to:

(a) consult, communicate and otherwise deal with any respective registrars, transfer agents, payment agents or any other person or entity appointed from time to time by the Parent in connection with any matter relating to the Exchangeable Non-Voting Shares and Parent Common Shares; and

(b) requisition, from time to time, (i) from any such registrar, transfer agent payment agent or other person or entity, appointed from time to time by the Parent, as applicable, any information readily available from the records maintained by it which the Trustee may reasonably require for the discharge of its duties and responsibilities under this Agreement; and (ii) from the Purchaser, the holder of Parent Common Shares, and any subsequent holder or agent of such shares, the share certificates issuable upon the exercise from time to time of the Insolvency Exchange Right and pursuant to the Automatic Exchange Rights in the manner specified in Article 4 hereof. The Purchaser and the Parent irrevocably authorize their respective payment agent, or any other authorized agent appointed from time to time by the Parent to comply with all such requests.

7.4 Books and Records. The Trustee shall keep available for inspection, during normal business hours, by the Parent and the Purchaser, at the Trustee's principal office in Pennsylvania, correct and complete books and records of account relating to the Trustee's actions under this Agreement, including without limitation all information relating to mailings and instructions to and from Shareholders.

7.5 Income Tax Returns and Reports. The Trustee will allocate and distribute all income and losses of the Trust to the Shareholders in each year such that the Trust is not in a position to pay any tax or file any tax returns. Shareholders will be individually and personally responsible for all income and losses incurred by the Trust. In this regard, the Parent will retain tax counsel on behalf of the Trust, and agrees to prepare and distribute to each Shareholder all necessary tax forms for them to complete their United States and Canadian tax returns. The Shareholders may obtain the advice and assistance of such experts as they may consider necessary or advisable.

7.6 Indemnification Prior to Certain Actions by Trustee. The Trustee shall exercise any or all of the rights, duties, powers or authorities vested in it by this Agreement at the request, order or direction of any Shareholder upon such Shareholder furnishing to the Trustee reasonable funding, security and indemnity against the costs, expenses and liabilities which may be incurred by the Trustee therein or thereby.

The Trustee shall not be required to expend any of its own funds or otherwise incur any financial liability in the exercise of any of its rights, powers, duties or authorities, but instead shall be entitled to be fully funded, given security and indemnity in advance as aforesaid.

7.7 Actions by Shareholders. Shareholders shall be entitled to take proceedings in any court of competent jurisdiction to enforce any of their rights hereunder as against the Purchaser and the Parent.

7.8 Reliance upon Declarations. The Trustee shall not be considered to be in contravention of any of its rights, powers, duties and authorities hereunder if, when required, it acts and relies in good faith upon lists, mailing labels, notices, statutory declarations, certificates, opinions, reports or other papers or documents furnished pursuant to the provisions hereof or required by the Trustee to be furnished to it in the exercise of its rights, powers, duties and authorities hereunder.

7.9 Evidence and Authority to Trustee. The Purchaser and the Parent shall furnish to the Trustee evidence of compliance with the conditions provided for in this Agreement relating to any action or step required or permitted to be taken by the Purchaser and/or the Parent for the Trustee under this Agreement or as a result of any obligation imposed under this Agreement including, without limitation, in respect of the Insolvency Exchange Right or the Automatic Exchange Rights and the taking of any other action to be taken by the Trustee at the request of or on the application of the Purchaser and the Parent forthwith if and when:

(a) such evidence is required by any other section of this Agreement to be furnished to the Trustee in accordance with the terms of this Section 7.9; or

(b) the Trustee, in the exercise of its rights, powers, duties and authorities under this Agreement, gives the Purchaser and/or the Parent written notice requiring it to furnish such evidence in relation to any particular action or obligation specified in such notice.

Such evidence shall consist of an Officer's Certificate of the Purchaser and/or the Parent, a statutory declaration or a certificate made by persons entitled to sign an Officer's Certificate stating that any such condition has been complied with in accordance with the terms of this Agreement.

Whenever such evidence relates to a matter other than the Voting Rights, the Insolvency Exchange Right or the Automatic Exchange Rights and, except as otherwise specifically provided herein, such evidence may consist of a report or opinion of any solicitor, auditor, accountant, appraiser, valuer, engineer or other expert or any other person whose qualifications give authority to a statement made by him, provided that if such report or opinion is furnished by a director, officer or employee of the Purchaser and/or the Parent shall be in the form of an Officer's Certificate or a statutory declaration.

Each statutory declaration, certificate, opinion, report or other paper or document furnished to the Trustee as evidence of compliance with a condition provided for in this Agreement shall include a statement by the person giving the evidence:

(a) declaring that he has read and understands the provisions of this Agreement relating to the condition in question;

(b) describing the nature and scope of the examination or investigation upon which he based the statutory declaration, certificate, statement or opinion; and

(c) declaring that he has made such examination or investigation as he believes is necessary to enable him to make the statements or give the opinions contained or expressed therein.

7.10 Experts, Advisors and Agents. The Trustee may:

(a) in relation to these presents, act and rely on the opinion or advice of or information obtained from any solicitor, auditor, accountant, appraiser, valuer, engineer or other expert, whether retained by the Trustee or by the Purchaser and/or the Parent or otherwise, and may employ such assistants as may be necessary to the proper discharge of its powers and duties and determination of its rights hereunder and may pay proper and reasonable compensation for all such legal and other advice or assistance as aforesaid without taxation for costs and fees; and

(b) employ such agents and other assistants as it may reasonably require for the proper discharge of its powers and duties hereunder, and may pay reasonable remuneration for all services performed for it,

(and shall be entitled to receive reasonable remuneration for all services performed by it) in the discharge of the trusts hereof and compensation for all disbursements, costs and expenses made or incurred by it in the discharge of its duties hereunder and in the management of the Trust without taxation for costs and fees, which compensation reimbursement may be requested to be received in advance prior to undertaking any actions hereunder.

7.11 Investment of Moneys Held by the Trustee. Unless otherwise provided in this Agreement, any moneys held by or on behalf of the Trustee which under the terms of this Agreement may or ought to be invested or which may be on deposit with the Trustee or which may be in the hands of the Trustee may be invested and reinvested in the name or under the control of the Trustee in securities in which, under the laws of the State of Pennsylvania, trustees are authorized to invest trust moneys, provided that such securities are stated to mature within two (2) years after their purchase by the Trustee, and the Trustee shall so invest such moneys on the written direction of the Purchaser. Pending the investment of any moneys as hereinbefore provided, such moneys may be deposited in the name of the Trustee in any bank, loan or trust company authorized to accept deposits under the laws of the United States, Canada or any state or province thereof, at the rate of interest then current on similar deposits.

7.12 Trustee Not Required to Give Security. The Trustee shall not be required to give any bond or security in respect of the execution of the trusts, rights, duties, powers and authorities of this Agreement or otherwise in respect of the premises.

7.13 Trustee Not Bound to Act on Corporation's Request. Except as in this Agreement or otherwise specifically provided, the Trustee shall not be bound to act in accordance with any direction or request of the Purchaser and/or the Parent or the directors thereof until a duly authenticated copy of the instrument or resolution containing such direction or request shall have been delivered to the Trustee and the Trustee shall be empowered to act and rely upon any such copy purporting to be authenticated and believed by the Trustee to be genuine.

7.14 Conflicting Claims. If conflicting claims or demands are made or asserted with respect to any interest of any Shareholder in any Exchangeable Non-Voting Shares, including any disagreement between the heirs, representatives, successors or assigns succeeding to all or any part of the interest of any Shareholder in any Exchangeable Non-Voting Shares resulting in conflicting claims or demands being made in connection with such interest, then the Trustee shall be entitled, at its sole discretion, to refuse to recognize or to comply with any such claim or demand. In so refusing, the Trustee may elect not to exercise any Insolvency Exchange Right or Automatic Exchange Rights subject to such conflicting claims or demands and in so doing, the Trustee shall not be or become liable to any person on account of such election or its failure or refusal to comply with any such conflicting claims or demands. The Trustee shall be entitled to continue to refrain from acting and to refuse to act until:

(a) the rights of all adverse claimants with respect to the Insolvency Exchange Right or Automatic Exchange Rights subject to such conflicting claims or demands have been adjudicated by a final judgment of a court of competent jurisdiction; or

(b) all differences with respect to the Insolvency Exchange Right or Automatic Exchange Rights subject to such conflicting claims or demands have been conclusively settled by a valid written agreement binding on all such adverse claimants, and the Trustee shall have been furnished with an executed copy of such agreement. If the Trustee elects to recognize any claim or comply with any demand made by any such adverse claimant, it may in its discretion require such claimant to furnish such surety bond or other security satisfactory to the Trustee as it shall deem appropriate fully to indemnify it as between all conflicting claims or demands.

7.15 Acceptance of Trust. The Trustee hereby accepts the Trust created and provided for by and in this Agreement and agrees to perform the same upon the terms and conditions set forth herein and to hold all rights, privileges and benefits conferred hereby and by law in trust for the various persons who shall from time to time be Shareholders, subject to all the terms and conditions set forth herein.

7.16 Validity of Certificates. If at any time in the performance of its duties under this Agreement, it shall be necessary for the Trustee to receive, accept, act or rely upon any certificate, notice, request, waiver, consent, receipt, direction, affidavit or other paper, writing or document furnished to it and purporting to have been executed or issued by the Purchaser, the Parent or the Shareholders or their authorized officers or attorneys, the Trustee shall be entitled to rely and act upon the genuineness and authenticity of any such writing submitted to it. It shall not be necessary for the Trustee to ascertain whether or not the persons who have executed, signed or otherwise issued, authenticated or receipted such papers, writings or documents have authority to do so or that they are the same persons named therein or otherwise to pass upon any requirement of such papers, writing or documents that may be essential for their validity or effectiveness or upon the truth and acceptability of any information contained therein which the Trustee in good faith believes to be genuine

                                    ARTICLE 8

                                  COMPENSATION

8.1 Fees and Expenses of the Trustee. The Parent, Purchaser and the Shareholders jointly and severally agree to pay to the Trustee reasonable compensation for all of the services rendered by it under this Agreement and will reimburse the Trustee for all reasonable expenses and disbursements, including, without limitation, legal fees and expenses and the reasonable compensation and disbursements of all other advisors, agents and assistants not regularly in its employ and the cost and expense of any suit or litigation of any character and any proceedings before any governmental agency reasonably incurred by the Trustee in connection with its rights and duties under this Agreement; provided that the Parent and the Purchaser shall have no obligation to reimburse the Trustee for any expenses or disbursements paid, incurred or suffered by the Trustee in any suit or litigation in which the Trustee is determined to have acted fraudulently or in bad faith or with gross negligence or willful misconduct. The Trustee shall be obliged to provide only one account or invoice to the Parent from time to time during this Agreement in connection with any services rendered by it under this Agreement on behalf of any of the parties.

                                    ARTICLE 9

                   INDEMNIFICATION AND LIMITATION OF LIABILITY

9.1 Indemnification of the Trustee. The Parent, Purchaser and the Shareholders jointly and severally agree to indemnify and hold harmless the Trustee and each of its directors, officers, partners, employees and agents appointed and acting in accordance with this Agreement (collectively, the "Indemnified Parties") against all claims, losses, damages, costs, penalties, fines and reasonable expenses (including reasonable expenses of the Trustee's legal counsel) which, without fraud, gross negligence, willful misconduct or bad faith on the part of such Indemnified Party, may be paid, incurred or suffered by the Indemnified Party by reason of or as a result of the Trustee's acceptance or administration of the Trust, its compliance with its duties set forth in this Agreement, or any written or oral instructions delivered to the Trustee by the Parent or the Purchaser pursuant hereto. Subject to (ii), below, the Parent and the Purchaser shall be entitled to participate at their own expense in the defence and, if the Parent and the Purchaser so elect at any time after receipt of such notice, either of them may assume the defence of any suit brought to enforce any such claim. In the event the Parent and/or the Purchaser assume the defence of the Trustee, no settlement of any claim shall be entered into without the prior approval of the Trustee; and the Trustee shall have the right to re-assume the defence of any suit if the Parent or Purchaser fail to actively continue such defence so assumed. The Trustee shall have the right to employ separate counsel in any such suit and participate in the defence thereof but the fees and expenses of such counsel shall be at the expense of the Trustee unless: (i) the employment of such counsel has been authorized by the Parent or the Purchaser; or (ii) the named parties to any such suit include both the Trustee and the Parent; or (iii) the Purchaser and the Trustee shall have been advised by counsel acceptable to the Parent or the Purchaser that there may be one or more legal defences available to the Trustee which are different from or in addition to those available to the Parent or the Purchaser (in which case the Purchaser shall not have the right to assume the defence of such suit on behalf of the Trustee but shall be liable to pay the reasonable fees and expenses of counsel for the Trustee).

9.2 Limitation of Liability. The Trustee shall not be liable for any act or omission by it except where such act or omission occurs as a result of the Trustee's gross negligence or willful misconduct. The Trustee shall not be liable for any losses or damages due to the acts or omissions of third parties, including without limitation, the failure by the Parent and/or the Purchaser to comply with its obligations under this Agreement, as the case may be. Under no circumstances shall the Trustee be liable for any special, indirect or consequential losses or damages (including without limitation loss of profits and penalties) whether caused by the Trustee's negligence or that of its employees, agents or otherwise. The Trustee shall not be held liable for any loss which may occur by reason of depreciation of the value of any part of the Trust Estate or any loss incurred on any investment of funds pursuant to this Agreement except to the extent that such loss is attributable to the fraud, gross negligence, willful misconduct or bad faith on the part of the Trustee.

                                   ARTICLE 10

                                CHANGE OF TRUSTEE

10.1 Resignation. The Trustee, or any trustee hereafter appointed, may at any time resign by giving written notice of such resignation to the Parent and the Purchaser specifying the date on which it desires to resign, provided that such notice shall never be given less than thirty (30) days before such desired resignation date unless the Parent and the Purchaser otherwise agree and provided further that such resignation shall not take effect until the date of the appointment of a successor trustee and the acceptance of such appointment by the successor trustee. Upon receiving such notice of resignation, the Parent and the Purchaser shall promptly appoint a successor trustee by written instrument in duplicate, one copy of which shall be delivered to the resigning trustee and one copy to the successor trustee.

10.2 Removal. The Trustee, or any trustee hereafter appointed at any time on thirty (30) days' prior notice by written instrument executed by the Parent and the Purchaser, in duplicate, one copy of which shall be delivered to the trustee so removed and one copy to the successor trustee. Any successor trustee to be appointed upon the removal of the Trustee shall be appointed in accordance with the provisions as provided under Section 10.3 of this Agreement.

10.3 Successor Trustee. Any successor trustee appointed as provided under this Agreement shall execute, acknowledge and deliver to the Parent and the Purchaser and to its predecessor trustee an instrument accepting such appointment. Thereupon the resignation or removal of the predecessor trustee shall become effective and such successor trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, duties and obligations of its predecessor under this Agreement with like effect as if originally named as trustee in this Agreement. However, on the written request of the Parent and the Purchaser or of the successor trustee, the trustee ceasing to act shall, upon payment of any amounts then due it pursuant to the provisions of this Agreement, execute and deliver an instrument transferring to such successor trustee all of the rights and powers of the trustee so ceasing to act. Upon the request of any such successor trustee, the Parent and the Purchaser and such predecessor trustee shall execute any and all instruments in writing for more fully and certainly vesting in and confirming to such successor trustee all such rights and powers.

10.4 Notice of Successor Trustee. Upon acceptance of appointment by a successor trustee as provided herein the Parent and the Purchaser shall cause to be mailed notice of the succession of such trustee hereunder to each Shareholder at the address of such Shareholder shown on the register of Shareholders of Exchangeable Non-Voting Shares. If the Parent or the Purchaser shall fail to cause such notice to be mailed within ten (10) days after acceptance of appointment by the successor trustee, the successor trustee shall cause such notice to be mailed at the expense of the Parent and the Purchaser.

                                   ARTICLE 11

                              THE PARENT SUCCESSORS

11.1 Certain Requirements in Respect of Combination, etc. The Parent shall not enter into any transaction (whether by way of reconstruction, reorganization, consolidation, merger, transfer, sale, lease or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other person or, in the case of a merger, of the continuing corporation resulting therefrom unless:

(a) such other person or continuing corporation is a corporation (herein called the "Parent Successor") incorporated under the laws of any state of the United States or the laws of Canada or any province thereof; and

(b) the Parent Successor, by operation of law, becomes, without more, bound by the terms and provisions of this Agreement or, if not so bound, executes, prior to or contemporaneously with the consummation of such transaction a Agreement supplemental hereto and such other instruments (if any) as are satisfactory to the Trustee and in the opinion of legal counsel to the Trustee are necessary or advisable to evidence the assumption by the Parent Successor of liability for all moneys payable and property deliverable hereunder and the covenant of such Parent Successor to pay and deliver or cause to be delivered the same and its agreement to observe and perform all of the covenants and obligations of the Parent under this Agreement.

11.2 Vesting of Powers in Successor. Whenever the conditions of Section 11.1 hereof have been duly observed and performed, the Trustee, if required by
Section 11.1 hereof, the Parent Successor and the Purchaser shall execute and deliver the supplemental Agreement provided for in Article 12 and thereupon the Parent Successor shall possess and from time to time may exercise each and every right and power of the Parent under this Agreement in the name of the Parent or otherwise and any act or proceeding by any provision of this Agreement required to be done or performed by the board of directors of Parent or any officers of the Parent may be done and performed with like force and effect by the directors or officers of such the Parent Successor.

11.3 Wholly-Owned Subsidiaries. Nothing herein shall be construed as preventing the amalgamation, merger or sale of any wholly-owned subsidiary of the Parent with or into the Parent, the winding-up or merger of any wholly-owned subsidiary of the Parent with or into the Parent, or the winding-up, liquidation or dissolution of any wholly-owned subsidiary of the Parent, and nothing herein shall prohibit the Parent in any manner whatsoever from selling, transferring or otherwise disposing of any and all of the assets of the Parent including, without limitation, any and all of the assets of such subsidiary provided that all of the assets of such subsidiary are transferred to the Parent or another wholly-owned subsidiary of the Parent.

                                   ARTICLE 12

                  AMENDMENTS AND SUPPLEMENTAL TRUST AGREEMENTS

12.1 Amendments, Modifications, etc. This Agreement may not be amended or modified except by an agreement in writing executed by the Purchaser, the Parent and the Shareholders in accordance with section 27.10 of the Exchangeable Share Provisions.

12.2 Meeting to Consider Amendments. The Purchaser, at the request of the Parent shall call a meeting or meetings of the Shareholders for the purpose of considering any proposed amendment or modification requiring approval pursuant hereto. Any such meeting or meetings shall be called and held in accordance with the by-laws of the Purchaser, the Exchangeable Share Provisions and all applicable laws.

12.3 Changes in Capital of Parent or the Purchaser. At all times after the occurrence of any event effected pursuant to section 2.7 or 2.8 of the Support Agreement, as a result of which either Parent Common Shares or the Exchangeable Non-Voting Shares or both are in any way changed, this Agreement shall forthwith be amended and modified as necessary in order that it shall apply with full force and effect, mutatis mutandis, to all new securities into which Parent Common Shares or the Exchangeable Non-Voting Shares or both are so changed and the parties hereto shall execute and deliver a supplemental Agreement giving effect to and evidencing such necessary amendments and modifications.

12.4 Execution of Supplemental Agreements. No amendment to or modification or waiver of any of the provisions of this Agreement otherwise than as permitted hereunder shall be effective unless made in writing and signed by all of the parties hereto. From time to time the parties may, subject to the provisions of these presents, and they shall, when so directed by these presents, execute and deliver by their proper officers, Agreements or other instruments supplemental hereto, which thereafter shall form part hereof, for any one or more of the following purposes:

(a) evidencing the succession of Parent Successors to the Parent and the covenants of and obligations assumed by each such Parent Successor in accordance with the provisions of Article 11 and the successor of any successor trustee in accordance with the provisions of Article 10;

(b) making any additions to, deletions from or alterations of the provisions of this Agreement or the Insolvency Exchange Right or the Automatic Exchange Rights which, in the opinion of the Parent and its counsel, will not be prejudicial to the interests of the Shareholders as a whole or are in the opinion of counsel to the Parent necessary or advisable in order to incorporate, reflect or comply with any legislation the provisions of which apply to the parties or this Agreement; and


(c) for any other purposes not inconsistent with the provisions of this Agreement, including without limitation to make or evidence any amendment or modification to this Agreement as contemplated hereby, provided that, in the opinion of the Parent and its counsel, the rights of the Trustee and the Shareholders as a whole will not be prejudiced thereby.


                                   ARTICLE 13

                                   TERMINATION

13.1 Term. The Trust created by this Agreement shall continue until the earliest to occur of the following events:

(a)  no outstanding Exchangeable Non-Voting Shares are held by any Shareholder;

(b) each of the Purchaser and the Parent acts in writing to terminate the Trust and such termination is approved by the Shareholders of the Exchangeable Non-Voting Shares in accordance with section 27.10 of the Exchangeable Share Provisions; and

(c)  December 31, 2098.

13.2 Survival of Agreement. Subject to the provisions of Section 13.1(b) hereof, this Agreement shall survive any termination of the Trust and shall continue until there are no Exchangeable Non-Voting Shares outstanding held by any Shareholder; and for clarity, that the provisions of Articles 8 and 9 shall survive any such termination of the Trust or this Agreement.


                                   ARTICLE 14

                                     GENERAL

14.1 Severability. If any provision of this Agreement is held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remainder of this Agreement shall not in any way be affected or impaired thereby and the agreement shall be carried out as nearly as possible in accordance with its original terms and conditions.

14.2 Inurement. This Agreement shall be binding upon and endure to the benefit of the parties hereto and their respective successors and permitted assigns and to the benefit of the Shareholders.

14.3 Notices to Parties. All notices and other communications between the parties hereunder shall be in writing and shall be deemed to have been given if delivered personally or by confirmed facsimile to the parties at the following addresses (or at such other address for such party as shall be specified in like notice):


     if to the Parent or the Purchaser:

     1010- 789 West Pender St. Vancouver B.C. V6C 1H2


     if to the Trustee at:

     3rd Floor, 7 East Lancaster Avenue, Ardmore,
     Pennsylvania 19003-2318

     Attention: Jonathan Miller
     Fax: 610/649-7302


Any notice or other communication given personally shall be deemed to have been given and received upon delivery thereof and if given by telecopy shall be deemed to have been given and received on the date of receipt thereof unless such day is not a Business Day in which case it shall be deemed to have been given and received upon the immediately following Business Day.

14.4 Notice of Shareholders. Any and all notices to be given and any documents to be sent to any Shareholders may be given or sent to the address of such Shareholder shown on the register of Shareholders in any manner permitted by the by-laws of the Purchaser from time to time in force in respect of notices to shareholders and shall be deemed to be received (if given or sent in such manner) at the time specified in such by-laws, the provisions of which by-laws shall apply mutatis mutandis to notices or documents as aforesaid sent to such Shareholders.

14.5 Risk of Payments by Mail. Whenever payments are to be made or documents are to be sent to any Shareholder by the Trustee or by the Purchaser, or by such Shareholder to the Trustee or to the Parent or the Purchaser, the making of such payment or sending of such document sent through the mail shall be at the risk of the Purchaser, in the case of payments made or documents sent by the Trustee or the Purchaser, and the Shareholder, in the case of payments made or documents sent by the Shareholder.

14.6 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

14.7 Jurisdiction. This Agreement shall be construed and enforced in accordance with the laws of the State of Pennsylvania and the laws of the United States applicable therein, except insofar as it relates to internal governance of the Purchaser, which is to be construed and enforced in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

14.8 Attornment. The Parent and the Purchaser each agree that any action or proceeding arising out of or relating to this Agreement may be instituted in the courts of the State of Pennsylvania, each waives any objection which it may have now or hereafter to the venue of any such action or proceeding, irrevocably submits to the non-exclusive jurisdiction of the said courts in any such action or proceeding, agrees to be bound by any judgment of the said courts and not to seek, and hereby waives, any review of the merits of any such judgment by the courts of any other jurisdiction.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.



I-TECH HOLDINGS GROUP, INC.             579818 B.C. LTD.

By:       "/S/ MARCUS NEW"              By:       "/S/MARCUS NEW"
   ---------------------------------       -----------------------------------

Name:     MARCUS NEW                    Name:     MARCUS NEW
      ------------------------------         ---------------------------------

Title:    CEO/DIRECTOR                  Title:    CEO DIRECTOR
      ------------------------------          --------------------------------


STOCKTRANS, INC.

By:       "/S/JONATHON MILLER"
   ---------------------------------

Name:     JONATHON MILLER
      ------------------------------

Title:    PRESIDENT
      ------------------------------

                                    EXHIBIT C

                                    AGREEMENT

     Agreement dated as of March 19, 1999 by and among 569358 B.C. Ltd. and Craig Faulkner.

                                   WITNESSETH

     WHEREAS, each of the parties hereto beneficially owns common stock, no par value ("Common Stock") of I-Tech Holdings Group, Inc., a Colorado corporation (the "Company"); and

     WHEREAS, the parties hereto constitute a group with respect to beneficial ownership of the Company's Common Stock for purpose of Rule 13d-1 and Schedule 13D as promulgated by the Securities and Exchange Commission; and

     NOW, THEREFORE, the parties hereto hereby agree as follows:

     1. The parties hereto shall prepare a single statement containing the information required by Schedule 13D with respect to their respective interests and the group's interest in the Company's Common Stock (the "Schedule 13D"), and the Schedule 13D shall be filed on behalf of each of them.

     2. Each party hereto shall be responsible for the timely filing of Schedule 13D and any necessary amendments thereto, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning any other party contained therein, except to the extent that he or it knows or as reason to believe such information is inaccurate.

     3. Joseph Sierchio, Esq., Sierchio & Albert, P.C., 41 East 57th Street, New York, New York 10022 (212) 446-9500 shall be designated as the person authorized to receive notices and communications with respect to Schedule 13D and any Amendments thereto.

     4. This agreement represents all prior agreements written or oral with respect to the subject matter hereof.

     IN WITNESS WHEREOF, the undersigned has executed this Agreement as of the date first above written.


     569358 B.C. Ltd.


By:       /s/ Craig Faulkner
         ------------------------------------
         Craig Faulkner, Authorized Signatory


          /s/ Craig Faulkner
         ------------------------------------
         Craig Faulkner